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McLEODUSA INCORPORATED AND SUBSIDIARIES INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
TABLE OF CONTENTS 2

As filed with the Securities and Exchange Commission on May 4, 2007

Registration No. 333-141490

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

McLeodUSA Incorporated
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4813 (Primary Standard Industrial Classification Code Number)	42-1407240 (I.R.S. Employer Identification Number)

One Martha's Way
Hiawatha, Iowa 52233
(319) 790-7800
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Royce J. Holland
President and Chief Executive Officer
McLeodUSA Incorporated
One Martha's Way
Hiawatha, Iowa 52233
(319) 790-7800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David A. Westenberg, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 Telephone: (617) 526-6000 Telecopy: (617) 526-5000	Bernard L. Zuroff, Esq. Group Vice President—General Counsel McLeodUSA Incorporated One Martha's Way Hiawatha, Iowa 52233 Telephone: (319) 790-7800 Telecopy: (319) 790-7008	Nazim Zilkha, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 Telephone: (212) 819-8200 Telecopy: (212) 354-8113

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated May 4, 2007

             Shares

Common Stock

This is the initial public offering of common stock of McLeodUSA Incorporated. We are offering             shares of our common stock. Selling stockholders are offering an additional           shares of our common stock. We anticipate that the initial public offering price will be between $                and $                per share. We will not receive any proceeds from the sale of shares by the selling stockholders. We have applied to list our common stock on The Nasdaq Global Market under the symbol "MUSA."

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The selling stockholders have granted the underwriters the right to purchase up to           additional shares of common stock to cover over-allotments.

Deutsche Bank Securities	Jefferies & Company

The date of this prospectus is                           , 2007.

The McLeodUSA Network

Seattle
Spokane
Portland
Boise
Salt Lake City
Los Angeles
Phoenix
Albuquerque
Denver
Colorado Springs
Fargo
Minneapolis
Green Bay
Milwaukee
Chicago
Grand Rapids
Detroit
Cleveland
Columbus
Dayton
Indianapolis
St. Louis
Sioux Falls
Omaha
Kansas City
Dallas
Austin
San Antonio
Houston
Leased Transport Routes
McLeodUSA Fiber Routes
Fiber Routes in Use
Fiber Routes for Future Use
McLeodUSA Service Node Locations
McLeodUSA®

McLeodUSA delivers a wide variety of broadband IP-based voice and data services, targeting primarily small and medium-sized enterprises and multi-location commercial customers in the Midwest, Rocky Mountain, Southwest and Northwest regions of the nation.

PROSPECTUS SUMMARY

        This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including "Risk Factors," our audited consolidated financial statements and the other financial information appearing elsewhere in this prospectus, before making an investment decision.

Company Overview

        We provide internet protocol-based, or IP-based, communications services to small- and medium-sized enterprises, and traditional telephone services to commercial and residential customers. Our IP-based communications services are delivered over a high-speed broadband connection and consist of a wide variety of voice and data services, including local and long distance voice, internet access, email, virtual private networking, network security, conference calling, and high capacity private line services. We believe we provide a level of service and network and call reliability comparable to that of traditional phone networks, with significantly lower capital expenditures and operating costs. We also provide wholesale communications services to other communications services providers through our extensive network facilities, in which we have invested over $2.5 billion since our inception.

        Since January 2006, we have primarily targeted small- and medium-sized enterprise and multi-location customers within our geographic footprint with average monthly telecommunications bills of $500 to $5,000 per location. According to IDC, a leading provider of global information technology research and advice, approximately eight million small- and medium-sized enterprises, defined as businesses with less than 500 employees, will spend an aggregate of approximately $76.8 billion in 2007 for communications services in the United States. To address our target customers, we have shifted most of our sales resources from telemarketing to field and agent sales and have focused on geographic areas with potential enterprise customers who will use our services in multiple locations. As part of our strategy, we manage all aspects of our service offerings for our customers, including installation, provisioning, monitoring, proactive fault management and billing.

        We serve 67 metropolitan statistical areas, including 19 of the largest 50 MSAs, across 20 states in the Midwest, Rocky Mountain, Southwest and Northwest regions, representing 40% of the U.S. population. We deliver our services primarily over our private secure network using T-1 and higher connectivity. We have one of the largest facilities-based networks maintained by a competitive carrier in the United States, spanning approximately 13,000 intercity and 4,000 metropolitan local route miles and encompassing over one million intercity fiber miles and 500,000 fiber miles of metropolitan local fiber optic cable. In addition, we lease capacity from other carriers and space in approximately 650 regional Bell operating company central offices, known as collocations, where we place our network transmission equipment to access most of our customers' locations.

        Our team of senior executives has substantial experience in the telecommunications industry and extensive knowledge of our markets. Our management team is led by our Chief Executive Officer, Royce Holland, who has over 30 years of managerial experience, including over 18 years of experience in the telecommunications industry. Our executive management team includes key personnel who have held positions at leading major communications companies. Combined, our executive management team has over 150 years of telecommunications industry experience.

        As of December 31, 2006, we had nearly 1,600 employees serving approximately 101,900 residential telephone lines, 283,500 business lines and 14,300 T-1 circuits. For the year ended

December 31, 2006, we had revenue of $544.7 million and incurred an operating loss of $15.3 million. At December 31, 2006, we had stockholders' equity of $217.1 million and an accumulated deficit of $28.3 million.

Our Strategy

        In January 2006, we emerged from Chapter 11 bankruptcy with a new chief executive officer, board of directors and equity ownership. At the same time, we shifted our business strategy to focus on providing services based on high-speed digital transmission connections, known as T-1 circuits, which we believe offer greater value to customers, increase customer retention and provide revenue growth opportunities for us.

        Elements of our new strategy include:

  •
  Focusing on Small- and Medium-Sized Enterprise Customers.  We plan to continue to target enterprise customers with our IP-based integrated packages of voice and data services that we believe will generate greater revenue and profits per customer location than the residential and very small business customers which were our historic focus.

  •
  Leveraging Our Network and Operational Infrastructure.  Our IP-based intercity fiber network enables us to provide our services with minimal incremental investment and maintain one of the lowest ratios of capital expenditures as a percentage of revenues within our industry. As of December 31, 2006, our average network utilization was approximately 50%, as measured by unused capacity in our switches and intercity fiber network.

  •
  Improving Network Efficiency and Reducing Network Expenses.  We believe that our disciplined approach to sales, installation and service, together with our automated business processes, will allow us to further streamline our operations and maintain low operating costs. As part of our ongoing effort to evaluate and rationalize our network, we have reduced monthly recurring costs for electric power and cross-connects for our collocations, decommissioned collocations in areas with limited potential to capture target business customers, and eliminated excess leased network capacity.

  •
  Expanding Our Field Sales Force and Agency Distribution Channels.  In early 2006, we shifted most of our sales resources from telemarketing to field and agent sales, which we believe are more effective in selling higher value services to our larger target customers. We have also expanded our field sales force to target small-and medium-sized enterprise and multi-location customers in geographies where we have network facilities.

  •
  Providing Services that Meet the Needs of Our Customers.  Our goal is to provide services that improve our customers' daily productivity, simplify their networks and provide them with control of their networks. Since January 2006, our retail T-1 products are typically purchased under two or three year contracts, which we believe increases customer retention and provides revenue growth opportunities.

  •
  Considering Potential Strategic Transactions.  We may supplement our organic growth by acquiring network assets and customers that overlay our existing network and allow us to realize cost synergies, gain market share or improve profitability. Alternatively, we may divest certain assets or markets that are no longer core to our business strategy.

        For a discussion of the industry in which we operate, please see "Business—Industry Overview."

 Company History

        We were founded in 1993 with a strategy to serve residential and small business customers in the Midwest by reselling the local and long distance voice services of other carriers. Through August 2001, we grew rapidly, acquired numerous businesses, and focused on the construction of local and long distance voice networks and a national data network. As a result of the subsequent slowdown in the telecommunications industry and the national economy, and the burden of approximately $4.0 billion in debt we had incurred to finance our growth, we filed for Chapter 11 bankruptcy in January 2002. As part of our first plan of reorganization, pre-Chapter 11 noteholders received $670 million in cash and new preferred stock, and all other outstanding equity securities were exchanged for new common stock. We emerged from Chapter 11 in April 2002 with approximately $950 million in debt and a revised strategic plan that attempted to focus on profitable revenue growth but still within the residential and small business markets.

        Following our first bankruptcy, our revenues continued to decline because of continuing weakness in segments of the telecommunications industry; the fact that our target residential and small business customers generally sought commoditized services from the lowest cost provider and exhibited high turnover; reduction in demand for long distance services among our retail customer base; and increased competition from the regional Bell operating companies and reductions in access rates and intercarrier compensation due to regulatory changes. In light of our inability to achieve new revenue growth in excess of existing customer turnover and ultimately to generate enough operating cash flow to service our remaining debt, we filed for Chapter 11 bankruptcy again in October 2005. Upon emergence on January 6, 2006, all outstanding equity securities were cancelled without consideration, and our creditors received all of our new common stock. Since that time, our common stock has not been publicly traded.

        As a result of our two bankruptcies, equity securities (including securities issued in acquisitions) with an aggregate issuance price of approximately $5.0 billion were cancelled, and an aggregate of approximately $3.1 billion in indebtedness was cancelled.

        We believe our new business strategy and capital structure address many of the past difficulties which resulted in our Chapter 11 filings:

  •
  We have significantly deleveraged our balance sheet, reducing our total debt from $777.3 million at December 31, 2005 to $120.0 million at December 31, 2006.

  •
  We generated positive cash flow during 2006, and had $64.8 million of cash on hand at December 31, 2006.

  •
  Operationally, we reduced sales, general and administrative expenses by 16% from 2005 to 2006, and successfully shifted our sales focus to higher value enterprise customers. From the fourth quarter of 2005 to the fourth quarter of 2006, sales of T-1 based services grew from 37% of new sales to 73% of new sales, and monthly churn for T-1 based services decreased from 1.5% to 1.2%.

Risks Associated with Our Business

        Our business is subject to numerous risks and uncertainties, as more fully described under "Risk Factors" beginning on page 9, which you should carefully consider before purchasing our common stock. For example:

  •
  We have never been profitable and we may not be profitable in the future.

  •
  We face intense and growing competition from other providers of communications services that have significantly greater resources than we do.

  •
  We may not be successful in implementing our new business strategy, including the consummation of future acquisitions or divestitures or the integration of acquired businesses.

  •
  Our historic financial difficulties, including our two bankruptcies, have adversely affected our image, ability to compete, liquidity and financial results.

  •
  Government regulation may increase our costs, decrease our revenues, adversely impact our ability to provide services and/or subject our services to additional competitive pressures.

  •
  We are dependent on the regional Bell operating companies from whom we lease collocations, portions of our local transport networks and the vast majority of the wires, known as "last mile" circuits, connecting our network transmission equipment to our customers' locations.

        In addition, the ability of new investors to influence corporate matters may be limited because a small number of stockholders will beneficially own a substantial amount of our common stock following this offering. After giving effect to this offering, assuming no exercise by the underwriters of their over-allotment option, affiliates of Fidelity Investments will beneficially own     % of our common stock, affiliates of Wayzata Investment Partners LLC will beneficially own    % of our common stock, and affiliates of Jefferies & Company, Inc., one of the managing underwriters of this offering, will beneficially own    % of our common stock.

Recent Developments

        On March 9, 2007, we completed the sale of our ATS business for a purchase price of approximately $16 million. ATS provides cable television services in and around Cedar Rapids and Marion, Iowa, and was not core to our continuing telecommunications business.

        On March 23, 2007, we signed an agreement to acquire the Chicago-area customer base and related assets of Mpower Communications Corp. for approximately $17.3 million in cash. The acquisition is subject to obtaining customary regulatory approvals and is expected to close in the quarter ending June 30, 2007. Until closing, we will assist Mpower in managing its Chicago-area assets in exchange for a management fee that will be calculated based on monthly cash flow from Mpower's operations.

        On March 26, 2007, we filed a Registration Statement on Form S-4 pursuant to which we plan to offer to exchange all of our outstanding 10 1/2% notes, which we originally issued in a private placement transaction in October 2006, for new 10 1/2% notes that are identical to the old notes except that the new notes will be freely transferable. On April 6, 2007, we provided notice that $16 million in aggregate principal amount of 10 1/2% notes would be redeemed on May 8, 2007 out of the ATS proceeds, and we intend to use a portion of the net proceeds of this offering to redeem up to an additional $26 million in aggregate principal amount of 10 1/2% notes, as more fully described under "Use of Proceeds" beginning on page 30. As of the date of this prospectus, affiliates of Jefferies & Company, Inc. own approximately $4.0 million in principal amount of our 10 1/2% notes and will benefit from these redemptions.

 Our Corporate Information

        We were incorporated in Delaware as McLeod, Inc. in 1993 and changed our name to McLeodUSA Incorporated in 1997. Our principal executive offices are located at One Martha's Way, Hiawatha, Iowa 52233, and our telephone number is (319) 790-7800. Our website address is www.mcleodusa.com. We have included our website address as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of this prospectus.

        In this prospectus, unless otherwise stated or the context otherwise requires, references to "McLeodUSA," "we," "us," "our" and similar references refer to McLeodUSA Incorporated.

The Offering

Common stock outstanding before this offering	30,750,000 shares
Common stock offered by McLeodUSA	shares
Common stock offered by the selling stockholders	shares
Common stock to be outstanding after this offering	shares
Over-allotment option	shares
Use of proceeds
We intend to use a portion of the net proceeds of this offering to redeem up to $26 million in principal amount of our outstanding 10 1/2% notes and the balance of our net proceeds for working capital and other general corporate purposes, which may include funding capital expenditures, acquisitions and investments. See "Use of Proceeds" for additional information. We will not receive any proceeds from the sale of shares by the selling stockholders.
Dividend Policy	We intend to retain all future earnings, if any, to fund the development and growth of our business. We do not anticipate paying cash dividends on our common stock.
Proposed Nasdaq Global Market symbol	"MUSA"

        The number of shares of our common stock that will be outstanding immediately after the offering is based on shares outstanding as of December 31, 2006, but does not include:

  •
  437,800 shares of common stock issuable upon the exercise of options outstanding and exercisable as of December 31, 2006 under our 2006 Omnibus Equity Plan, which we refer to as our 2006 plan, at a weighted average exercise price of $8.38 per share;

  •
  1,163,400 shares of common stock issuable upon the exercise of options outstanding, but not exercisable, as of December 31, 2006 under our 2006 plan, at a weighted average exercise price of $8.38 per share; and

  •
  648,800 shares of common stock available for future issuance under our 2006 plan as of December 31, 2006.

        The                           shares sold in this offering will represent             % of our outstanding common stock upon completion of the offering.

        Unless otherwise indicated, the information contained in this prospectus assumes:

  •
  no exercise by the underwriters of their over-allotment option;

  •
  the filing of an amendment to our restated certificate of incorporation to increase the number of authorized shares of our common stock; and

  •
  the issuance and sale by us of             shares of common stock in this offering.

        McLeodUSA® and StarQuality® are our registered trademarks. Other trademarks, trade names or service marks appearing in this prospectus are the property of their respective owners.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following tables set forth our selected consolidated financial data for the periods ended and dates indicated. The selected consolidated financial data for January 1, 2006 and the years ended December 31, 2004, 2005 and 2006 and as of December 31, 2005 and 2006 have been derived from, and should be read together with, our audited consolidated financial statements beginning on page F-1 of this prospectus.

        The summary historical financial information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified in its entirety by, the discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes thereto included elsewhere in this prospectus.

	Predecessor McLeodUSA			Reorganized McLeodUSA
	Years Ended December 31,
			January 1, 2006(1)	Year Ended December 31, 2006
	2004	2005
	(dollars in millions)
Income Statement Data:
Revenue	$716.2	$635.0	$—	$544.7
Operating Expenses:
Cost of service(2)	393.8	362.1	—	315.8
Selling, general and administrative(2)	268.4	217.4	—	181.7
Depreciation and amortization	356.8	212.9	—	60.1
Reorganization charges, net	—	20.2	(18.5)	—
Restructuring, asset impairment and other charges (adjustments)	262.9	301.7	—	2.4

Total operating expenses (income)	1,281.9	1,114.3	(18.5)	560.0

Operating (loss) income	(565.7)	(479.3)	18.5	(15.3)
Interest expense, net	(48.2)	(65.3)	—	(12.7)
Other (expense) income	(10.6)	9.8	—	(0.3)
Gain on cancellation of debt	—	—	728.1	—

Net (loss) income	(624.5)	(534.8)	746.6	(28.3)
Preferred stock dividend	(2.9)	(1.3)	—	—

(Loss) income applicable to common shares	$(627.4)	$(536.1)	$746.6	$(28.3)

(1)
On October 28, 2005, we filed a voluntary petition for bankruptcy relief under Chapter 11. On January 6, 2006 we emerged from bankruptcy pursuant to the terms of a plan of reorganization. Upon emergence, we adopted the fresh start accounting provisions of SOP 90-7. The adoption of fresh start accounting had a material effect on our financial statements. As a result, our financial statements for periods after January 1, 2006 are not comparable to our financial statements for earlier periods. Specifically, interest expense, due to the substantial cancellation of debt, and depreciation and amortization expense, due to the adjustment of the carrying values of property, equipment and intangibles to their estimated fair market values, have significantly changed after the application of SOP 90-7.

(2)
Exclusive of depreciation and amortization.

        Unaudited pro forma information in the consolidated balance sheet data table set forth below reflects our sale of             shares of common stock in this offering at an assumed initial public offering price of $       per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, as well as our use of proceeds from the ATS sale to redeem a portion of our outstanding 10 1/2% notes. Pro forma as adjusted information in the consolidated balance sheet data table set forth below further reflects our use of a portion of the proceeds of this offering to redeem a portion of our outstanding 10 1/2% notes.

	December 31, 2006
	Actual	Pro Forma		Pro Forma As Adjusted
	(in millions)
Balance Sheet and Other Data:
Cash and cash equivalents	$64.8	$		$
Property and equipment, net	306.3		306.3		306.3
Working capital (deficiency) (excluding assets held for sale)	10.4
Total assets	479.0
Total debt	120.0
Stockholders' equity (deficiency)	217.1
Weighted average common shares outstanding:
Basic	30.0
Diluted	30.0
Year Ended December 31, 2006
Selected Operating Data:
Capital expenditures	$31.9
Deferred line installation costs(1)	17.0
Retail residential traditional telephone service line churn	3.54%
Retail business traditional telephone service line churn	3.17%
Retail T-1 circuit churn	1.32%
Retail unit churn for our Dynamic Integrated Access service	0.59%
As of December 31, 2006
Retail residential traditional telephone service lines in service	101,900
Retail business traditional telephone service lines in service	283,500
Retail T-1 circuits in service	14,300
Quota bearing field sales representatives	210
Quota bearing inside sales representatives	42
Total employees	1,588

(1)
Deferred line installation costs represent costs that are driven by new sales and include equipment, internal labor for installation and provisioning of equipment and service and non-recurring costs paid to the regional Bell operating companies for provisioning traditional telephone service or T-1 circuits.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us.

        If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Relating to Our Industry and Business

We have never been profitable and we may not be profitable in the future. Our revenues have declined for five consecutive years and we expect will decline further in 2007.

        We have experienced significant net and operating losses in the past. For the years ended December 31, 2004, 2005 and 2006, we recorded net losses of $624.5 million, $534.8 million and $28.3 million, respectively, and operating losses of $565.7 million, $479.3 million and $15.3 million. We have only recently generated sufficient cash flow from operations to fund our expenses and may not continue to do so in the future. We have never been profitable on an operating basis and may not be in the future. Our revenues have declined for five consecutive years, from a high of $1,810.8 million (including discontinued operations) in 2001 to $544.7 million in 2006, and we expect that our revenues will decline further in 2007.

We face intense and growing competition from other providers of communications services that have significantly greater resources than we do. Several of these competitors are better positioned to engage in competitive pricing, which may make it difficult for us to attract new customers.

        The market for communications services is highly competitive and we expect the competition to intensify. We compete with many types of communications providers, including traditional local telephone companies, cable companies, new IP-based service providers and other managed service providers with similar business models to our own. Our current or future competitors may provide services that are comparable or superior to those that we provide, or at lower prices, or adapt more quickly to evolving industry trends or changing market requirements.

        Our target customers are small- and medium-sized enterprises and multi-location customers within our geographic footprint. The success of our business depends in part on our ability to attract these potential customers to leave their current providers. Many of these providers have competitive advantages over us, including substantially greater financial, personnel and other resources, better access to capital, brand name recognition and long-standing relationships with customers. These resources may place us at a competitive disadvantage in our current markets and limit our ability to expand into new markets. Because of their greater financial resources, some of our competitors can also afford to reduce prices for their services, offer sales inducements, such as low-cost or free telecommunications equipment, and engage in aggressive promotional activities, which could have an adverse effect on our business. If we are required to reduce our prices to remain competitive, or if we lose customers as a result of these factors, our revenue will decrease.

We may not be successful in implementing our new business strategy or in realizing its anticipated benefits, which could adversely affect our business.

        In the past, we focused on delivering a broad portfolio of products to a wide spectrum of customer segments including residential, small- and medium-sized enterprises, other carriers and internet service providers, and, to a lesser extent, large corporate enterprises. This strategy resulted in a large base of small and lower margin customers with monthly billings of up to $200 per month per location. Upon our January 2006 emergence from our second bankruptcy, we shifted our business strategy to focus on providing higher value bundles of integrated voice, broadband internet access and other data services to enterprise customers with average monthly telecommunications bills of $500 to $5,000 per location. In order to better target these enterprise customers, we also changed our sales and marketing strategy to emphasize direct sales and agent channels with less reliance on telemarketing and yellow pages advertising.

        Our new business strategy represents a significant change from our historic practices. We may not be able to implement our new strategy successfully, and its success is dependent on a number of factors, including our ability to:

  •
  sell bundled products and services to voice- and data-intensive small- to medium-sized enterprise customers;

  •
  scale our operations;

  •
  maximize network utilization;

  •
  evaluate our network and monitor technological developments;

  •
  retain our existing customer base by reducing churn;

  •
  allocate greater sales and marketing and company resources to offering a broad set of value-added services;

  •
  expand, train and incentivize our sales force to sell more complex services; and

  •
  retain access to the last mile access loops and other necessary network elements and collocations leased from the regional Bell operating companies at rates that enable us to competitively price our products.

        In order for us to become profitable, we must achieve objectives in a timely and cost-effective manner. In our effort to become profitable, our revenues have decreased and may continue to do so, which could adversely affect our financial condition, results of operations and cash flows. We may not achieve our objectives, and if we fail to achieve one or more of our objectives, we may not become profitable on an operating basis, our results of operations and cash flows could be negatively impacted and we could be forced to seek alternatives for our business.

Failure to raise necessary capital could restrict our ability to support our network infrastructure, develop or enhance our products, take advantage of future opportunities, operate and expand our business or respond to competitive pressures.

        Our capital resources may not be sufficient to enable us to fund the capital expenditures required to:

  •
  deploy network assets currently not in service;

  •
  construct, purchase, develop and improve communications assets in target markets; and

  •
  improve our business infrastructure and systems to support a more efficient telecommunications company.

        We also require substantial funds for general corporate and other expenses and may require additional funds for working capital fluctuations. Failure to generate or raise sufficient funds may require us to delay or abandon some of our plans or expenditures, which could harm our business and competitive position.

        We expect to meet our funding needs through various sources, including existing cash balances, cash flow from future operations, and proceeds from sales of excess fiber or other excess inventory. While the indenture governing our 10 1/2% notes allows us to enter into a senior secured credit facility and, subject to the satisfaction of a leveraged based ratio test, incur additional indebtedness to fund future liquidity needs, our ability to raise additional capital may be adversely affected by our past financial difficulties and prior bankruptcies. The significant losses incurred by the prior holders of our shares and debt in connection with our bankruptcies may make it more difficult for us to access these sources of additional funds on satisfactory terms, or at all.

Our historic financial difficulties, including our two bankruptcies, have adversely affected our image, ability to compete, liquidity and financial results.

        In August 2001, we initiated a broad financial and operational restructuring, and in April 2002, we emerged from Chapter 11. We filed another voluntary petition for relief under Chapter 11 in October 2005, and on January 6, 2006, we again emerged from bankruptcy. Our past financial difficulties and two bankruptcies have harmed our image with investors, customer and suppliers. They have also adversely affected our liquidity position, because we have been required to provide letters of credit as deposits to certain of our vendors. As of December 31, 2006, we had $8.3 million in outstanding letters of credit. Of this amount, $7.3 million in letters of credit were issued to provide additional security to our vendors, including $4.1 million issued to Qwest related to disputed items and amounts that we have withheld as a result, and $3.2 million required by an insurance company that has issued bonds to various third parties. Generally, these bonds are performance-type bonds required in the ordinary course of our business to allow us access to rights-of-way in order to construct and maintain our network facilities. In connection with our September 2006 issuance of our 10 1/2% notes, we repaid the credit facility under which these letters of credit were originally issued. Accordingly, the outstanding letters of credit are now required to be cash collateralized at 105% of their face value, resulting in a significant amount of restricted cash.

        Additionally, our past financial difficulties and two bankruptcies have adversely affected the willingness of potential customers, particularly the larger, more sophisticated business customers that we are now targeting, to purchase telecommunications services from us. In numerous instances, potential customers have decided not to purchase services from us because of their concerns regarding our financial stability, and in other instances, have required discussions with our sales and executive management regarding our financial condition before purchasing our services. Our financial position may continue to adversely affect the willingness of potential customers to purchase their communications services from us.

        We may also lose revenues to the extent other carriers reduce the amount of business they transact with us as a result of their perception of our financial condition. Some of our critical suppliers of network services, such as the regional Bell operating companies and their affiliated long distance carriers, have sought in the past and may seek in the future to impose burdensome security deposits or require letters of credit that may adversely affect our liquidity position. These vendors may be successful in imposing these requirements on us which could have a material adverse effect on our liquidity and financial condition.

Prices for some of our services are expected to continue to decrease.

        The prices that we charge for some of our communications services have been decreasing, and we expect to continue to experience decreasing prices for certain of our communications services:

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  as we and our competitors increase transmission capacity on existing and new networks;

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  as a result of the continuing convergence of various technological means to provide similar services to customers in our markets;

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  as a result of our current agreements with customers which often contain volume based pricing or other contractually agreed upon decreases in prices during the term of the agreement;

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  through technological advances or otherwise; and

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  as a result of changes in regulatory policy.

        We may be unable to compensate for declining revenues and, accordingly, our historical revenue may not be indicative of future revenue based on comparable customer count or traffic volumes. If the prices for our communications services decrease, and if we are unable to offer additional services from which we can derive additional revenue or otherwise reduce our operating expenses, our operating results will decline and our business and financial results will suffer.

The success of our communications services will depend on our ability to keep pace with rapid technological changes affecting our industry.

        The communications industry has experienced, and we believe will continue to experience, rapid and significant changes in technology. Technological changes, such as the use of wireless network access, could render aspects of our technology suboptimal or obsolete and provide a competitive advantage to new or larger competitors who might more easily be able to take advantage of these opportunities. Some of our competitors, including the local telephone companies, have much longer operating histories, more experience in making upgrades to their networks and greater financial resources than we do. We may not be able to obtain access to new technologies as quickly or on the same terms as our competitors, and we may not be able to apply new technologies to our existing networks without incurring significant costs or at all. In addition, responding to demand for new technologies would require us to increase our capital expenditures, which may require additional financing. If we are unable to keep pace with these technological changes, we could face difficulties in attracting and retaining customers.

Government regulation may increase our costs, decrease our revenues, adversely affect our ability to provide services and/or subject our services to additional competitive pressures.

        Our facilities and services are subject to federal, state and local regulations. The time and expense of complying with these regulations could increase our costs of providing services and subject us to additional competitive pressures. One of the primary purposes of the Telecommunications Act of 1996 was to open the local telephone services market to competition. While this has presented us with opportunities to enter local telephone markets, it also provided important competitive and other benefits to the regional Bell operating companies, such as the ability to provide long distance service to customers in their respective regions. In addition, we need to obtain and maintain licenses, permits and other regulatory approvals in connection with some of our services. Any of the following could adversely affect our business:

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  failure to comply with federal and state tariff requirements;

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  failure to maintain proper federal, state and municipal certifications or authorizations;

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  failure to comply with federal, state or local laws and regulations;

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  failure to obtain and maintain required licenses and permits;

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  failure to properly classify revenues and any misclassification's impact on surcharge collection and remittance;

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  burdensome license or permit requirements to operate in public rights-of-way; and

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  burdensome or adverse regulatory requirements.

        State and federal regulations to which we are subject require prior approval for a range of different corporate activities, such as transfers of direct and indirect control of authorized telecommunications carriers, certain corporate reorganizations, acquisitions of telecommunications operations, assignment of carrier assets, certain stock offerings and incurrence by carriers of significant debt obligations. The failure to obtain such required approvals could adversely affect us and our operations.

        Certificates of authority can generally be conditioned, modified, canceled, terminated or revoked by state regulatory authorities for failure to comply with state law or the rules, regulations and policies of state regulatory authorities. State utility commissions generally have authority to supervise telecommunications service providers in their states and to enforce state utility laws and regulations. Fines or other penalties also may be imposed for violations. We have been fined for violations in the past. State utility commissions or third parties could challenge our compliance with applicable laws or regulations, which could have a material adverse effect on our business, results of operations and financial condition.

        The legislative and regulatory environment in which we operate continues to undergo significant changes. Many of the developments discussed in this prospectus are subject to further legislative and regulatory actions as well as litigation and court review. Our business may be adversely affected by future legislation, regulatory change or court decisions.

Additional liabilities may arise in connection with the federal universal service program

        The Federal Communications Commission, or FCC, has established a "universal service" program that is intended to ensure that affordable, quality basic telecommunications services are available to all residents of the United States. Like other telecommunications providers, we are required to make contributions to support federal and state universal service goals. Our contribution to federal universal service support programs is assessed against our interstate and international end-user telecommunications gross revenue. Our contribution was 10.9% of such revenue in both 2005 and 2006. We paid approximately $6.6 million to the federal program in 2005 and approximately $6.3 million in 2006.

        On March 8, 2007, the Universal Service Administration Company which administers the federal universal service program on behalf of the FCC, completed an audit of our contributions to the federal universal service program based upon our 2005 revenues. The audit report, which is not yet final, tentatively concludes that we underreported or misclassified certain telecommunications service revenues, resulting in a contribution shortfall of approximately $4.4 million. We have filed a response to identify what we believe are errors in the audit report, and we intend to seek modification of the audit findings before the report is finalized. For example, we assert that the audit did not recognize that a significant portion of allegedly underreported interstate revenues are from services sold to other carriers for incorporation into their own telecommunications services. Additionally, a significant portion of the allegedly underreported interstate revenues are associated with high capacity digital T-1 and primary rate interface services that are local in nature and, therefore, not interstate services. In each of these examples, we believe that the services are not end-user interstate services subject to universal service fee contributions. We expect the audit report to be finalized during the first half of 2007. We have reserved what we believe to be an adequate amount related to this audit based on our assessment of the likely outcome. If our efforts are unsuccessful, we have the right to appeal the audit findings to the FCC. In the event that the tentative audit findings are upheld, however, we may be required to pay the contribution shortfall with respect to 2005 revenues, and we also may have additional unanticipated liabilities with respect to our 2006 and 2007 revenues. To satisfy any such additional contribution obligations, we would either need to impose billing surcharges on our customers, thereby increasing our prices, or to absorb these obligations as additional costs.

Consolidation among the regional Bell operating companies and advancing deregulation make it more difficult for us to compete with the regional Bell operating companies and increase revenues.

        It has become increasingly difficult to compete against large, financially strong competitors with well known brands, particularly the regional Bell operating companies, which currently consist of AT&T, Qwest and Verizon, and are known in the telecommunications industry as RBOCs. These companies are now allowed to provide long distance services to customers in all states. The regional Bell operating companies have generally been successful in gaining significant market share for such services, and in the case of AT&T and Verizon, have now acquired the most significant long distance providers. In addition, the ability of the regional Bell operating companies to expand their service offerings enhances their competitive position for local and other services.

        Consolidation in the communications industry has accelerated in the wake of these new policies and other changes in market conditions. RBOCs have also successfully achieved broader deregulation of their retail offerings in many states. With the recent merger and deregulatory activity in the telecommunications industry, we believe that the RBOCs will likely become even stronger competitors.

Our dependence on the RBOCs to provide many of our communications services could make it harder for us to offer our services at a profit.

        Under the Telecommunications Act, the RBOCs are required to provide us with access to certain individual elements of their telecommunications networks on an unbundled basis and at regulated prices based on their costs. These individual elements are known in the telecommunications industry as unbundled network elements. In addition, under the Telecommunications Act, RBOCs are required to provide us with other network elements that may not qualify as unbundled network elements, such as circuit switching, directory assistance and operator services, at just and reasonable prices.

        We depend on the RBOCs to provide us with many of these elements, including the "last mile" connections to most of our customers. At the same time, the RBOCs are our largest competitors. Today, without using the network elements and communications services provided by these companies, we could not economically provide services to most of our customers. Because of this dependence, our communications services are highly susceptible to changes in the conditions for access to RBOC facilities and to possible inadequate service quality provided by the RBOCs. Therefore, we may have difficulty offering our services on a profitable and competitive basis. Qwest and AT&T, including its wholly-owned subsidiaries AT&T Midwest Corporation and Southwestern Bell Telephone Company, are the primary suppliers of these network elements and communications services that allow us to initiate and complete calls and transmit data. Our suppliers' communications facilities allow us to provide local, long distance and internet services and private lines dedicated to our customers' uses. If the RBOCs or other companies are legally entitled to deny or limit our access to their network elements or communications services, or if regulatory decisions allow them to charge higher rates for these elements or services, we may not be able to offer communications services at profitable rates.

        Our loss of access to unbundled network elements has occurred on three occasions to date. In September 2005 the FCC granted forbearance relief to Qwest that has resulted in our loss of access to unbundle network elements at cost-based rates in nine central offices in the Omaha MSA where we have collocated equipment and customers. Qwest has since proposed substantially increasing the prices for all network elements that we use to provide services in the nine affected central offices. Based on the prices demanded by Qwest for replacement facilities, we estimate that our average cost of accessing our customers with T-1 circuits in the Omaha metropolitan area has increased from $76 to $200 as a result of this FCC ruling. Although AT&T has committed not to seek forbearance from the unbundled network element loop and transport obligations before mid-2010, Qwest has made no such commitment. In fact, on April 27, 2007, Qwest petitioned the FCC for forbearance of its obligation to offer unbundled network elements in the Denver, Minneapolis, Seattle and Phoenix metropolitan areas. If Qwest's petition is successful, we would no longer be able to obtain access to our customers in these metropolitan areas at regulated prices, and Qwest might be able to increase the costs of serving our customers by raising the prices of its deregulated transmission services.

        Effective March 11, 2006, the FCC eliminated access to the unbundled network element platform, which was a combination of unbundled network elements purchased from the RBOC at state-regulated prices using the FCC's pricing methodology. This combination of unbundled network elements enabled us to offer local service in markets where we did not have our own local network facilities, and was used to serve residential and very small business customers with four or fewer local lines. To continue serving our customers in those markets, we were forced to replace our lost access to the unbundled network element platform by entering into commercial agreements with Qwest and AT&T.

        In place of the unbundled network element platform, Qwest now offers a commercial product called Qwest Platform Plus, which is priced from 8 to 25% more than the former unbundled network element platform prices for each access line, depending on the state. Under our agreement with Qwest for this product, prices for this product annually increase an average of $1 per access line. The AT&T commercial replacement product, called Local Wholesale Complete, is priced 25 to 300% more than the former unbundled network element platform prices for each access line, depending on the market. Our agreement with AT&T for this product provides for annual price increases based on the rate of inflation. We are annually increasing our retail prices to end users to offset these cost increases. Our 2006 statement of operations reflects both the cost and revenue effects related to these agreements.

        Also effective March 11, 2006, the FCC modified its unbundling rules to eliminate access to high capacity digital loops in certain central offices, and high capacity transport facilities that are used to carry traffic between certain central offices. Seventeen wire centers in our

20-state local network footprint are affected by the rule modification that eliminates our access to high-capacity digital loops. As a result of these rule modifications, we are required to purchase these facilities from the RBOCs through their special access tariffs or through commercial agreements, or, if available, from third-party vendors. Depending on the market and facilities, prices for high capacity facilities affected by the rule modification are on average approximately 80% higher than prices paid for these same facilities when they were classified as unbundled network elements. The total cost impact to us of these price increases is approximately $139,000 per month. To date, the RBOCs have not billed us at the higher prices, but may have a right to do so retroactive to the March 2006 effective date. Our 2006 statement of operations reflects the cost increase resulting from this regulatory change, and we believe we have fully reserved the amounts that may be due if we are billed for each of the affected facilities at the deregulated price.

        Similarly, FCC rules currently permit RBOCs to unilaterally retire copper loop facilities that we use as the last mile connection to our customer without any regulatory oversight. As RBOCs deploy more fiber loop facilities that the FCC has declared are not subject to unbundling obligations, the RBOCs may be able to eliminate our access to last mile facilities that we require to serve our customers. Verizon has filed more than 80 notifications of copper plant retirement affecting several of its exchanges. AT&T and Qwest have not yet filed a notification of copper plant retirement in any exchange in which we use their last mile facilities. Several competitive local exchange carriers, including us, petitioned the FCC in January 2007, to change the rules governing copper plant retirement to protect our access to these last mile copper facilities. The FCC has solicited public comments on this petition but has not yet made any decision.

        In order to interconnect our network equipment and other communications facilities to unbundled network elements controlled by the RBOCs, we must enter into, maintain and renew interconnection agreements with them. Interconnection obligations imposed on the RBOCs by the Telecommunications Act have been and continue to be subject to a variety of legal proceedings. In addition, the mergers of SBC and AT&T, Verizon and MCI and AT&T and BellSouth could significantly impact the availability of acceptable interconnection agreements without incurring the expense of lengthy negotiations and arbitrations with an RBOC in each state. Former standalone long distance carriers AT&T and MCI dedicated significant internal and external resources to negotiate and arbitrate interconnection agreements that many competitive local exchange carriers used as model agreements, and these resources are no longer available as a result of consolidation among RBOCs. On March 2, 2007, Qwest provided notice that it was terminating all current interconnection agreements with us. The termination notice begins a 160-day period for negotiation of new interconnection agreements for each of the states. If we cannot successfully negotiate new agreements with Qwest for each state, or find existing interconnection agreements that Qwest has with other competitive local exchange carriers that meet our network and operating requirements and that we can opt into, then we will be required to arbitrate all unresolved issues before each state commission. We may not be able to obtain interconnection agreements on terms that would continue to permit us to offer services using our own communications network facilities in combination with the local network elements of the RBOCs at profitable and competitive rates.

        When FCC decisions eliminate our access to elements of RBOC networks at cost-based prices, RBOCs may choose or be required to offer those elements on a commercial rather than a regulated basis, and these commercial terms may make these elements uneconomical for us to use. For example, we have been unable to reach an agreement with Qwest for replacement of high capacity facilities in the Omaha central offices affected by the FCC forbearance decision. In these central offices, we have the option of purchasing RBOC special access services in lieu of unbundled network elements, but the FCC has granted the RBOCs substantial pricing flexibility for these services and in many cases they are much more costly than the unbundled network elements they would replace. We may not be able to obtain commercial agreements or special access services on terms that would continue to permit us to offer local services using the RBOC's network facilities at profitable and competitive rates, which may lead us to exit such markets and decrease our customer base and revenues.

Actions by the RBOCs may make it more difficult for us to offer our communications services.

        We anticipate that the RBOCs will continue to pursue litigation, forbearance, retirement of copper loop facilities, changes in regulations and legislation to reduce regulatory oversight over their networks, rates and operations. If they are successful, these initiatives will make it more difficult for us to challenge RBOC actions in the future, which will adversely affect our business. For example, on April 27, 2007, Qwest petitioned the FCC for forbearance of its obligation to offer unbundled network elements in the Denver, Minneapolis, Seattle and Phoenix metropolitan areas. If Qwest's petition is successful, we would no longer be able to obtain access to our customers in these metropolitan areas at regulated prices, and Qwest would potentially be able to increase our cost to serve our customers by raising the prices of its deregulated transmission services.

        The RBOCs are also pursuing actions to make it more difficult for us to act as a wholesale provider of communications services. For example, AT&T and Qwest are attempting to limit competitive local exchange carriers to using unbundled network elements to serve only their own end-user customers, which would eliminate our ability to provide local wholesale services to other competitive local exchange carriers. Both AT&T and Qwest are also trying to impose new network configuration requirements that prohibit use of local interconnection service trunks for terminating anything but local traffic from a competitive local exchange carrier's end-user customers, which would impact our Dynamic Integrated Access services. If successful, the RBOCs will make it more costly for us to serve customers and act as a wholesale provider of communications services.

        The RBOCs are also actively pursuing federal legislative and regulatory initiatives and litigation that could have the effect of decreasing the benefits to us of certain provisions in the Telecommunications Act and various state laws, and increasing the competition that we face from the RBOCs in data services, including by limiting their obligations to provide access to their unbundled network elements, including elements necessary to support our Dynamic Integrated Access services. If successful, these initiatives could make it more difficult for us to compete with the RBOCs and to offer services on a profitable and competitive basis. Please see "Regulatory Environment."

Developments in the wireless telecommunications industry could make it more difficult for us to compete.

        The wireless telecommunications industry is experiencing increasing competition, consolidation, significant technological change and rapid growth. Wireless internet services, high-speed data services and other more advanced wireless services are also gaining in popularity. These developments may make it more difficult for us to gain and maintain our share of the communications market, which may facilitate the migration of wireline usage to wireless services. We could also face additional competition from users of new wireless technologies including, but not limited to, currently unlicensed spectrum. In addition, some governmental entities are contracting with individual companies to construct and operate government subsidized wireless networks using WiMax technology to offer high-speed internet connectivity throughout a city or county.

        Many of the wireless carriers and governmental entities have financial and other resources far greater than we have and have more experience testing and deploying new or improved products and services. The largest wireless carriers, AT&T and Verizon Wireless, both have common ownership interests with RBOCs. As a result, RBOCs are better positioned to offer both wireless and landline telecommunications services and can offer bundled services that may be more attractive to our customers than landline offerings alone. Mobile wireless is also reducing demand for our long distance services local landline installations. In addition, several wireless competitors operate or plan to operate wireless telecommunications systems that encompass most of the United States, which could give them a significant competitive advantage.

Changes in FCC unbundling requirements and compensation rules will continue to affect our business.

        Several times in recent years, the FCC has revised its rules defining the unbundled network elements that the RBOCs are required to sell to competitive local exchange carriers, such as us, at total element long run incremental cost, or TELRIC, rates, which reflect efficient costs plus a reasonable profit. We depend on access to these unbundled network elements in order to provide services to our customers.

        These FCC decisions, among other things, eliminated access to the unbundled network element platform, and eliminated unbundled access to high capacity loops in certain central offices depending on the amount of business access lines and number of fiber collocators in a wire center. To date, 17 wire centers in our 20-state network footprint are affected by the revised loop unbundling rules. We have been required to replace unbundled high capacity loops and transport facilities in the affected wire centers with services provided by a third-party supplier, or with higher priced special access services or other commercially priced offerings from a RBOC. Our business could be adversely affected by the FCC's revised unbundling rules, future changes to those rules, new legislation passed in response to the new unbundling rules or any court decisions relating to the unbundling rules.

        The FCC also has an open docket proposing to reform all forms of intercarrier compensation, including both reciprocal compensation payments for local calls and access charges for in-state and inter-state toll calls. We receive these types of payments on calls that other carriers terminate to our customers, and make payments to other carriers for calls that our customers place. An industry task force produced a proposal named the "Missoula plan" that was filed with the FCC on July 24, 2006. The Missoula Plan would impose a uniform compensation rate applicable to all types of traffic that a carrier terminates, change the rules of interconnection and transiting and partially preempt state authority over intrastate access rates. If the Missoula plan is adopted as proposed, we would experience a significant reduction in access revenues and increased costs of interconnection after the plan is fully implemented over a proposed three-year period, which would have a material adverse effect on us.

The mergers of AT&T and MCI with RBOCs may impact our ability to challenge the RBOCs in federal and state proceedings that will determine our ability to offer services and our cost of services.

        In late 2005, SBC and AT&T and Verizon and MCI completed their respective mergers, and in December 2006, AT&T and BellSouth completed their merger. Since enactment of the Telecommunications Act, MCI and AT&T had been the primary opponents of the RBOCs in federal and state legislative and regulatory forums that related to the Telecommunications Act, FCC rules implementing the Telecommunications Act, and state laws fostering competition in local exchange markets, and served as the primary source of funding for a variety of competitive local exchange carrier coalitions that fought the actions of the RBOCs before state and federal legislators, and in state and federal regulatory and judicial proceedings. AT&T and MCI also dedicated significant internal resources to federal and state regulatory and court proceedings such as interconnection arbitrations and TELRIC dockets in which the costs of unbundled network elements were set by state agencies. As a result of the merger of SBC and AT&T and the merger of Verizon and MCI, the primary source of opposition to RBOC regulatory and legislative actions affecting the ability of competitive local exchange carriers to compete in virtually every key regulatory and legislative forum has been eliminated. We and the remainder of the independent competitive local exchange carrier industry may not have the resources to replace the loss of internal and external resources provided by AT&T and MCI, and as a result our business could be harmed.

The loss of key personnel could weaken our technical and operational expertise, hinder the development of our markets, lower the quality of our service and harm our ability to implement our new business strategy.

        We believe that our ability to implement our new business strategy depends, in part, on our experienced management team, including Royce J. Holland, who has served as our President and Chief Executive Officer since January 2006. For various reasons, including our recent emergence from Chapter 11, we may not be able to retain experienced and innovative management, technology and sales personnel. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could cause us to make less successful strategic decisions, which could hinder the development of our markets. We could also be less prepared for technological or marketing problems, which could reduce our ability to serve our customers and lower the quality of our services. As a result, our financial condition could be adversely affected and we may not be able to implement our new business strategy.

Failure to obtain and maintain necessary permits and rights-of-way could interfere with our network infrastructure and operations.

        To obtain and maintain rights-of-way and similar rights and easements needed to install, operate and maintain our fiber optic cable and other network elements, we must negotiate and manage agreements with state highway authorities, local governments, transit authorities, local telephone companies and other utilities, railroads, long distance carriers and other parties. The failure to obtain or maintain any rights-of-way could interfere with our operations, interfere with our network infrastructure and our use of that infrastructure and adversely affect the business. For example, if we lose access to a right-of-way, we may need to spend significant sums to remove and relocate our facilities.

The success of our Dynamic Integrated Access services is dependent on the growth and public acceptance of IP telephony and public policy that enables us to offer IP-based services using network elements and commercial services purchased from the RBOCs.

        The success of our Dynamic Integrated Access services is dependent upon future demand for IP-based telephony and data services. The growth of the internet telephony market is dependent on several factors. We must continue to have access to the last mile digital circuits at economical prices that enable us to offer IP-based services using these leased facilities. We also must continue to have the ability to terminate voice over IP, or VoIP, calls using existing local interconnection facilities. In addition, IP providers must continue to improve quality of service for real-time communications so that toll-quality service can be provided. IP telephony equipment and services must achieve a similar level of reliability that users of the public switched telephone network have come to expect from their telephone service, including emergency calling features and capabilities. IP telephony service providers must offer cost and feature benefits to their customers that are sufficient to cause the customers to switch away from traditional telephony service providers. If any or all of these factors fail to occur, our IP-based services business may not grow. In addition, IP telephony service is a relatively new technology and we may encounter difficulties, including regulatory hurdles and other problems that we may not anticipate, that may adversely affect the success of our IP-based services.

The effects of increased regulation of IP-based service providers are unknown.

        The FCC has to date generally treated internet service providers as enhanced service providers subject to less stringent regulatory oversight than traditional common carriers. Recently, the FCC has begun imposing regulatory burdens on voice services offered over the internet that connect with the conventional telephone network. In 2005, the FCC imposed emergency 911 obligations on VoIP providers and required them, along with providers of facilities-based internet access services, to upgrade certain network capabilities required by the Communications Assistance for Law Enforcement Act, or CALEA, at potentially significant costs. In June 2006 the FCC required such providers to contribute to the Universal Service Fund. Some states have imposed taxes, fees or surcharges applicable to VoIP telephony services. Congress has to date not sought to heavily regulate, or exempt from regulation, the provision of IP-based services. The FCC, Congress and the states are considering proposals that involve greater regulation of IP-based service providers. The imposition of such regulation could have a material adverse effect on us.

        For example, a Federal District Court in Missouri ruled in January 2007 that the Missouri Public Service Commission is not preempted from regulating IP-based voice services offered by a cable company. Under this ruling, we may be required to follow state regulations concerning tariff requirements and service quality to offer Dynamic Integrated Access services. Other state utility commissions may begin to require providers of IP-based voice services to comply with state regulations that affect the cost of providing Dynamic Integrated Access services.

        In March 2004, the FCC issued a Notice of Proposed Rulemaking, or NPRM, regarding IP-enabled services that could result in the loss of access to last mile access loops on an unbundled basis at TELRIC prices. If the FCC classifies all IP-based services as information services, this could eliminate the RBOCs' obligations to provide unbundled network element T-1 circuits to competitive local exchange carriers for the provisioning of IP-based services. Such an interpretation could have a material adverse effect on us.

Our business requires the implementation and continued development of effective business support systems to implement customer orders and to provide and bill for services.

        Our business depends on our ability to continue to implement effective business support systems. This is a complicated undertaking requiring significant resources and expertise and support from third-party vendors. Business support systems are needed for:

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  implementing customer orders for services;

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  provisioning, installing and delivering these services; and

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  monthly billing for these services.

        Because we plan to increase the number and volume of services we offer, there is a need to continue to develop these business support systems. The failure to continue to develop effective business support systems could materially adversely affect our relationships with customers and our ability to maintain and expand our business.

We may lose customers if we experience system failures that significantly disrupt the availability and quality of the services that we provide.

        Our customers depend on our ability to provide services on a 24 hours a day, seven days a week, 365 days a year schedule, and to avoid and mitigate any interruptions in service or reduced capacity. Interruptions in service or performance problems, for whatever reason, could undermine confidence in our services and cause us to lose customers or make it more difficult to attract new ones. In addition, because many of our services are critical to the businesses of many of our customers, any significant interruption in service could result in lost profits or other loss to customers. Although we attempt to disclaim liability in our service agreements and in our tariffs, certain state laws prohibit such limitations and courts might not enforce a limitation on liability, which could expose us to financial loss. In addition, we often provide our customers with service level commitments. If we are unable to meet these service level commitments as a result of service interruptions, we may be obligated to provide credits, generally in the form of free service for a short period of time, to our customers, which could negatively affect our operating results, or permit customers to terminate their service agreements with us.

        The failure of any equipment or facility on our network, including the network management center and network data storage locations, could result in the interruption of customer service until necessary repairs are effected or replacement equipment is installed. Network failures, delays and errors could also result from natural disasters, terrorist acts, power losses, security breaches and computer viruses. These failures, faults or errors could cause delays, service interruptions, expose us to customer liability or require expensive modifications that could significantly hurt our business.

Network costs may significantly increase over time, which could significantly affect our ability to become profitable.

        We use a variety of wholesale providers to route our long haul and interoffice traffic primarily to and from locations where we do not have our own fiber. These wholesale providers are known in the telecommunications industry as least cost router entities, or LCRs, and they typically provide this service at a rate that is lower than the rate offered by other carriers. Some LCRs in the industry have been accused of converting traditional long distance traffic to IP format and terminating such traffic as local traffic to avoid access charges that would otherwise apply to long distance traffic. If the FCC or a court determines that all traffic carried by LCRs is subject to terminating access charges, then LCRs may exit the market or the prices charged to us by the remaining carriers for transport and transiting services could significantly increase.

Adverse rulings on disputes with AT&T and Qwest would have a significant adverse effect on our cash reserves and we face other litigation risk that could materially adversely affect our business, financial condition and results of operations.

        We are involved in certain disputes with AT&T and Qwest and are subject to other litigation risks which, if they resulted in adverse outcomes for us, could materially adversely affect our business, financial condition and results of operations.

        As a result of a settlement we reached with Qwest prior to our emergence from Chapter 11, we filed complaints against Qwest with several state utility commissions related to a collocation billing dispute. We had withheld payments to Qwest due to the fact that we believed Qwest had not properly implemented our amended interconnection agreement with Qwest. Also as a result of the settlement with Qwest, we filed a civil complaint against Qwest in the U.S. District Court for the Northern District of Iowa seeking recovery of damages related to numerous other billing disputes. Our business and cash reserves could be materially adversely affected by adverse state agency and court rulings in these pending matters.

        We are subject to a litigation risk as a provider of local termination services to LCRs because our LCR customers may misrepresent the nature of traffic that they contract with us to terminate on their behalf. Identifying the originating nature of traffic that has been converted to a digital signal is challenging, and thus it is difficult for us to know the nature of all traffic passed to us by an LCR with absolute certainty. We are currently one of several defendants in a lawsuit brought by AT&T and its affiliates alleging that we conspired with other carriers to avoid payment of AT&T's state or federal access charges. In the event an LCR improperly terminates long distance traffic through us we could be subject to litigation that would be costly to defend and would distract our management from the operation of our business.

        For further discussion of these and other matters regarding disputes or legal proceedings in which we are involved, please see "Legal Proceedings."

We may not be able to successfully consummate future acquisitions or divestitures or integrate acquired businesses.

        From time to time, we evaluate acquiring companies or assets that would allow us to gain market share and expand into markets that complement our existing network footprint, or divesting assets that we no longer consider core to our business strategy. For example, on March 9, 2007, we completed the ATS sale, and on March 23, 2007, we signed an agreement to acquire certain assets from Mpower Communications Corp. for approximately $17.3 million in cash. We can give no assurances that we will proceed with any future acquisitions or divestitures. Acquisitions and divestitures present financial, managerial and operational challenges, including diversion of management attention, difficulty with integrating personnel and financial and other systems, increased expenses, assumption of unknown liabilities and potential disputes with the buyers or sellers. In addition, if we are unable to consummate and successfully integrate future acquisitions and realize contemplated revenue synergies and cost savings, our financial results could be adversely affected.

We have adopted fresh start accounting and, as a result, you will not be able to compare our future financial statements with our historical financial statements.

        On January 6, 2006, our plan of reorganization became effective, and we emerged from Chapter 11 with a new chief executive officer, board of directors and equity ownership. In addition, in connection with our emergence from bankruptcy, we implemented fresh start accounting under the provisions of SOP 90-7 on January 1, 2006, which had a material effect on our financial statements. Accordingly, our financial statements for periods after January 1, 2006 are not comparable to our financial statements for earlier periods.

Risks Related to Our Common Stock and This Offering

There is no existing public market for our common stock, and an active trading market may not develop.

        Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although we have applied to have our common stock listed on The Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult to sell shares you purchase in this offering without depressing the market price for the shares or at all.

If our stock price fluctuates after this offering, you could lose a significant part of your investment.

        Our common stock price is likely to be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

  •
  the failure of securities analysts to publish research about us after this offering or to make changes in their financial estimates;

  •
  announcements by us or our competitors of significant contracts, productions, acquisitions or capital commitments;

  •
  variations in quarterly operating results;

  •
  general economic conditions;

  •
  terrorist acts;

  •
  future sales of our common stock; and

  •
  investor perception of us and the telecommunications industry.

We have broad discretion in the use of our net proceeds from this offering and may not use them effectively.

        Our management will have broad discretion in the application of our net proceeds from this offering and could spend the proceeds in ways that do not improve our operating results or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our common stock to decline. Pending their use, we may invest our net proceeds from this offering in a manner that does not produce income or that loses value.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

        Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in "Underwriting."

        After the completion of this offering, we will have                                        shares of common stock outstanding based on the number of shares outstanding as of April 30, 2007. This includes the                           shares that we are selling in this offering, which may be resold in the public market immediately. The remaining                           shares, or             % of

our outstanding shares after this offering, will be able to be sold, subject to any applicable volume limitations under federal securities laws, in the near future as set forth below.

Days After Prospectus	Shares Eligible for Resale	Comment
Date of prospectus		Freely tradable shares saleable under Rule 144(k) that are not subject to lock-up
90 days		Shares resaleable under Rules 144 and 701 that are not subject to lock-up
180 days and thereafter		Lock-up released; shares saleable under Rules 144, 144(k) and 701 or under Section 1145 of the Bankruptcy Code

        Of the shares of common stock to be outstanding after this offering, 30,000,000 were issued under Section 1145 of the Bankruptcy Code in connection with our plan of reorganization. Substantially all of these shares will be subject to lock-up agreements and, except for such shares held by holders that are deemed to be "underwriters" under Section 1145, will be freely transferable after the expiration of the lock-up period. For further discussion of Section 1145, please see "Shares Eligible for Future Sale."

        In addition, as of December 31, 2006, there were 1,601,200 shares of our common stock issuable upon the exercise of options under our 2006 plan, and an additional 648,800 shares of common stock available for future issuance under our 2006 plan that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144, 144(k) and 701 under the Securities Act.

        We also intend to register all shares of our common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to lock-up agreements.

        These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

The issuance of additional shares of common stock in connection with acquisitions, our employee benefit plans or otherwise will dilute your investment.

        After this offering, we will have an aggregate of                shares of common stock authorized but unissued and not reserved for issuance under our 2006 plan or otherwise. We may issue all of these shares without any action or approval by our stockholders. We intend to pursue strategic acquisitions, and may pay for such acquisitions, partly or in full, through the issuance of additional equity. Any issuance of shares in connection with our acquisitions, the exercise of stock options or otherwise would dilute the percentage ownership held by the investors who purchase our shares in this offering.

Your ability to influence corporate matters may be limited because a small number of stockholders beneficially own a substantial amount of our common stock.

        After giving effect to this offering, assuming no exercise by the underwriters of their over-allotment option, affiliates of Fidelity Investments will beneficially own         % of our common stock, affiliates of Wayzata Investment Partners LLC will beneficially own         % of our common stock, affiliates of Jefferies & Company, Inc., one of the managing underwriters of this offering, will beneficially own         % of our common stock and affiliates of Odyssey America Reinsurance Corporation will beneficially own         % of our common stock. One of our directors, John D. McEvoy, is associated with Wayzata Investment Partners LLC. As a result, these investors could exert significant influence over our management and policies, may have interests that are different from yours and may vote in a way with which you disagree and which may be adverse to your interests. In addition, this concentration of ownership may have the effect of preventing, discouraging or deferring a change of control, which could depress the market price of our common stock. See "Principal and Selling Stockholders."

We have never paid cash dividends on our capital stock and we do not anticipate paying any cash dividends in the foreseeable future.

        We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. The indenture governing our 10 1/2% notes prohibits us from paying dividends on our common stock. In addition, the terms of existing or any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We will incur significant increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, and rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and The Nasdaq Global Market, impose additional requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial additional costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as executive officers.

        In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, for the year ending December 31, 2008, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial expense and expend significant management time on compliance-related issues. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our common stock could decline and we could be subject to sanctions or investigations by The Nasdaq Global Market, the SEC or other regulatory authorities, which would require additional financial and management resources.

 Risks Relating to Our Substantial Indebtedness

Our substantial level of indebtedness could materially adversely affect our financial condition and prevent us from fulfilling our obligations under our 10 1/2% notes and our other indebtedness.

        We have a substantial amount of debt. As of December 31, 2006, we had $120.0 million of total indebtedness. The indenture governing our 10 1/2% notes allows us to enter into a senior secured credit facility and incur additional indebtedness thereunder.

        Our substantial indebtedness could have important consequences to investors and significant effects on our business, including the following:

  •
  it may make it difficult for us to satisfy our obligations under our 10 1/2% notes and our other indebtedness and contractual and commercial commitments and, if we fail to comply with these requirements, an event of default could result;

  •
  we must use a substantial portion of our cash flow from operations to pay interest on our 10 1/2% notes and our other indebtedness, which will reduce the funds available to us for other purposes;

  •
  our ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes will be limited;

  •
  our flexibility in reacting to changes in our industry may be limited and we could be more vulnerable to adverse changes in our business or economic conditions in general; and

  •
  we may be at a competitive disadvantage compared to those of our competitors that are not as highly leveraged.

        The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to satisfy our obligations under our 10 1/2% notes.

McLeodUSA Incorporated, the issuer of our 10 1/2% notes, is a holding company, and therefore our ability to make any required payment on our 10 1/2% notes depends upon the ability of its subsidiaries to pay it dividends or to advance it funds.

        McLeodUSA Incorporated, the issuer of our 10 1/2% notes, has no direct operations and no significant assets other than the stock of its subsidiaries. Because it conducts its operations through its operating subsidiaries, McLeodUSA Incorporated depends on those entities for dividends and other payments to generate the funds necessary to meet its financial obligations, including its required obligations under our 10 1/2% notes. However, each of its subsidiaries is a legally distinct entity, and while its domestic subsidiaries guarantee the notes, such guarantees are subject to risks. The ability of our subsidiaries to pay dividends and make distributions will be subject to, among other things, the terms of any debt instruments of its subsidiaries then in effect and applicable law. If distributions from our subsidiaries to it were eliminated, delayed, reduced or otherwise impaired, our ability to make payments on our 10 1/2% notes would be substantially impaired.

To service our indebtedness, including our 10 1/2% notes, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        We expect to obtain the necessary funds to pay our expenses and the amounts due under our 10 1/2% notes primarily from our operations. Our ability to pay our expenses and make these payments therefore depends on our future performance, which will be affected by financial, business, economic, legislative and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow from operations in the future, which could result in our being unable to repay indebtedness, including our 10 1/2% notes, or to fund other liquidity needs. If we do not have sufficient funds, we may be required to sell assets or incur additional debt. We may need to refinance all or a portion of our indebtedness, including our 10 1/2% notes, at or before maturity. We may not be able to accomplish any of these alternatives on terms acceptable to us, or at all. In addition, the terms of existing or future debt agreements may restrict us from adopting any of these alternatives. The failure to generate sufficient cash flow or to achieve any of these alternatives could materially adversely affect the value of our 10 1/2% notes and our ability to pay the amounts due under the notes.

Despite our substantial level of indebtedness, we may still incur significantly more debt, which could exacerbate any or all of the risks described above.

        We may be able to incur substantial additional indebtedness in the future. Although the indenture governing our 10 1/2% notes limits our ability and the ability of our subsidiaries to incur additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions could be substantial. In addition, the indenture governing our 10 1/2% notes does not prevent us from incurring obligations that do not constitute indebtedness. To the extent that we incur additional indebtedness or such other obligations, the risks associated with our substantial leverage described above, including our possible inability to service our debt, would increase.

Our 10 1/2% notes contain restrictive covenants that limit our operational flexibility.

        Our 10 1/2% notes contain covenants that, among other things, restrict our ability to take specific actions, even if we believe them to be in our best interest. These covenants may include restrictions on our ability to:

  •
  incur or guarantee additional indebtedness or issue certain preferred stock;

  •
  pay dividends or make other distributions;

  •
  issue capital stock of our restricted subsidiaries;

  •
  transfer or sell assets, including capital stock of our restricted subsidiaries;

  •
  make certain investments or acquisitions;

  •
  grant liens on our assets;

  •
  incur dividend or other payment restrictions affecting our restricted subsidiaries;

  •
  enter into certain transactions with affiliates; and

  •
  merge, consolidate or transfer all or substantially all of our assets.

        Our failure to comply with these restrictions could lead to a default under the notes. The actual covenants are contained in the indenture governing our 10 1/2% notes.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes statements that are, or may be deemed to be, "forward-looking statements" that can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "intends," "may," "plan," "predict," "project," "likely," "continue," "will," "should," "could" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth and strategies and the industry in which we operate.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

        The following listing represents some, but not necessarily all, of the factors that may cause actual results to differ from those anticipated or predicted:

  •
  our ability to implement our business strategy and realize its expected benefits;

  •
  our risk of inadequate liquidity;

  •
  our ability to raise necessary capital;

  •
  decreasing prices for our communications services due to changing market conditions;

  •
  our ability to attract new customers, retain existing customers and increase revenues;

  •
  potential adverse affects of our financial difficulties and other competitive communications providers on our image;

  •
  our ability to keep pace with rapid technological changes;

  •
  our dependence on RBOCs;

  •
  the impact of the pursuit of certain litigation, regulations and legislation by RBOCs on our ability to conduct our business;

  •
  RBOCs' success in requiring us to provide them significant deposits or other financial security to maintain our ability to purchase services from the RBOCs;

  •
  RBOCs' ability to offer bundled local and long distance services;

  •
  RBOCs' ability to offer internet access services free of common carrier obligations;

  •
  increased competition in the communications services markets;

  •
  developments in the wireless telecommunications industry;

  •
  government regulation;

  •
  the impact of the Triennial Review Order and the Triennial Review Remand Order;

  •
  the impact of mergers of certain of our competitors with RBOCs;

  •
  the impact of intercarrier compensation reform when adopted by regulators;

  •
  our ability to retain experienced and innovative personnel;

  •
  our ability to obtain and maintain rights-of-way and similar rights and easements;

  •
  the growth and public acceptance of VoIP telephony;

  •
  regulatory risks associated with VoIP telephony;

  •
  additional grants of forbearance to RBOCs by the FCC that negatively impact our ability to interconnect and access bottleneck wireline network elements required to serve customers;

  •
  our ability to implement, develop and maintain effective business support systems;

  •
  our ability to right-size our network and remove excess network costs from our cost of service;

  •
  our ability to develop new products and services that meet customer demands and generate acceptable margins;

  •
  our ability to avoid and mitigate system failures;

  •
  the impact of increases in network costs;

  •
  adverse outcomes in pending disputes between us and AT&T, Qwest and the FCC;

  •
  our ability to consummate strategic transactions; and

  •
  general economic and business conditions.

        You should also carefully read the factors described in the "Risk Factors" section of this prospectus to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements.

        Any forward-looking statements that we make in this prospectus speak only as of the date of such statement, and we undertake no obligation to update such statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

        We estimate that we will receive approximately $              million in net proceeds from the             shares of common stock that we are offering based upon an assumed initial public offering price of $              per share, the midpoint of the estimated price range shown on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $             would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same. We will not receive any proceeds from the sale of shares of common stock offered by the selling stockholders.

        We intend to use:

  •
  a portion of our net proceeds from this offering to redeem up to $26 million in principal amount of our outstanding 10 1/2% notes, at a redemption price of 110.5%, plus accrued and unpaid cash interest; and

  •
  the balance of our net proceeds from this offering for working capital and other general corporate purposes, which may include funding capital expenditures, acquisitions and investments.

        We may use a portion of the net proceeds of this offering to acquire businesses or assets that are complementary to our operations. On March 23, 2007, we signed an agreement to acquire certain assets from Mpower Communications Corp. for approximately $17.3 million in cash, and we expect to close this acquisition by June 30, 2007. We expect to fund the purchase price for this acquisition from available cash if this offering is not completed, but we cannot assure you that this acquisition will be completed. We have no other present understandings, commitments or agreements to enter into any acquisitions or make any investments.

        In addition, the other principal purposes for this offering are to:

  •
  create a public market for our common stock;

  •
  facilitate our future access to the public capital markets;

  •
  provide liquidity for our existing stockholders;

  •
  increase our visibility in our markets;

  •
  mitigate concerns among potential customers about our financial condition and viability;

  •
  improve the effectiveness of our equity compensation plans in attracting and retaining key employees; and

  •
  enhance our ability to acquire complementary businesses or assets.

        Our 10 1/2% notes, which we issued on September 28, 2006, bear interest at 10.5% per annum, payable semi-annually in arrears, and mature on October 1, 2011. We used the net proceeds from the issuance of the 10 1/2% notes to repay $82.7 million of existing indebtedness under our then-outstanding term loans and to cash collateralize $8.8 million related to outstanding trade and performance bond letters of credit, and the remainder for general corporate purposes. Under the terms of the indenture governing our 10 1/2% notes, we are permitted to use the net proceeds from the ATS sale to redeem outstanding 10 1/2% notes at par, plus accrued and unpaid interest, and to use our net proceeds from this offering to redeem additional outstanding 10 1/2% notes at a redemption price of 110.5%, plus accrued and unpaid interest, subject to an overall requirement that we may not redeem more than 35% of the aggregate principal amount of 10 1/2% notes originally issued. On April 6, 2007, we provided notice that $16 million in principal amount of 10 1/2% notes would be redeemed on May 8, 2007 out of the ATS proceeds. As a result, we are permitted to redeem up to $26 million in principal amount of 10 1/2% notes with a portion of our net proceeds from this offering. We have not yet determined the amount of 10 1/2% notes we will redeem with a portion of our net proceeds from this offering. The amount we redeem will depend on the amount of our proceeds from this offering, our anticipated cash resources and needs and other factors we consider relevant. If we redeem the maximum amount, we will redeem $26 million in principal amount of 10 1/2% notes for $28.73 million in cash, plus accrued and unpaid interest. For each $1.0 million decrease in the principal amount redeemed, we will pay $1.105 million less in cash.

        We have not yet determined with any certainty the manner in which we will allocate our net proceeds from this offering, and as a result management will retain broad discretion in the allocation and use of the net proceeds. The amounts and timing of our expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, potential acquisitions, competitive developments and the rate of growth, if any, of our business. For example, if we were to expand our operations more rapidly than anticipated by our current plans, a greater portion of the proceeds would likely be used for working capital and capital expenditures. Alternatively, if we were to engage in an acquisition that contained a significant cash component, some or all of the proceeds might be used for that purpose.

        Pending use of our net proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment—grade, interest-bearing instruments.

DIVIDEND POLICY

        We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. We do not anticipate paying cash dividends to our stockholders in the foreseeable future. The indenture governing our 10 1/2% notes prohibits us from paying dividends on our common stock.

CAPITALIZATION

        The following table presents our capitalization as of December 31, 2006 on:

  •
  an actual basis;

  •
  a pro forma basis to reflect (i) our sale of             shares of common stock in this offering at an assumed public offering price of $             per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses and (ii) our use of proceeds from the sale of our ATS assets to redeem a portion of our outstanding 10 1/2% notes and to pay related fees and expenses; and

  •
  a pro forma as adjusted basis to further reflect our use of a portion of the proceeds of this offering to redeem $             million in principal amount of our outstanding 10 1/2% notes (plus approximately $             million related to redemption premium).

        This table should be read with our financial statements and the related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus.

	December 31, 2006
	Actual	Pro Forma	Pro Forma As Adjusted
10 1/2% Senior Second Secured Notes due 2011	$120.0	$	$
Stockholders' equity:
Common stock, par value $0.01 per share: 37,500,000 shares authorized, 30,750,000 shares issued and outstanding, actual; 250,000,000 shares authorized and shares issued and outstanding, pro forma and pro forma as adjusted	0.3
Additional paid-in capital	245.0

Total stockholders' equity (deficit)	217.1

Total capitalization	$337.1	$	$

        The above table assumes we will redeem $26 million in principal amount of our 10 1/2% notes with a portion of our net proceeds from this offering, but we have not yet determined the actual amount we will redeem. For each $1.0 million decrease in the principal amount redeemed, we will pay $1.105 million less in cash.

        The preceding table excludes:

  •
  437,800 shares of common stock issuable upon the exercise of options outstanding and exercisable as of December 31, 2006 under our 2006 plan at a weighted average exercise price of $8.38 per share;

  •
  1,163,400 shares of common stock issuable upon the exercise of options outstanding, but not exercisable, as of December 31, 2006 under our 2006 plan, at a weighted average exercise price of $8.38 per share; and

  •
  648,800 shares of common stock available for future issuance under our 2006 plan as of December 31, 2006.

DILUTION

        If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the net tangible book value per share of common stock immediately after this offering.

        Our net tangible book value as of December 31, 2006 was $184.5 million, or $6.00 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding.

        After giving effect to our sale of             shares of common stock at an assumed initial public offering price of $         per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of December 31, 2006 would have been $             million, or $         per share. This amount represents an immediate increase in net tangible book value to our existing stockholders of $             per share and an immediate dilution to new investors of $             per share. Dilution per share to new investors is determined by subtracting the net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. The following table illustrates the per share dilution without giving effect to the over-allotment option granted to the underwriters:

Assumed initial public offering price per share		$
Net tangible book value per share as of December 31, 2006	$6.00
Increase per share attributable to new investors

Net tangible book value per share after this offering

Dilution per share to new investors		$

        The following table summarizes as of December 31, 2006, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors, based upon an assumed initial public offering price of $             per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
					Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders(1)	30,750,000%		$728,100,000%		$23.68
New investors

Total		100.0%		$100.0%

(1)
Pursuant to our January 2006 plan of reorganization, 30,000,000 shares of our common stock were issued in full satisfaction of $728,100,000 of aggregate claims.

        The preceding discussion and tables assume no exercise of any stock options outstanding as of December 31, 2006. As of December 31, 2006, there were options outstanding to purchase a total of 1,601,200 shares of common stock under our 2006 plan. Those options had a weighted average exercise price of $8.38 per share. To the extent any of those options are exercised, there will be further dilution to new investors.

        If the underwriters' over-allotment option is exercised in full, the following will occur:

  •
  the percentage of shares of common stock held by existing stockholders will decrease to approximately       % of the total number of shares of our common stock outstanding after this offering; and

  •
  the number of shares held by new investors will increase to                    , or approximately       %, of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the selected financial data with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data for the years ended December 31, 2006, 2005 and 2004 and as of December 31, 2006 and 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated historical financial data for the years ended December 31, 2003 and 2002 and as of December 31, 2004, 2003 and 2002 have been derived from our audited consolidated financial statements which are not included in this prospectus.

        The selected historical financial information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified in its entirety by, the discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes thereto included elsewhere in this prospectus.

	Predecessor McLeodUSA						Reorganized McLeodUSA
	Year Ended December 31,
	2002 (January 1- April 16)(1)	2002 (April 17- December 31)(1)	2003	2004	2005	January 1, 2006(2)	Year Ended December 31, 2006(2)
	(dollars in millions)
Statement of Operations Data:
Revenue	$311.4	$680.7	$869.0	$716.2	$635.0	$—	$544.7
Operating Expenses:
Cost of service(3)	211.2	410.3	498.9	393.8	362.1	—	315.8
Selling, general and administrative(3)	108.9	240.4	312.2	268.4	217.4	—	181.7
Depreciation and amortization	126.3	217.9	340.5	356.8	212.9	—	60.1
Reorganization charges, net	1,596.8	—	—	—	20.2	(18.5)	—
Restructuring, asset impairment and other charges (adjustments)	(6.8)	(0.1)	(0.2)	262.9	301.7	—	2.4

Total operating expenses	2,036.4	868.5	1,151.4	1,281.9	1,114.3	(18.5)	560.0

Operating (loss) income	(1,725.0)	(187.8)	(282.4)	(565.7)	(479.3)	18.5	(15.3)
Interest expense, net	(33.2)	(30.8)	(35.8)	(48.2)	(65.3)	—	(12.7)
Other (expense) income	2.0	(0.5)	22.5	(10.6)	9.8	—	(0.3)
Gain on cancellation of debt	2,372.8	—	—	—	—	728.1	—

(Loss) income from continuing operations	616.6	(219.1)	(295.7)	(624.5)	(534.8)	746.6	(28.3)
Income from discontinued operations	167.1	17.7	—	—	—	—	—

Net (loss) income	783.7	(201.4)	(295.7)	(624.5)	(534.8)	746.6	(28.3)
Preferred stock dividend	(4.8)	(3.5)	(4.6)	(2.9)	(1.3)	—	—

(Loss) income applicable to common shares	$778.9	$(204.9)	$(300.3)	$(627.4)	$(536.1)	$746.6	$(28.3)

Basic and diluted net income (loss) per common share:
(Loss) income from continuing operations	$0.97	$(0.80)	$(1.07)	$(2.12)	$(1.71)	$2.36	$(0.94)
Discontinued operations	$0.27	$0.06	$—	$—	$—	$—	$—

(Loss) income per common share	$1.24	$(0.74)	$(1.07)	$(2.12)	$(1.71)	$2.36	$(0.94)
Weighted average common shares outstanding:
Basic	627.7	276.3	280.4	296.2	313.2	315.7	30.0
Diluted	627.7	276.3	280.4	296.2	313.2	315.7	30.0
Investing Activities
Capital Expenditures	$37.2	$88.0	$78.4	$49.4	$35.9	$—	$31.9
Deferred line installation costs	$16.5	$39.2	$41.4	$28.8	$26.3	$—	$17.0

        Unaudited pro forma information in the consolidated balance sheet data table set forth below reflects our sale of                           shares of common stock in this offering at an assumed initial public offering price of $                           per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, as well as our use of proceeds from the ATS sale to redeem a portion of our outstanding 10 1/2% notes. Pro forma as adjusted information in the consolidated balance sheet data table set forth below further reflects our use of a portion of the proceeds of this offering to redeem a portion of our outstanding 10 1/2% notes.

	Predecessor McLeodUSA				Reorganized McLeodUSA
	December 31,				December 31, 2006
	2002	2003	2004	2005	Actual	Pro Forma	Pro Forma As Adjusted
Balance Sheet Data:
Cash and cash equivalents	$170.6	$56.5	$50.0	$20.0	$64.8	$
Property and equipment, net	1,203.1	1,007.7	728.7	346.4	306.3
Working capital (deficiency) (excluding assets held for sale)	11.3	(42.6)	(62.5)	(824.6)	10.4
Total assets	2,000.3	1,630.6	1,025.8	486.2	479.0
Total debt	719.9	744.4	777.3	777.3	120.0
Stockholders' equity (deficiency)	775.8	521.7	(46.8)	(548.6)	217.1

(1)
On January 31, 2002, we filed a voluntary petition for bankruptcy relief under Chapter 11. On April 16, 2002, we emerged from bankruptcy pursuant to the terms of an amended plan of reorganization, which became effective on that date. Upon emergence, we adopted the fresh start accounting provisions of SOP 90-7. The adoption of fresh start accounting had a material effect on our financial statements. As a result, our financial statements for periods after April 16, 2002 are not comparable to our financial statements for earlier periods. Specifically, interest expense, due to the substantial cancellation of debt, and depreciation and amortization expense, due to the adjustment of the carrying values of property, equipment and intangibles to their estimated fair market values, have significantly changed after the application of SOP 90-7.

(2)
On October 28, 2005, we filed a voluntary petition for bankruptcy relief under Chapter 11. On January 6, 2006 we emerged from those bankruptcy proceedings pursuant to the terms of a plan of reorganization. Upon emergence, we adopted the fresh start accounting provisions of SOP 90-7. The adoption of fresh start accounting had a material effect on our financial statements. As a result, our financial statements for periods after January 1, 2006 are not comparable to our financial statements for earlier periods. Specifically, interest expense, due to the substantial cancellation of debt, and depreciation and amortization expense, due to the adjustment of the carrying values of property, equipment and intangibles to their estimated fair market values, have significantly changed after the application of SOP 90-7.

(3)
Exclusive of depreciation and amortization.

Year Ended December 31, 2006
Selected Operating Data:
Retail residential traditional telephone service line churn	3.54%
Retail business traditional telephone service line churn	3.17%
Retail T-1 circuit churn	1.32%
Retail unit churn for our Dynamic Integrated Access service	0.59%
As of December 31, 2006
Retail residential traditional telephone service lines in service	101,900
Retail business traditional telephone service lines in service	283,500
Retail T-1 circuits in service	14,300
Quota bearing field sales representatives	210
Quota bearing inside sales representatives	42
Total employees	1,588
	Predecessor McLeodUSA						Reorganized McLeodUSA
	Year Ended December 31,
	2002 (January 1- April 16)(1)	2002 (April 17- December 31)(1)	2003	2004	2005	January 1, 2006(2)	Year Ended December 31, 2006(2)
	(dollars in millions)
Non-GAAP Financial Data(1):
Adjusted EBITDA	(8.7)	30.0	57.9	54.0	55.5	—	52.1

(1)
This prospectus contains financials measures that are not prepared in accordance with generally accepted accounting principles, or GAAP. We generally refer to these financial measures as non-GAAP financial measures.

EBITDA is a non-GAAP financial measure. EBITDA is an acronym for earnings before interest, taxes, depreciation and amortization. EBITDA allows analysts, investors and other interested parties in the telecommunications industry to facilitate company-to-company comparisons by eliminating variation in company's capital structure and embedded network investment. Facilities-based telecommunications services providers face high initial capital investments in order to gain entry to the industry, and, accordingly we believe that omitting depreciation and amortization provides a relevant and useful measure of our core operating performance and enhances comparability between periods. EBITDA is reconciled to net loss, the most comparable GAAP financial measure in the table below.

Adjusted EBITDA is a non-GAAP financial measure used by our management to evaluate the effectiveness of our operating performance and to enhance comparability between periods. Adjusted EBITDA, as used by our management, further removes the effects of other income and expense, restructuring and impairment charges, gain on cancellation of debt, income from discontinued operations, reorganization charges and non-cash compensation expense. We exclude the effects of other income and expense, restructuring and impairment charges, gain on cancellation of debt, income from discontinued operations, reorganization charges and non-cash compensation expense because we do not believe that such items are representative of the core operating results of our ongoing competitive telecommunications activities. Our management believes that non-GAAP financial measures such as Adjusted EBITDA are also commonly reported and used by analysts, investors and other interested parties in the telecommunications industry. Adjusted EBITDA is also reconciled to net loss, the most comparable GAAP financial measure, in the table below. Our use of Adjusted EBITDA may not be comparable to similarly-titled measures used by other companies in the telecommunications industry. Our use of Adjusted EBITDA is not intended to replace measures of financial performance reported in accordance with GAAP.

Our management uses Adjusted EBITDA in its decision-making processes relating to the operation of our business together with GAAP financial measures such as revenue and income from operations.

Our calculation of Adjusted EBITDA excludes:

•
restructuring charges and adjustments, reorganization items and impairment charges and income from discontinued operations which are non-recurring items; and

•
non-cash stock option compensation, gain on cancellation of debt and other non-operating income or expense, each of which our management views as non-operating and non-cash expenses that are not related to management's assessment of the operating results and performance of our consolidated operations.

Our management believes that Adjusted EBITDA permits a comparative assessment of our operating performance, relative to our performance based on our GAAP results, while isolating the effects of depreciation and amortization, which may vary from period to period without any correlation to underlying operating performance, and of non-cash stock option compensation, which is a non-cash expense that varies widely among similar companies. We provide information relating to our Adjusted EBITDA so that investors have the same data that we employ in assessing our overall operations. We believe that trends in our Adjusted EBITDA are a valuable indicator of our operating performance on a consolidated basis and of our ability to produce operating cash flow to fund working capital needs, to service debt obligations and to fund capital expenditures.

In addition, Adjusted EBITDA is a useful comparative measure within the communications industry because the industry has experienced recent trends of increased merger and acquisition activity and financial restructurings, which have led to significant variations among companies with respect to capital structures and cost of capital (which affect interest expense) and differences in taxation and book depreciation of facilities and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies, as well as non-operating and one-time charges to earnings, such as the effect of debt restructurings.

Accordingly, Adjusted EBITDA allows analysts, investors and other interested parties in the telecommunications industry to facilitate company-to-company comparisons by eliminating some of the foregoing variations. Adjusted EBITDA as used in this prospectus may not, however, be directly comparable to similarly titled measures reported by other companies due to differences in accounting policies and items excluded or included in the adjustments, which limits its usefulness as a comparative measure.

Our calculation of Adjusted EBITDA is not directly comparable to EBIT, which is an acronym for earnings before interest and taxes, or EBITDA. In addition, Adjusted EBITDA does not reflect:

•
our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•
changes in, or cash requirements for, our working capital needs;

•
our interest expense, or the cash requirements necessary to service interest or principal payments on our debts; and

•
any cash requirements for the replacement of assets being depreciated and amortized, which will often have to be replaced in the future, even though depreciation and amortization are non-cash charges.

Adjusted EBITDA is not intended to replace operating income, net income and other measures of financial performance reported in accordance with GAAP. Rather, Adjusted EBITDA is a measure of operating performance that you may consider in addition to those measures. Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA as a supplemental financial measure.

	Year ended December 31,
Reconciliation of EBITDA and Adjusted EBITDA:	2002 (January 1- April 16)	2002 (April 17- December 31)	2003	2004	2005	2006 January 1	2006
Net Income (Loss)	783.7	(201.4)	(295.7)	(624.5)	(534.8)	746.6	(28.3)
Interest expense	33.2	30.8	35.8	48.2	65.3	—	12.7
Depreciation and amortization	126.3	217.9	340.5	356.8	212.9	—	60.1

EBITDA	943.2	47.3	80.6	(219.5)	(256.6)	746.6	44.5
Income from discontinued operations	(167.1)	(17.7)	—	—	—	—	—
Gain on cancellation of debt	(2,372.8)	—	—	—	—	(728.1)	—
Other (income) expense	(2.0)	0.5	(22.5)	10.6	(9.8)	—	0.3
Restructuring charges (adjustments)	(6.8)	(0.1)	(0.2)	(0.2)	23.9	—	2.4
Reorganization items	1,596.8	—	—	—	20.2	(18.5)	—
Impairment charge	—	—	—	263.1	277.8	—	—
Non-cash compensation	—	—	—	—	—	—	4.9

Adjusted EBITDA	(8.7)	30.0	57.9	54.0	55.5	—	52.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with the financial statements and related notes and the other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in "Risk Factors" and elsewhere in this prospectus.

Overview

        We provide internet protocol-based, or IP-based, communications services to small- and medium-sized enterprises, and traditional telephone services to commercial and residential customers. We have one of the largest facilities-based networks maintained by a competitive carrier in the United States, which allows us to offer integrated communications services across 20 states in the Midwest, Rocky Mountain, Southwest and Northwest regions, representing 40% of the U.S. population. We serve 67 MSAs with our network facilities, including 19 of the top 50 MSAs. We provide our customers with a comprehensive suite of networking and telecommunications services, including IP-based integrated data and voice services, internet services, private data networking, virtual private networks, or VPNs, hosting services and local and long distance voice services.

        We were founded in 1993 with a strategy to serve residential and small business customers in the Midwest by reselling the local and long distance voice services of other carriers. Through August 2001, we grew rapidly, acquired numerous businesses, and focused on the construction of local and long distance voice networks and a national data network. As a result of the subsequent slowdown in the telecommunications industry and the national economy and the burden of approximately $4.0 billion in debt we had incurred to finance our growth, we filed for Chapter 11 bankruptcy in January 2002. As part of our first plan of reorganization, pre-Chapter 11 noteholders received $670 million in cash and new preferred stock, and all other outstanding equity securities were exchanged for new common stock. We emerged from Chapter 11 in April 2002 with approximately $950 million in debt and a revised strategic plan that attempted to focus on profitable revenue growth but still within the residential and small business markets.

        Following our first bankruptcy, our revenues continued to decline because of continuing weakness in the telecommunications industry; the fact that our target residential and small business customers generally sought commoditized services from the lowest cost provider and exhibited high turnover turnover; reduction in demand for long distance services among our retail customer base; and increased competition from the RBOCs and reductions in access rates and intercarrier compensation due to regulatory changes. In light of our inability to achieve new revenue growth in excess of existing customer turnover and ultimately to generate enough operating cash flow to service our remaining debt, we filed for Chapter 11 bankruptcy again in October 2005. We emerged from Chapter 11 on January 6, 2006. All equity securities outstanding at the time of our second bankruptcy were cancelled without consideration, and our creditors received all of our new common stock in exchange for the cancellation of approximately $728.1 million in debt and accrued interest. Since that time, our common stock has not been publicly traded.

        We emerged from Chapter 11 January 6, 2006 with a new chief executive officer, board of directors and equity ownership. At the same time, we shifted our business strategy to focus on providing services based on high-speed digital transmission connections, known as T-1 circuits, which we believe offer greater value to customers, increase customer retention and provide revenue growth opportunities for us. Our goal is to provide services that improve our customer's daily productivity, simplify their networks and provide them with control of their network. Our new strategy focuses on sales to small- and medium-sized enterprise customers who seek high-capacity services. These enterprises generate greater revenue and profit margins than the services sought by residential and very small business customers, which were our historic focus. In order to serve this market, we have shifted our sales resources from telemarketing to direct field and agent channel sales, which we believe are more effective in selling higher value services to our larger target customers. We have revised our sales commission plans and revamped the field sales organization to incent and mandate the targeting and capture of small- and medium-sized enterprise customers. We have been successful in increasing sales of T-1 based services from 35% of new sales in the fourth quarter of 2005 to 73% of new sales during the fourth quarter of 2006. In addition, we may supplement our organic growth plans by selectively acquiring assets that operate in our markets or adjacent markets, serve similar customers and offer complementary products and services. This will allow us to gain market share and expand into markets that complement our existing network.

        While RBOCs remain the market leaders in their service territories, competitive communications providers continue to gain market share among small- and medium-sized enterprises. We believe that the RBOCs have neglected small- and medium-size enterprises due to their increased focus on the global enterprise business market, increased competitive pressures in the residential markets, continued integration of recent mergers and acquisitions and investment in "triple-play" product offerings. We believe this has created an increased demand for alternatives in the small- and medium-sized enterprise communications market, which we believe provides sustainable growth opportunity for us.

        As of December 31, 2006, our broadband network and facilities, in which we have invested over $2.5 billion since our inception, spanned approximately 13,000 intercity and 4,000 metropolitan local route miles and encompassed approximately one million intercity backbone fiber miles and 500,000 fiber miles of metropolitan local fiber optic cable. We operate and maintain an intercity multiprotocol label switching internet backbone with a nationally distributed IP voice switching architecture to provide a broad set of managed voice and data services cost-effectively. We also operate a circuit-switched based telephony network to provide voice services to our commercial, wholesale and residential customers. We believe owning our own facilities-based network allows us to ensure our network's service quality and reliability, have greater control over customer care and reduce our exposure to regulatory uncertainty associated with leasing network connectivity and facilities from the RBOCs. We expect to continue to improve the efficiency of our network and reduce our network expenses while maintaining our ability to serve the majority of our addressable market with our existing network facilities. As of December 31, 2006, our average network utilization was approximately 50%, as measured by unused capacity in our switches and network backbone. We expect to increase the total number of customers we serve with minimal incremental investments, thereby improving capacity utilization and resulting in increased cash flow and profitability.

        During 2006 we believe that we have made progress towards execution of our plan and achieving profitability. We have been successful in increasing the mix of new sales to include a significantly higher percentage of T-1 products, we have experienced a quarter over quarter decline in the costs of sales as a percentage of revenues and have increased the number of field salespeople from 116 at the end of 2005 to 210 at the end of 2006. As a result of the bankruptcy, we have significantly deleveraged our balance sheet. Our total debt was

$777.3 million at December 31, 2005 compared to $120.0 million at December 31, 2006. In addition, we generated positive cash flow during 2006 and had $64.8 million of cash on hand at December 31, 2006.

        As of December 31, 2006, we had nearly 1,600 employees serving approximately 101,900 residential traditional telephone service lines, 283,500 business traditional telephone service lines and 14,300 T-1 circuits in service. As of December 31, 2006, approximately 87% of our revenue was attributable to service using our own network facilities, and approximately 13% was attributable to reselling the services of other carriers, primarily RBOCs. For the year ended December 31, 2006, we generated revenue of $544.7 million and a net loss of $28.3 million. During the year ended December 31, 2006, we generated approximately 10% of our revenue from retail residential traditional telephone service, approximately 32% from retail business traditional telephone service, approximately 18% from retail T-1s, approximately 13% from other retail products and approximately 27% from wholesale services.

        We use several primary metrics to analyze our revenues and measure our performance. These metrics include: number of residential and business traditional telephone service lines in service, number of T-1 circuits in service, average monthly unit churn for residential traditional telephone service, business traditional telephone service and T-1 circuits and number of field sales people.

	As of
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Retail T-1 circuits in service	11,900	12,400	13,200	14,300
Retail T-1 circuit churn	1.50%	1.50%	1.04%	1.23%
Retail Dynamic Integrated Access unit churn	0.95%	0.60%	0.31%	0.51%
Retail business traditional telephone service lines in service	350,400	325,700	302,300	283,500
Retail business traditional telephone service line churn	3.28%	2.99%	3.13%	3.28%
Retail residential traditional telephone service lines in service	134,200	123,200	111,200	101,900
Retail residential traditional telephone service line churn	3.75%	3.28%	3.80%	3.32%
Quota bearing field sales representatives	118	177	200	210
Quota bearing inside sales representatives	46	49	41	42
Total employees	1,591	1,545	1,556	1,588

Results of Operations

        The following table summarizes our historical operations as a percentage of revenues for the years ended December 31, 2004, 2005 and 2006.

	Predecessor McLeodUSA		Reorganized McLeodUSA
	Year Ended December 31,		Year Ended December 31,
	2004	2005	2006(2)
Statements of Operating Data:
Revenue	100.0%	100.0%	100.0%
Operating expenses:
Cost of service(1)	55.0%	57.0%	58.0%
Selling, general and administrative(1)	37.5%	34.2%	33.4%
Depreciation and amortization	49.8%	33.5%	11.0%
Restructuring and asset impairment charge	36.7%	47.5%	0.4%
Reorganization charges, net	0.0%	3.2%	0.0%

Total operating expenses	179.0%	175.4%	102.8%

Operating (loss) income	(79.0)%	(75.4)%	(2.8)%

Net (loss) income	(87.2)%	(84.2)%	(5.2)%

Net (loss) income applicable to common stockholders	(87.6)%	(84.4)%	(5.2)%

(1)
Exclusive of depreciation and amortization.

(2)
Does not include the results of Predecessor McLeodUSA for January 1, 2006.

Comparison of the Years Ended December 31, 2005 and 2006

        Our adoption of fresh start accounting on January 1, 2006 had a material effect on our financial statements. As a result, our historical financial statements are not comparable to our financial statements published for periods following the implementation of fresh start accounting.

    Revenue

        Total revenue for the year ended December 31, 2006 decreased $90.3 million, or 14% to $544.7 million from $635.0 million for the year ended December 31, 2005. The following table compares our revenue for the years ended December 31, 2006 and 2005:

	Year Ended December 31,
	2006	2005	Variance
	(in millions)
Local	$286.7	$324.0	$(37.3)
Long distance	104.9	130.4	(25.5)
Data services and other	97.5	112.0	(14.5)
Carrier access	43.3	51.4	(8.1)
Indefeasible rights of use agreements including those that qualify as sales type leases	12.3	17.2	(4.9)

Total revenue	$544.7	$635.0	$(90.3)

        Revenue is derived primarily from business telephony services, including local dial tone, switched access lines, long distance, data services and access charges. Revenue from local telephone service consists of charges for basic local service, including dedicated T-1 access and Dynamic Integrated Access services, and local wholesale services utilizing our network to provide local voice services to the carrier's local customer. Revenue from long distance service consists of per-minute-of-use charges or bundled flat rates for traditional switched and dedicated long distance, toll-free calling, calling card, and international calls. Data services and other revenue is primarily derived from charges for private line, dedicated internet access services, network maintenance and DSL service. Carrier access revenue consists primarily of usage charges that we bill long distance carriers to originate and terminate calls to and from our customers. Revenue from indefeasible rights to use fiber optic telecommunications network facilities includes revenue recognized over the term of the related lease unless it qualifies as a sales type lease, for which revenue is recognized at the time of sale.

        Total revenues declined by $90.3 million versus the year ended December 31, 2005 due primarily to a decline in total customers and both lower long distance volume and rates. The $37.3 million decrease in local revenues is attributed to a combination of factors, including a reduction of approximately $81.0 million due to a reduction in the number of access lines in service as a result of customer turnover in excess of new lines sold. This reduction was partially offset by an increase of $18.3 million related to increases in our local rates, an increase of $10.0 million in revenue related to our Dynamic Integrated Access services and an increase of $15.4 million related to local wholesale volume increases. Consistent with our revised strategy, our sales force does not actively sell traditional telephone service lines, except as part of a larger, bundled customer solution, and as a result we expect our local traditional telephone service revenues to continue to decline. Additional traditional telephone service lines and features are sold to our larger existing business customers by the field sales force, and our inside sales force sells traditional telephone service and other services to new business customers who do not require T-1 services. Our wholesale sales force sells traditional telephone service services to other carriers who seek to move their resale residential and very small business customers from the RBOCs as a result of significant recent price increases. Sales of traditional telephone service services to new retail business customers and to carrier customers is limited to markets and collocations where we have significant unused integrated digital loop carrier and switch ports where traditional telephone service lines can be added at minimal cost. Monthly customer turnover on residential traditional telephone service lines averaged approximately 3.5% per month during 2006, and we expect that trend will continue during 2007. We anticipate that this reduction in the number of lines and revenues generated from traditional telephone service customers will be somewhat offset by increases in higher margin services provided over a T-1 connection, however, we expect that total local revenues will continue to decline in 2007. T-1 customer account turnover averaged approximately 1.3% per month in 2006, including 0.6% per month for Dynamic Integrated Access services.

        The $25.5 million decrease in long distance revenue is primarily attributed to an 11% decline in the average rate per minute and 13% decline in the volume of minutes during the year ended December 31, 2006. The volume of retail minutes declined primarily as a result of the reduction in the number of access lines in service and increased price competition. Wholesale long distance minutes have declined primarily as a result of strategic wholesale price increases that we implemented during 2006. We expect that long distance revenues will continue to decline during 2007 as average rates for long distance services continue to decline, and because many T-1-based products, on which we have focused our business and sales strategy, include bundled long distance as part of the base monthly service. Data and other services declined as a result of customer turnover in excess of new sales. We expect that our revenue from data and other services will decrease during 2007 as a result of the ATS sale during the first quarter of 2007, because ATS has historically generated approximately $10 million of revenue per year. Carrier access revenue in 2006 decreased by $8.1 million from the year ended December 31, 2005 due primarily to the reduction in the volume of long distance minutes and the continuing reduction in carrier access charge rates mandated by regulators. Included in revenues from indefeasible rights of use in the above table is $6.2 million and $5.5 million for the years ended December 31, 2006 and 2005, respectively, related to on-going revenues from operating leases.

    Cost of service

        Cost of service includes expenses directly associated with providing communication services to our customers. Costs classified as cost of service include, among other items, the cost of connecting customers to our network via leased facilities, the costs paid to third-party providers for interconnection access and transport services, the costs of leasing components of our network facilities and the cost of fiber related to sales and leases of network facilities. Cost of service was $315.8 million for the year ended December 31, 2006, a decrease of $46.3 million or 13% from the year ended December 31, 2005. The decrease in cost of service is principally attributed to the decline in revenues resulting from our decrease in customers. The reduction in the number of access lines in service during 2006 resulted in a reduction in the costs of leased local loops of approximately $16.1 million, and the corresponding reduction in long distance minutes resulted in lower variable long distance costs of approximately $9.9 million. In addition, our continued least cost routing efforts during 2006 yielded a lower average cost per long distance minute, which further reduced cost of service by approximately $7.9 million. During 2006, we recorded cost reductions totaling approximately $3.9 million related to the resolution of a number of disputes with various wireless carriers in connection with costs associated with access services. Additional costs savings of $0.9 million were achieved as a result of cost reduction efforts that we began in the third quarter of 2006. These efforts primarily consist of our initiative to reduce monthly recurring costs for electric power and cross-connects for our collocations, decommission collocations in areas with limited potential to capture target business customers and eliminate excess leased network capacity. For the month ended December 31, 2006, our monthly recurring savings were $0.4 million, and we expect this monthly savings amount to increase during 2007. We expect to have implemented 90% of this network optimization project by June 2007, and to complete the implementation during the third quarter of 2007. This initiative is intended to reduce power and capacity in excess of our projected growth requirements, and we do not expect that it will affect the quality of our products and services or materially limit our future growth potential.

        The cost of fiber related to sales and leases of network facilities was $5.8 million and $2.1 million for the years ended December 31, 2006 and 2005, respectively. In connection with the application of fresh start accounting upon our emergence from bankruptcy in January 2006, the book value of our fiber network was adjusted to fair value. As a result, the cost of fiber related to sales and leases of network facilities during 2006 was representative of the selling price less selling costs, principally sales commissions.

    Selling, general and administrative expenses

        Selling, general and administrative includes expenses related to sales and marketing, customer service, internal network operations and engineering, information systems and other administrative functions. Selling, general and administrative expenses were $181.7 million for the year ended December 31, 2006, representing a decrease of $35.7 million, or 16%, from

2005. Of this decrease, $15.7 million was attributable to additional bad debt expense incurred during 2005 in connection with settlements and allowances for interstate and intrastate access charge billing disputes with other carriers related to wireless originated 800 toll-free calls. We have realized substantial selling, general and administrative expense reductions as a result of lower headcount, lower costs for operating leases, insurance and professional fees. Partially offsetting the selling, general and administrative expense reductions for 2006 is $4.9 million of stock compensation expense relating to stock option grants in 2006. Overall selling, general and administrative expense has declined as a percentage of revenues from 34% in 2005 to 33% in 2006. During 2007, we expect selling, general and administrative expenses to increase as a percentage of revenue, primarily attributable to the increase in the number of our field sales personnel. We also expect to incur approximately $2.0 million to $2.5 million in additional recurring annual costs as a result of becoming a public company.

    Depreciation and amortization

        Depreciation and amortization includes the depreciation of our communications network and equipment, amortization of other intangibles determined to have finite lives, and amortization over the life of the customer contract of one-time direct installation costs associated with transferring customers' local line service from the RBOCs to our local telecommunications services. Depreciation and amortization expenses were $60.1 million for the year ended December 31, 2006, a decrease of $152.8 million from the same period of 2005. This decrease was due to the adoption of fresh start accounting effective January 1, 2006 that resulted in a significant reduction in the basis of our long-lived assets.

    Impairment charge

        In accordance with SFAS 144, during the second quarter of 2005, we performed an evaluation of the recoverability of property and equipment, which indicated that certain of our long-lived assets were impaired. We used a probability-weighted discounted cash flow analysis to estimate the fair value of our property and equipment and recorded a non-cash impairment charge of $174.8 million to reduce the carrying amount to estimated fair value.

        In accordance with SFAS 142, during the second quarter of 2005, we performed an evaluation of the McLeodUSA trade name utilizing a "relief from royalty" method of valuation. The evaluation indicated an impairment of $27.7 million on the McLeodUSA trade name to reduce its carrying value to estimated fair value of $37.2 million.

        In connection with our bankruptcy filing in October 2005 and the results of our valuations performed to estimate the fair value of our noncurrent tangible and intangible assets in connection with fresh start accounting, we recorded an incremental impairment charge of $75.3 million in the fourth quarter of 2005. This incremental impairment charge consisted primarily of revisions to the valuation assumptions related to the McLeodUSA trade name, the value of our customer lists as well as adjustments to the carrying value of deferred line installation costs.

        Consequently, we recorded non-cash impairment charges totaling $277.8 million, to include the impairment on both the property and equipment as well as the intangible assets discussed above. We did not record any impairment charges during 2006.

    Reorganization items

        On January 1, 2006, we recorded reorganization income of $18.5 million to adjust the carrying value of the asset retirement obligation based on the current discount rates in effect upon our adoption of fresh start accounting. During 2005, we recorded net reorganization items of $20.2 million primarily related to the write off of the deferred financing fees on our credit agreement, the write off of director and officer insurance that was in effect prior to our plan of reorganization and professional fees.

    Restructuring charges

        During the year ended December 31, 2006, we incurred restructuring costs of $2.4 million, primarily related to increased severance costs due to our revised strategic plan and professional fees related to our recapitalization. During the year ended December 31, 2005, we incurred $23.9 million in restructuring charges related to financial and legal advisors and severance costs in connection with our pursuit of our financial restructuring.

    Interest expense

        Gross interest expense was $13.4 million for the year ended December 31, 2006, a decrease of $52.7 million from $66.1 million during the year ended December 31, 2005 primarily due to the cancellation of $677.3 million of debt upon our emergence from bankruptcy on January 6, 2006. The decrease related to the lower outstanding debt balance was partially offset by a significant increase in interest rates. Interest expense of approximately $0.7 million and $0.8 million was capitalized as part of the construction of our network during the years ended December 31, 2006 and 2005, respectively.

    Other nonoperating income (expense)

        Nonoperating expense of $0.3 million for the year ended December 31, 2006, primarily relates to the write off of the deferred financing fees related to our credit facility offset by gains on asset sales. The nonoperating income of $9.8 million in the prior year primarily relates to gains on asset sales.

    Gain on cancellation of debt

        On January 1, 2006, we recognized a gain of $728.1 million upon our emergence from bankruptcy related to the cancellation of debt of $677.3 and accrued interest of $50.8 million.

Comparison of Years Ended December 31, 2004 and 2005

    Revenue

        Total revenue for the year ended December 31, 2005 decreased $81.2 million or 11% to $635.0 million from $716.2 million for the year ended December 31, 2004. The following table compares our revenue for the years ended December 31, 2005 and 2004:

	Year Ended December 31,
	2005	2004	Variance
	(in millions)
Local	$324.0	$365.1	$(41.1)
Long distance	130.4	133.8	(3.4)
Data services and other	112.0	131.7	(19.7)
Carrier access	51.4	76.9	(25.5)
Indefeasible rights of use agreements including those that qualify as sales type leases	17.2	8.7	8.5

Total revenue	$635.0	$716.2	$(81.2)

        Revenue is derived primarily from business telephony services, including local dial tone, switched access lines, long distance, data services and access charges. Revenue from local telephone service consists of charges for basic local service, including dedicated T-1 access and Dynamic Integrated Access services, and local wholesale services utilizing our network to provide local voice services to the carrier's local customer. Revenue from long distance service consists of per-minute-of-use charges or bundled flat rates for traditional switched and dedicated long distance, toll-free calling, calling card, and international calls. Data services and other revenue is primarily derived from charges for private line, dedicated internet access services, network maintenance and DSL service. Carrier access revenue consists primarily of usage charges that we bill long distance carriers to originate and terminate calls to and from our customers. Revenue from indefeasible rights to use fiber optic telecommunications network facilities includes revenue recognized over the term of the related lease unless it qualifies as a sales type lease, for which revenue is recognized at the time of sale.

        Total revenues declined for the year ended December 31, 2005 by $81.2 million from the year ended December 31, 2004 due to a continued decline in total customers, FCC mandated reduction in access rates and lower long distance rates. The $41.1 million decrease in local revenues was attributable to a reduction in the number of access lines in service due to customer turnover in excess of new lines sold of approximately $52.5 million, partially offset by an increase in local revenues of approximately $21.4 million resulting from increased sales of our Dynamic Integrated Access services and our local wholesale contract with MCI to provide local services to its residential customers. The remainder of the decrease in local revenues was due to a reduction in rates. The overall decrease in long distance revenue was attributable to a 36% drop in average rates from 2004. This decrease in rates occurred primarily as a result of the significant change in our mix of wholesale versus retail minutes. During 2005, wholesale minutes increased 200% as compared to 2004. Data and other services declined by $19.7 million, primarily as a result of customer turnover in excess of new sales. Access revenues in 2005 decreased by $25.5 million from 2004, primarily due to the FCC-mandated access rate reduction. Indefeasible rights of use revenue during 2005 includes $7.3 million of revenue from a single sale of fiber. Revenues from indefeasible rights of use of $5.5 million for the year ended December 31, 2005 and $5.6 million for the year ended December 31, 2004 were related to ongoing revenues from operating leases.

    Cost of service

        Cost of service includes expenses directly associated with providing communication services to our customers. Costs classified as cost of service include, among other items, the cost of connecting customers to our network via leased facilities, the costs we pay to third-party providers for interconnection access and transport services, the costs of leasing components of our network facilities and the cost of fiber related to sales and leases of network facilities. Cost of service was $362.1 million for the year ended December 31, 2005, a decrease of $31.7 million or 8% from the year ended December 31, 2004. Approximately $22 million of the decrease reflects the results of our ongoing network cost reduction efforts, including least cost routing, network optimization and grooming and migration of customers to our network. The balance of the decrease was attributable to our reduction in revenues. The cost of fiber related to sales and leases of network facilities was $2.1 million for the year ended December 31, 2005 and $0.4 million for the year ended December 31, 2004.

    Selling, general and administrative expenses

        Selling, general and administrative expenses include expenses related to sales and marketing, customer service, internal network operations and engineering, information systems and other administrative functions. Selling, general and administrative expenses were $217.4 million for the year ended December 31, 2005, representing a decrease of $51.0 million or 19% from 2004. This decrease in selling, general and administrative expenses was primarily attributable to our actions to reduce headcount and reductions in advertising and marketing expenses, as well as to lower maintenance and repair costs. We reduced our headcount from approximately 2,400 employees at December 31, 2004 to approximately 1,700 at December 31, 2005.

    Depreciation and amortization

        Depreciation and amortization includes the depreciation of our communications network and equipment, amortization of other intangibles determined to have finite lives, and amortization over the life of the customer contract of one-time direct installation costs associated with transferring customers' local line service from the RBOCs to our local telecommunications services. Depreciation and amortization expenses were $212.9 million for the year ended December 31, 2005, representing a decrease of $143.9 million from 2004. This decrease was due to our fully depreciating a significant amount of our depreciable assets during 2005, as well as to a lower depreciable asset base as a result of impairment charges we recorded to property and equipment during 2005.

    Impairment charge

        In accordance with SFAS 142, we performed our 2004 annual impairment test of goodwill and other indefinite lived intangible assets. The evaluations indicated that our goodwill was fully impaired and the McLeodUSA trade name was partially impaired. As a result, during 2004, we recorded a $245.1 million impairment charge to eliminate goodwill and an $18.0 million impairment charge to reduce the carrying value of the McLeodUSA trade name to $64.9 million.

        In accordance with SFAS 144, during the second quarter of 2005, we performed an evaluation of the recoverability of property and equipment which indicated that certain of our long-lived assets were impaired. We used a probability-weighted discounted cash flow analysis to estimate the fair value of our property and equipment and recorded a non-cash impairment charge of $174.8 million to reduce the carrying amount to estimated fair value.

        In accordance with SFAS 142, during the second quarter of 2005, we performed an evaluation of the McLeodUSA trade name using a "relief from royalty" method of valuation. As a result of this evaluation, we recorded a $27.7 million impairment on the McLeodUSA trade name to reduce its carrying value to estimated fair value of $37.2 million.

        In connection with our October 2005 bankruptcy filing and the results of valuations performed to estimate the fair value of our noncurrent tangible and intangible assets in connection with fresh start accounting, we recorded a $75.3 million incremental impairment charge in the fourth quarter of 2005. This incremental impairment charge consisted primarily of revisions to the valuation assumptions related to the McLeodUSA trade name and the value of our customer lists, as well as adjustments to the carrying value of deferred line installation costs.

        Consequently, we recorded non-cash impairment charges totaling $277.8 million during the year ended December 31, 2005.

    Interest expense

        Gross interest expense was $66.1 million for the year ended December 31, 2005, representing an increase of $16.2 million from $49.9 million during 2004. The increase was primarily due to an increase in average interest rates during the period. In addition to a general market rate increase, we were required to accrue two additional percentage points of interest on our outstanding debt balance as a result of an event of default, which contributed an additional $9.7 million of interest. This increase was partially offset as we ceased to record $11.7 million of interest expense on the impaired debt for the period October 29, 2005 to December 31, 2005 upon commencement of our Chapter 11 proceedings. We capitalized interest expense of approximately $0.8 million during 2005, and $1.7 million during 2004, as part of the construction of our fiber optic network.

    Other nonoperating income (expense)

        Other nonoperating income was $9.8 million during 2005 compared to other nonoperating expense of $10.6 million during 2004. The income during 2005 related to gains on sales of certain of our assets, primarily aircraft. The loss during 2004 primarily related to the loss recorded on a sale of fiber to Level 3 and certain other parties totaling $12.1 million, partially offset by a $1.9 million gain related to the final true up of the dissolution of an equity partnership following our mandatory withdrawal in 2003 from the partnership under the terms of the partnership agreement.

Liquidity and Capital Resources

        On January 6, 2006, we emerged from bankruptcy. Key elements of our plan of reorganization included:

  •
  Cancellation of $677.3 million of outstanding debt and accrued interest of $50.8 million;

  •
  In exchange for the cancellation of $677.3 million of debt and the unpaid interest thereon, our lenders received their pro rata share of 100% of our equity;

  •
  Use of $27.3 million of proceeds from the sale of our headquarters facility to pay down the remaining debt outstanding to $72.7 million;

  •
  A new credit facility consisting of $10.0 million of funded debt and a $40.0 million revolving credit facility, under which no amounts were outstanding as of December 31, 2006; and

  •
  Hiring Royce Holland as our new Chief Executive Officer and appointing a new board of directors.

        As of December 31, 2006, we had $64.8 million of cash and cash equivalents and $11.7 million of restricted cash, including $1.1 million of restricted cash classified as noncurrent, versus $20.0 million of cash and $43.4 million of restricted cash as of

December 31, 2005. The increase in unrestricted cash of $44.8 million, resulted primarily from the following:

Operating Activities:
Increase in cash from operations	$55.9
Payments for restructuring charges and liabilities	(10.2)

Net cash provided by operating activities	45.7
Investing Activities:
Capital expenditures	(31.9)
Deferred line installation costs	(17.0)
Sale of assets	2.7
Decrease in restricted cash	31.7

Net cash used in investing activities	(14.5)
Financing Activities:
Proceeds from issuance of long-term debt	130.0
Principal repayments of long-term debt	(110.0)
Deferred financing fees	(6.4)

Net cash provided by financing activities	13.6

Net increase in cash and cash equivalents	$44.8

Operating Activities

        Cash provided by operating activities was $45.7 million during 2006, compared to cash provided by operating activities during 2005 of $14.4 million. The increase in the cash provided by operating activities is primarily due to the substantial amount of restructuring costs incurred during 2005. Cash expended for restructuring activities decreased from $49.4 million during 2005 to $10.2 million for 2006. Cash paid for restructuring activities were principally for professional fees incurred related to the bankruptcy proceedings, severance, and lease rejection claims pursuant to our plan of reorganization. The increase in cash provided by operating activities was partially offset by the timing of payments for accounts payable and accrued liabilities.

Investing Activities

        Our principal investing activities consist of purchases of property and equipment, as well as cash paid for customer installation costs. Our 2006 capital expenditures of $31.9 million were in line with 2005 expenditures of $35.9 million, and consisted primarily of purchases of equipment in connection with the growth and maintenance of our network, facilities expenditures in connection with the enhancement of our physical locations and costs associated with licenses and implementation of operational support systems and financial and administrative systems. Our deferred line installation costs for 2006, consisting principally of non-recurring charges to the RBOCs for provisioning unbundled loops or T-1s, and labor and materials for installation and provisioning of equipment and service, totaled $17.0 million, a decrease of $9.3 million from 2005. This reduction is primarily related to a substantial volume of non-recurring charges paid to RBOCs during 2005 in connection with the ramp-up of a large local wholesale contract with another carrier to provide local service to its residential customers, as well as continued reductions in the amount of internal labor and materials required to add new customers.

        During 2005, we received $61.2 million in proceeds from the sale of assets, as compared to $2.7 million received during 2006. Proceeds from the sale of assets during 2005 primarily included the sale of our headquarters in Cedar Rapids, Iowa, three aircraft, certain real estate and excess inventory. Proceeds during 2006 were primarily from the sale of excess inventory.

        As of December 31, 2005, we had $43.4 million of restricted cash that was used during 2006 primarily to repay $27.3 million outstanding under our term loans, pay $5.6 million of lease rejection claims, prepay $4.5 million of outstanding invoices due to SBC in accordance with a settlement agreement and pay deferred financing fees of $1.4 million. The remaining $4.6 million balance was returned to us for general corporate purposes. At December 31, 2006 we had $11.7 million classified as restricted cash, comprised of $9.3 million cash collateral, supporting outstanding letters of credit, and $2.4 million held in escrow related to our dispute of certain charges billed to us by AT&T. In accordance with various interconnection agreements between AT&T and us, we are required to deposit amounts in dispute into an interest bearing escrow account with a third-party escrow agent. Of this restricted cash, $1.1 million is classified as noncurrent.

        On September 28, 2006, we refinanced our outstanding debt obligations with the issuance of $120.0 million aggregate principal amount of our 10 1/2% notes. The proceeds from long-term debt of $130.0 million illustrated in the table above include $10.0 million of borrowings under our credit facility that were immediately funded upon our emergence from bankruptcy on January 6, 2006, as well as the $120.0 million of proceeds received upon the issuances of the 10 1/2% notes. We used the proceeds from issuance of the 10 1/2% notes to repay $82.7 million outstanding under our term loans. As a result of our refinancing of our term loans, our outstanding letters of credit are required to be cash collateralized at 105% of face value. A portion of the proceeds from the issuance of the 10 1/2% notes was used to cash collateralize our outstanding letters of credit. The remaining proceeds from the issuance of the 10 1/2% notes have been and will continue to be used for general corporate purposes.

        The 10 1/2% notes bear interest at 10.5% per annum, payable semi-annually in arrears, and mature on October 1, 2011. No principal payments are due until maturity. In connection with the issuance of the 10 1/2% notes, we entered into a registration rights agreement in which we agreed to, among other things, file a registration statement with the SEC within 180 days of the issuance of the 10 1/2% notes and use our best efforts to cause the registration statement to be declared effective within 270 days after the issuance of the 10 1/2% notes. If there is a registration default, the annual interest rate on the 10 1/2% notes will increase by 0.25%. The annual interest rate will increase by 0.25% for any subsequent 90-day period during which the registration default continues, up to a maximum additional interest rate of 1.00% per year. The 10 1/2% notes are collateralized by substantially all of our tangible and intangible assets. We may, at our option, and we plan to, redeem a portion of the aggregate principal amount of the 10 1/2% notes using proceeds from the ATS sale. In addition, under the terms of the indenture governing our 10 1/2% notes, we may use the net proceeds from certain equity offerings, including this offering to redeem additional principal amount of our outstanding 10 1/2% notes, up to a maximum of 35% of the aggregate principal amount originally issued, at a redemption price of 110.5%, plus accrued and unpaid cash interest. We plan to use the net proceeds of this offering to redeem a portion of our outstanding 10 1/2% notes.

        The 10 1/2% notes do not contain financial covenants but do include limitations and restrictions as to, among other things, additional indebtedness, payment of cash dividends, the redemption or repurchase of equity securities, our ability to incur liens and security interests and our ability to enter into any business other than certain permitted businesses. Upon the occurrence of a change of control as defined in the indenture related to the 10 1/2%

notes, the holders of the 10 1/2% notes will have the right to require us to redeem the 10 1/2% notes at 101% of the principal amount outstanding plus accrued and unpaid interest.

        In addition, the 10 1/2% notes include limitations and restrictions on our ability to make investments or stock acquisitions if at the time of such investment:

  •
  a default under the 10 1/2% notes has occurred and is continuing,

  •
  we are not able to incur additional indebtedness in compliance with the 10 1/2% notes, or

  •
  the aggregate amount of investments (including the proposed investment) exceeds certain thresholds determined by reference to, among other things, our consolidated adjusted cash flow, net cash proceeds received by us from the issuance of certain capital stock or certain equity contributions, and net cash proceeds received by us from the issuance of certain indebtedness.

        The 10 1/2% notes do not, however, prohibit

  •
  investments in any person that is or will become a guarantor of the 10 1/2% notes or that will merge or consolidate with or into us, or that transfers or conveys all or substantially all of its assets to us or

  •
  an investment either (i) solely in exchange for shares of our specified capital stock or (ii) with the proceeds of sales for cash of our specified capital stock within 60 days after such sale. These restrictions could affect our ability to expand our business by limiting the ways in which we can structure acquisitions of companies or assets that would otherwise enable us to gain market share and enter new markets.

        The 10 1/2% notes also limit our ability to sell or transfer any property or assets other than in the ordinary course of business (except for asset sales for which we receive aggregate consideration of less than $1.0 million), unless

  •
  we receive consideration at least equal to the fair market value of the assets sold,

  •
  at least 75% of the consideration is in the form of cash or cash equivalents, and

  •
  we apply the net cash proceeds within 360 days to make (i) investments in certain replacement assets or other assets used or useful in a permitted business, (ii) repayments of certain indebtedness, or (iii) an acquisition of a majority of the capital stock of a person engaged in a permitted business that becomes a restricted subsidiary under the indenture related to the 10 1/2% notes.

These limitations on asset sales could hinder our ability to execute our strategy of divesting assets that are no longer essential to our core business.

        The 10 1/2% notes contain customary events of default, including, among other things, payment default, covenant default, cross-default, bankruptcy, material money judgments, failure to maintain perfected and first priority security interests and failure to maintain subsidiary guarantees. If an event of default occurs and is continuing, all obligations under the 10 1/2% notes could be accelerated by the trustee or the holders of at least 25% in aggregate principal amount of outstanding 10 1/2% notes, causing the outstanding principal amount of, and premium, if any, and accrued interest on, the 10 1/2% notes to be declared immediately due and payable. In the case of the occurrence and continuance of a bankruptcy event of default, all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding 10 1/2% notes will become immediately due and payable without any act on the part of the trustee or any holder.

    Capital requirements

        Our past financial difficulties and two bankruptcies have harmed our image with investors, customer and suppliers. They have also adversely affected our liquidity position, because we have been required to provide letters of credit as deposits to certain of our vendors. As of December 31, 2006, we had $8.3 million in outstanding letters of credit. Of this amount, $7.3 million in letters of credit were issued to provide additional security to our vendors, including $4.1 million issued to Qwest related to disputed items and amounts that we have withheld as a result, and $3.2 million required by an insurance company that has issued bonds to various third parties. Generally, these bonds are performance-type bonds required in the ordinary course of our business to allow us access to rights-of-way in order to construct and maintain our network facilities. In connection with our September 2006 issuance of our 10 1/2% notes, we repaid the credit facility under which these letters of credit were originally issued. Accordingly, the outstanding letters of credit are now required to be cash collateralized at 105% of their face value, resulting in a significant amount of restricted cash.

        We have filed a civil complaint against Qwest in the U.S. District Court for the Northern District of Iowa seeking recovery of damages related to numerous billing disputes. Qwest has filed a counterclaim for amounts it believes that we owe to it. Qwest has claimed damages exceeding $14 million and we have claimed damages of approximately $12 million. While we continue to negotiate with Qwest and believe that a settlement will be reached that will not result in a significant cash outlay, if a settlement is not reached, an adverse ruling by a state agency or court could materially reduce our cash reserves.

        In connection with our plan of reorganization, certain of our assets, including ATS, were identified for sale to raise cash. On March 9, 2007, we completed the ATS sale for a purchase price of approximately $16 million. We plan to use proceeds from the ATS sale to redeem a portion of our outstanding 10 1/2% notes. We continue to evaluate other opportunities to divest assets or markets that are no longer core to our business strategy.

        We believe that our cash flow from operating activities during 2007 will be similar to our cash flow from operating activities during 2006, and sufficient, when combined with cash on hand, to enable us to meet our debt service obligations, meet our liquidity needs, provide for our planned capital expenditures and expand our field sales force and business for at least the next 12 months without additional financing or the proceeds from this offering. We expect to spend approximately $53 million for capital expenditures and deferred line installation costs during 2007. Approximately 55% of this amount is attributable to new sales and installations for new customers. These expenditures include customer premise equipment, other network equipment, labor and materials for installation and provisioning of equipment and service and up-front non-recurring charges paid to the RBOCs for provisioning. We expect these expenditures to increase if we exceed our sales plan, and to decrease if we do not achieve our sales plan. The remainder of our estimated aggregate capital expenditure requirements includes the projected costs of:

  •
  deploying network assets currently not in service;

  •
  constructing, purchasing, developing or improving communications assets in target markets; and

  •
  improving the business infrastructure and systems, including software, to support new product development.

        On March 23, 2007, we signed an agreement to acquire certain assets from Mpower Communications Corp. for approximately $17.3 million in cash. The assets consist primarily of Mpower's Chicago-area customer base and related assets. The acquisition is subject to obtaining customary regulatory approvals and is expected to close in the quarter ending June 30, 2007. Until closing, we will assist Mpower in managing its Chicago-area assets in exchange for a management fee that will be calculated based on monthly cash flow from Mpower's operations. We expect to fund this acquisition with current cash on hand and cash from operating activities.

        We may supplement our organic growth by opportunistically acquiring or exchanging additional assets that would allow us to gain market share and expand into markets that complement our existing network footprint. Growth opportunities could include acquisitions of companies, as well as the acquisition or exchange of customers, network assets and customers in select markets. In pursuing strategic transactions, we focus on those assets that operate in our markets or adjacent markets, serve similar customers and offer complementary products and services. Alternatively, we may divest certain assets or markets that are no longer core to our business strategy. Although we are currently evaluating several opportunities to acquire or divest assets or markets, we can give no assurances that we will proceed with such acquisitions or divestitures or that any such transactions will be successful. If we sell any non-strategic assets or markets, we may use the proceeds for general corporate purposes or to acquire or invest in businesses, technologies and products that are complementary to our operations. We currently have no agreements or commitments to complete any such transactions.

        We believe that cash on hand and cash generated from operating activities will allow us to expand our business, fund our acquisition of the Mpower assets, meet our long-term capital requirements and ultimately achieve operating profitability without additional financing. Additionally, we intend to use the $16 million of proceeds from the ATS sale to reduce the outstanding principal amount of the 10 1/2% notes to $104 million. If we choose to pursue additional acquisitions, we may use the proceeds from this offering to do so, and we may also require additional funding. We anticipate that we would, but may not, be able to obtain such additional funding through the incurrence of additional indebtedness on commercially reasonable terms. Failure to generate or raise sufficient funds may require us to delay or abandon some of our plans or expenditures, which could harm our business and competitive position.

Off-Balance-Sheet Arrangements

        We have indemnification obligations to our current and former directors and officers. The terms of the indemnification obligations provide for no limitation to the maximum potential future payments under such indemnification. We maintain insurance, subject to limitations set forth in the policies, which is intended to cover the costs of claims made against our directors and officers.

Contractual Obligations

        The following table sets forth our contractual obligations to make further payments at December 31, 2006:

	Payment Due by Period
Contractual Obligations	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
10 1/2% notes(1)	$12.6	$25.2	$145.2	$—	$183.0
Operating leases	28.9	33.8	9.0	4.3	76.0
Purchase obligations (based on contract expiration)	2.6	0.4	—	—	3.0
Other long-term liabilities	—	—	—	14.2	14.2

Total obligations	$44.1	$59.4	$154.2	$18.5	$276.2

(1)
Includes interest due on our 10 1/2% notes.

        The following shows our other contingent obligations at December 31, 2006 based on the expiration date of the commitment:

	Payment Due by Period
Contractual Obligations	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
	(in millions)
Standby letters of credit	$7.4	$0.4	$—	$0.5	$8.3

Critical Accounting Policies and Estimates

        We believe the following critical accounting policies reflect management's more significant judgments and estimates used in the preparation of our consolidated financial statements.

        We have substantial investments in long-lived assets. In accordance with SFAS 144, whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable, we assess long-lived assets to be held and used for impairment. We recognize an impairment loss if the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset. Changes in our estimates of undiscounted future cash could have an impact on our assessment as to whether an asset is impaired under SFAS 144. In addition, impairment losses are measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. For those assets that are considered impaired, the charge taken to write down the asset is determined by our estimate of the assets' fair value.

        We have a substantial investment in property and equipment and deferred line installation costs. Our property and equipment consists of buildings, communications networks, furniture, fixtures and equipment, and networks in progress. Networks in progress includes construction costs, internal labor, overhead, and interest capitalized during the construction and installation of fiber optic networks as well as new and reusable parts to maintain those fiber optic networks. These costs are considered in progress until the networks become operational at which time the costs are reclassified as communications network assets. Our communications networks are subject to technological risks and rapid market changes due to new products and services and changing customer demand. These changes may result in changes in the estimated useful lives of these assets. Deferred line installation costs represent success-based costs that are driven by new sales and include equipment, internal labor for installation and provisioning of equipment and service and non-recurring costs paid to the RBOCs for provisioning unbundled loops or T-1s.

        In connection with our substantial investment in property and equipment, we are required to record a liability for asset retirement obligations in accordance with SFAS 143, Accounting for Asset Retirement Obligations, which we refer to as SFAS 143. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the legal or contractual removal obligation is incurred. SFAS 143 requires significant estimates regarding the timing and amounts to be paid for asset retirement obligations. For each asset class, we have estimated a range of possible retirement dates and have assigned probabilities to each of these dates based on the expected life of each class. We have estimated the possible range of retirement dates to be between 15 and 25 years. We have additionally assigned probabilities to the likelihood of removal of buried fiber optic network assets. A 20% unfavorable change in the estimates of either the expected date of retirement or the probability of removal would result in an increase in the asset retirement obligations of approximately $3 million as of December 31, 2006.

        We derive our revenue primarily from commercial-grade telecommunications services, including dedicated transport, local, switched, long distance, data and high-speed internet access services. Our customers are principally small- and medium-sized enterprises, wholesale and residential customers in our 20-state network footprint. Revenue for dedicated transport, data, internet, and the majority of switched services exclusive of switched access is generally billed in advance on a fixed rate basis and recognized over the period the services are provided. Revenue for the majority of switched access and long distance is generally billed on a transactional basis determined by customer usage with some fixed rate elements. The transactional elements of switched services are billed in arrears and estimates are used to recognize revenue in the period earned. The fixed rate elements are billed in advance and recognized over the period the services are provided.

        The revenue from indefeasible rights to use fiber optic telecommunications network facilities is recognized over the term of the related lease unless it qualifies as a sales type lease, on which revenue is recognized at the time the sale criteria in SFAS 66, Accounting for Sales of Real Estate, are met. Base annual revenue for telecommunications network maintenance is recognized on a straight-line basis over the term of the contract. Additional services provided under these contracts are recognized as the services are performed.

        In evaluating the collectibility of our trade receivables, we assess a number of factors including a specific customer's ability to meet its financial obligations to us, as well as general factors, such as the length of time the receivables are past due, historical collection experience and the general economic environment. Based on these assessments, we have recorded both specific and general reserves for bad debt to reduce the related receivables to the amount we ultimately expect to collect from customers. If circumstances related to specific customers change or economic conditions worsen such that our past collection experience is no longer relevant, our estimate of the recoverability of our trade receivables could be further reduced from the levels provided for in our consolidated financial statements.

        We grant options to purchase our common stock to employees and directors under our 2006 plan. We have also granted restricted stock to our chief executive officer. The benefits provided under this plan are share-based payments subject to the provisions of Statement of Financial Accounting Standards No. 123(R), Accounting for Stock Issued to Employees, which we refer to as SFAS 123(R). Effective January 1, 2006, we used the fair value method to apply the provision of SFAS 123(R) with a modified prospective application which provides for certain changes to the method for valuing share-based compensation. Under the modified prospective approach, the valuation provisions of SFAS 123(R) apply to new awards and to awards that are outstanding on the effective date and subsequently modified or cancelled. Under the modified prospective application, prior periods are not revised for comparative purposes.

        Upon adoption of SFAS 123(R), we began recording, as expense, the fair value of share-based payment awards on the date of grant. The determination of the fair value of share-based payment awards on the date of grant is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends.

        We have generally granted stock options at exercise prices at least equal to the fair value of our common stock on the date of grant. Our compensation committee has responsibility for setting the exercise price for our stock option grants. Given the lack of a public market for our common stock, our compensation committee granted stock options with exercise prices equal to its determination of the fair value of our common stock on the date of grant. Determining the fair value of our common stock requires making complex and subjective judgments. At the date of each grant, our compensation committee reviewed and considered the following primary factors:

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  significant business milestones that may have affected the value of our business;

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  the continued risks associated with our business;

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  our level of outstanding indebtedness and working capital;

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  current liquidity and capital needs;

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  economic and market factors; and

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  contemporaneous valuation analyses utilizing the guidance set forth in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

        A weighted average of three generally accepted valuation procedures, including the income approach, the market approach publicly-traded guideline company method and the market approach transaction method, was used to determine the fair value of our common stock. The income approach is a method used to value business interests that involves estimating the future cash flows of the business, discounted to their present value. The publicly-traded guideline company method estimates fair value using earnings or book value multiples derived from the stock price of publicly-traded companies engaged in a similar line of business. The market approach transaction method estimates fair value using transactions involving the actual sale or purchase of similar companies. Thirty-two transactions involving telecommunications companies were analyzed.

        The results of the various valuation methods and other factors were then correlated to calculate the enterprise value attributable to common stockholders and the fair value of each share. We believe that several factors account for the difference in the fair value of our common stock used in establishing the initial public offering price as compared to the fair value used in connection with the issuance of the options and grants of restricted stock during the past 12 months, including the following:

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  the fair value of our common stock has increased as a result of market considerations, as represented in the increased market values of public companies engaged in the competitive telecom sector;

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  the changes that will result in our capital structure as a result of this offering, including the anticipated reduction in outstanding debt resulting from the redemption of $26 million in aggregate principal of our 10 1/2% notes, in addition to $16 million of aggregate principal that will be redeemed on May 8, 2007 with the proceeds from the ATS sale;

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  we believe the value of our common stock will increase as a result of our listing on a public securities exchange, thereby eliminating the discount for lack of marketability due to the illiquid nature of private company equity securities; and

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  the expected integration of the operations of Mpower-Chicago into our business and the synergies associated therewith.

        If factors change and we employ different assumptions in the application of SFAS 123(R) in future periods, the compensation expense that we record under SFAS 123(R) may differ significantly from what we have recorded in the current period. In addition, there is a risk that our estimates of the fair values of our share-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based payments, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that are significantly in excess of the fair values originally estimated on the grant date and reported in our financial statements.

        We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Net deferred tax assets are reduced by a valuation allowance when appropriate. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

        The telecommunications industry is subject to significant government regulation that materially affects our ability to offer services. Some of the laws underpinning these regulations and the regulations themselves are subject to ongoing efforts to have such regulations rewritten or modified. There also continues to be legal challenges to the existing laws and regulations because the laws are complex and, therefore, subject to varying interpretations and inconsistent applications between jurisdictions. Accordingly, regulatory uncertainty commonly gives rise to disputes with other carriers and municipalities regarding the payments owed or due for the leasing of network elements or finished services, classification of traffic, rights-of-way, rates and minutes of use.

        We estimate and reserve for the risk associated with regulatory and other carrier contingencies. These estimates are based on assumptions and other considerations including historical experience, expectations regarding changes in public policies, expectations regarding regulatory rulings, studies of traffic patterns and ongoing negotiations with other carriers. We evaluate these reserves on an ongoing basis and makes adjustments as necessary.

Effects of New Accounting Standards

        The Financial Accounting Standards Board, or FASB, has issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in our financial statements in accordance with

FASB Statement No. 109, Accounting for Income Taxes. FIN 48 provides guidance for recognizing and measuring tax positions taken or expected to be taken in a tax return that directly or indirectly affect amounts reported in the financial statement. FIN 48 also provides accounting guidance for related income tax effects of tax positions that do not meet the recognition threshold specified in this interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. Our adoption of FIN 48 in the first quarter of 2007 did not have a material impact on our consolidated financial statements.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157, which is intended to provide guidance for using fair value to measure assets and liabilities. In general, this pronouncement is intended to establish a framework for determining fair value and to expand the disclosures regarding the determination of fair value. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007.

        During 2006, the FASB Emerging Issues Task Force, or EITF, issued EITF No. 06-3, How Taxes Collected from Customers and Remitted to Government Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation). This consensus concludes that the presentation on either a gross or net basis of any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer is an accounting policy decision that should be disclosed. For any such taxes that are reported on a gross basis, a company should disclose the amount of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The consensus should be applied to financial reports for interim and annual periods beginning after December 15, 2006. We do not expect our adoption of EITF No. 06-3 to have a material effect on our consolidated financial statements.

        In December 2006, the FASB issued FASB Staff Position on EITF No. 00-19, Accounting for Registration Payment Arrangements. This FASB Staff Position, or FSP, addresses an issuer's accounting for registration payment arrangements, specifying that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. This FSP further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable generally accepted accounting principles without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. This FSP is effective for new and modified registration payment arrangements. Registration payment arrangements that were entered into before the FSP was issued would become subject to its guidance for fiscal years beginning after December 15, 2006 by recognizing a cumulative-effect adjustment in retained earnings as of the year of adoption. We do not expect that our adoption of this FSP will have a material effect on our consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We will be required to adopt SFAS 159 on January 1, 2008. We have not completed our evaluation of the effect of SFAS 159.

Quantitative and Qualitative Disclosures about Market Risk

        We do not have indebtedness subject to variable interest rates.

BUSINESS

Company Overview

        We provide managed IP-based communications services to small- and medium-sized enterprises, and traditional circuit-switched telephony services to commercial and residential customers. As part of our competitive communications solutions, we provide a wide variety of broadband IP-based voice and data solutions, including local and long distance voice, dedicated broadband internet access, email, virtual private networking, managed network security, conference calling, high capacity private line services and other integrated voice and data services. We deliver integrated IP-based communications solutions to customers over a single high-speed broadband connection on our private managed secure network. We believe our IP-based communications technology provides a level of service and network and call reliability comparable to that of traditional phone networks, with significantly lower capital expenditures and operating costs. We also provide wholesale communications services to other communications services providers through our extensive network facilities, in which we have invested over $2.5 billion since our inception.

        Our Target Market and Value Proposition.    Since January 2006, we have primarily targeted small- and medium-sized enterprise and multi-location customers within our geographic footprint with an average monthly telecommunications spend of $500 to $5,000 per location. According to IDC, a leading provider of global information technology research and advice, approximately eight million small- and medium-sized enterprises, defined as businesses with less than 500 employees, will spend an aggregate of approximately $76.8 billion in 2007 for communications services in the United States. To address our target customers, we have shifted most of our sales resources from telemarketing to field and agent sales and have focused on geographic areas with potential enterprise customers who will use our services in multiple locations within our extensive network footprint. As part of our strategy, we manage all aspects of our service offerings for our customers, including installation, provisioning, monitoring, proactive fault management and billing.

        We have also made significant technological improvements to our network, which allows us to deliver a wide range of cost-effective, enhanced communications solutions, including bundled integrated voice and data services, as well as more sophisticated managed services, which can be layered onto these integrated bundled offerings.

        We seek to increase the number of services our customers purchase from us, which we believe improves our customer retention as customers increasingly rely on us for a greater portion of their communications needs. In addition, these customers typically enter into multi-year contracts, which we believe allows us to increase customer retention and provides revenue growth opportunities. For example, nearly all of our Dynamic Integrated Access services are provided under contracts with two- or three-year terms. For our traditional telephony customers, we continue to offer services and pricing that are competitive with those offered by RBOCs.

        Our Extensive IP and Fiber Optic Network.    We deliver our services primarily over our private managed secure network using T-1 and higher connectivity. In addition, we have one of the largest facilities-based networks maintained by a competitive carrier in the United States, which allows us to offer integrated communications services across 20 states in the Midwest, Rocky Mountain, Southwest and Northwest regions, representing 40% of the U.S. population. We serve 67 MSAs with our network facilities, including 19 of the top 50 MSAs. Our network includes approximately 650 collocations, enabling us to access unbundled loops and T-1s from the RBOCs to connect to customer locations in local serving areas. In addition, we can serve approximately 350 additional outlying areas of our markets where we do not have collocations by using enhanced extended loops or special access T-1 lines to connect more remote customer locations to our network. This allows us to extend our network to offer metro-wide solutions to multi-location customers. We operate and maintain an intercity multiprotocol label switching internet backbone with a nationally distributed IP voice switching architecture to provide a broad set of managed voice and data services cost-effectively. We also operate a circuit-switched based telephony network to provide voice services to our commercial, wholesale and residential customers. As of December 31, 2006, our broadband network and facilities spanned approximately 13,000 intercity and 4,000 metropolitan local route miles and encompassed approximately one million intercity backbone fiber miles and 500,000 fiber miles of metropolitan local fiber optic cable. We believe owning our own facilities-based network allows us to ensure our network's service quality and reliability, have greater control over customer care and reduce our exposure to regulatory uncertainty associated with leasing network connectivity and facilities from the RBOCs.

        As of December 31, 2006, we had nearly 1,600 employees serving approximately 101,900 residential traditional telephone service lines, 283,500 business traditional telephone service lines and 14,300 T-1 circuits in service. In 2006, we generated revenue of $544.7 million and incurred a net loss of $28.3 million.

Company Strategy

        In January 2006, we emerged from Chapter 11 with a new chief executive officer, board of directors and equity ownership, and we shifted our business strategy to focus on providing higher value and lower churn T-1-based solutions of integrated voice, broadband internet access and other data services to voice- and data-intensive business customers. In order to implement this strategy, we reorganized our sales staff to become more customer solutions oriented, which has allowed us to sell effectively to the underserved small- and medium-sized enterprise segment, as well as to strategic multi-location customers. Key elements of our strategy include:

        Focusing on Small- and Medium-Sized Enterprise Customers.    We focus our sales efforts on small- and medium-sized enterprise and multi-location customers with average monthly telecommunications bills of $500 to $5,000 per location. We believe these customers seek services that generate greater revenue than those sought by residential and very small business customers, which were our historic focus. We have revised our sales commission plans and revamped our field sales organization to incent and mandate the targeting and capture of small- and medium-sized enterprise customers. We believe that this strategy will further increase the quality of our revenue streams.

        We plan to continue to aggressively sell into our existing markets and target enterprise customers with our IP-based solutions that we believe result in increased revenue to us. These services include integrated managed network services, dedicated broadband internet access, T-1-based services such as digital voice calling with primary rate interfaces, as well as traditional voice and data services and VoIP telephony solutions, among others. Our T-1-based services offer significant value to our customers, are supported with leading customer service, and are typically purchased under contracts with two- or three-year terms. The higher revenue associated with these T-1-based services results in shorter payback periods than traditional lines.

        Leveraging Our Managed Network Services and Operational Infrastructure.    We have introduced a number of IP-based bundled solutions for our customers which leverages our extensive infrastructure. We seek to expand our small- and medium-sized enterprise customer base within our existing network infrastructure and to sell additional services to our existing customers. As of December 31, 2006, our average network utilization was approximately 50%, as measured by unused capacity in our switches and network backbone. We believe we can increase the total number of customers we serve with minimal incremental investments, thereby improving capacity utilization and resulting in increased cash flow and profitability.

        Continuing to Improve the Efficiency of our Network and Reduce Network Expenses.    We believe that our disciplined approach to sales, installation, and service, together with our automated business processes, will allow us to further streamline our operations and maintain low operating costs. In March 2006, we established a cross-functional task force to evaluate and rationalize our network, and particularly the 690 collocations that we operated at that time, to improve market penetration, reduce network expenses and improve operating margins, while maintaining our ability to serve the significant majority of our addressable market with our network facilities. The primary initiatives undertaken include reducing monthly recurring costs for electric power and cross-connects for our collocations, decommissioning collocations in areas with limited potential to capture target business customers and eliminating excess leased network capacity. In the approximately 40 local serving areas where we are decommissioning collocations, we expect to continue to serve our T-1 customers using virtual collocations, enhanced extended loops or special access T-1s. As of December 31, 2006, we had completed approximately 50% of the implementation of the network optimization project, and we have experienced an average payback period of less than five months on invested capital from net cost savings. We expect to have implemented approximately 90% of the network optimization project by June 2007, and to complete the implementation during the third quarter of 2007. We estimate that we will operate approximately 650 collocations and serve approximately 350 additional outlying local serving areas using virtual collocations, enhanced extended loops or special access T-1s after we complete this effort.

        Expanding Field Sales Force and Agency Distribution Channels.    In early 2006, we shifted most of our sales resources from telemarketing to field and agent sales, which we believe are more effective in selling higher value services to our larger target customers. We have expanded our field sales force to target small- and medium-sized enterprise customers in geographies with large and attractive addressable markets, and where we have network facilities. In order to better meet the needs of our customers, we have focused our field sales efforts on our managed service offerings such as Dynamic Integrated Access, digital voice offering primary rate interfaces, digital trunks, private lines and VPNs. Our field sales account managers do not actively sell traditional telephone service or DSL unless it is part of a larger, bundled customer solution. We are expanding our indirect sales force by retaining national, regional and local third-party agents and agency firms. Our agents typically have existing relationships with our enterprise customers and provide additional IT and telecommunications expertise, customer premise equipment and customer specific customized solutions. Expanding our agency channel allows us to better leverage our assets and network without incurring significant fixed selling, general and administrative expenses, and reach certain customers who may not otherwise have been serviced through our field sales channel.

        Continuing to Develop Products and Services that Meet the Needs of our Customers.    Our goal is to provide solutions that improve our customers' daily productivity, simplify their networks and provide them with control of their network. We focus on developing high-value integrated voice and data solutions that can be provided over our existing network infrastructure and increase profitability per customer location. We proactively develop solutions that meet the needs of our business customers, including offering bundled packages of IP-based telecommunications services as well as customized offerings, which we believe increase customer retention and provide revenue growth opportunities. Those customers who purchase more complex services, such as Dynamic Integrated Access and higher bandwidth based services, have substantially higher retention rates than voice-only customers. In addition, with our ongoing development of new and innovative IP-based products, we believe we are in a strong position to rapidly provide new services and features that meet the increasing demands of our customers.

        Considering Potential Strategic Transactions.    We may supplement our organic growth by acquiring assets that would allow us to gain market share and expand into markets that complement our existing network. In considering strategic transactions, we focus on those assets that operate in our markets or adjacent markets, serve similar customers and offer complementary products and services. Alternatively, we may divest certain assets or markets that are no longer core to our business strategy. For example, on March 9, 2007, we completed the ATS sale for a purchase price of approximately $16 million. ATS provides cable television services in and around Cedar Rapids and Marion, Iowa, and was not core to our continuing telecommunications business. We expect to use proceeds from the ATS sale to redeem a portion of our outstanding 10 1/2% notes.

Company Strengths

        Extensive IP-Based and Fiber Optic Infrastructure.    We believe we have a large addressable market opportunity within our facilities-based network and extensive collocation footprint. We operate an advanced IP-based network that spans approximately 13,000 intercity and 4,000 metropolitan local route miles. We have installed "soft switches" and converged network elements, which enable the switching and routing of voice calls over our IP network. The converged network elements are collectively smaller and more cost-effective than traditional circuit-switched elements, enabling us to offer traditional voice telephony services across our VoIP platform and to develop future communications solutions that address the needs of our customers. By using our own network to provide services, we ensure service quality and reliability, have greater control over customer care, reduce our exposure to regulatory uncertainty associated with leasing network connectivity and facilities from the RBOCs, and are able to develop and deploy advanced services that meet the needs of our customers.

        Comprehensive Suite of IP-Based Communications Solutions.    We provide our customers with a comprehensive suite of networking and telecommunications services, including IP-based integrated data and voice services, internet services, private data networking, VPNs, hosting services and local and long distance voice services. Through an ongoing assessment of our markets, we leverage the scalability and flexibility of our infrastructure to introduce new products and bundled solutions that address the increasingly complex communications needs of our customers. Our Dynamic Integrated Access services, which we target to our small- and medium-sized enterprise customers, deliver integrated voice and data services over a single high-speed connection allowing customers to increase calling capacity, reduce costs for local and long distance calls, access the internet and add managed network services, among other services. Our Dynamic Integrated Access services combine a scalable telecommunications platform with a web-based portal for easy self-management and administration.

        Award-Winning Customer Service.    We believe that the ability to satisfy the service needs of our customers is key to our success. According to an independent customer survey, that we commissioned in 2006, 90% of our respondent customers reported overall satisfaction with McLeodUSA. We believe these ratings are a result of our award-winning StarQuality employee training and certification program, reliable network and ability to provide high-value communications solutions in cost-effective bundles that meet the needs of our customers. Our StarQuality employee training program involves quality control training and computer based assessments. As part of the program, we also require all of our customer service professionals to be recertified annually to ensure that all our employees deliver top quality communication and customer service. Our systems and operating processes are designed to provide timely and high-quality provisioning of services, provide reliable services, promptly resolve service issues, produce accurate bills and efficiently resolve billing issues. In addition, we believe that consistently offering our customers a high level of service enables us to retain and expand existing customer relationships, as well as attract new ones. We believe we provide a higher level of customer service and dedicated sales support than RBOCs provide to small- and medium-sized enterprise customers.

        Capital Efficiency Derived From Sizeable Network Assets.    We have invested over $2.5 billion since our inception to create one of the largest and most advanced facilities-based networks maintained by a competitive carrier in the United States. Through our prior investments, we have converged our IP-based backbone, which consists of 14 soft-switches and 24 backbone routers, with our traditional circuit based voice network, which includes over one million intercity backbone fiber miles, 38 voice switches and approximately 650 collocations located across our 20 state footprint. As a result, we are able to provide a full suite of communications solutions with minimal incremental investment and maintain one of the lowest ratios of capital expenditures as a percentage of revenues within our industry.

        Experienced Management Team.    Our team of senior executives has substantial experience in the telecommunications industry and extensive knowledge of our markets. Our management team is led by our Chief Executive Officer, Royce Holland, who has over 30 years of managerial experience, including over 18 years of experience in the telecommunications industry. Our executive management team includes key personnel who have held positions at major communications companies, including Allegiance Telecom, Ameritech, Citizens Communications, Frontier Communications, ICG, MCI, MFS Communications, Verio and Wiltel Communications and who combined have over 150 years of telecommunications experience.

Industry Overview

        IDC forecasts that in 2007, communications services sales in the United States to business customers will be approximately $110.6 billion, with approximately eight million small- and medium-sized businesses, defined as businesses with less than 500 employees, expected to spend approximately $76.8 billion. The market for communications services in the United States, particularly local voice, is dominated by the RBOCs, which include AT&T, Qwest and Verizon. While the RBOCs remain the market leaders in their service territories, competitive communications providers continue to gain market share within the small- and medium-sized enterprise segment. According to data from the FCC, as of June 30, 2006, competitive communications providers served 29.8 million, or 17.3%, of end-user lines in the United States. While RBOCs provide a broad range of communications services, we believe they have neglected the small- and medium-sized enterprise segment due to an increased focus on the global enterprise business segment of the market, increased competitive pressures in the residential markets, continued integration of recent mergers and acquisitions and investment in "triple-play" product offerings. We believe this has created an increased demand for alternatives in the small- and medium-sized enterprise communications market where cost-effective enhanced telephony and data services have become increasingly important. Consequently, we view the market as a sustainable growth opportunity and have therefore focused our strategies on providing small- and medium-sized enterprises with competitive communications solutions.

    Incumbent Carriers

        Within their franchised local exchange serving areas, RBOCs own and operate their own extensive switched voice and data networks. In virtually all cases, these former monopolies retain the largest market share, although competitive local exchange carriers have gained double digit market share in the small- and medium-sized enterprise market, and cable TV companies have gained significant residential telephone market share in some medium and large cities. Under the Telecommunications Act, RBOCs are required to provide interconnection or collocation services and unbundled access to network elements, including local transport, unbundled loops and T-1 lines, to co-competitive carriers. Prices and availability for these wholesale services are determined by the FCC and state public utility commissions.

    Competitive Carriers

        Competitive carriers include the traditional cable companies, competitive local exchange carriers and competitive access providers offering a range of communications services. Competitive carriers utilize several types of business strategies, deploy various network architectures and serve a range of customers. They can be broadly segmented into three groups:

        Facilities-based providers.    These providers offer service to retail or wholesale customers, either exclusively or predominantly over their own network facilities. Typically, facilities-based providers of local and long distance services operate their own switching and transmission networks and either build or lease local transport and last mile transmission facilities from the RBOCs.

        Non-facilities-based providers.    These providers do not operate their own network facilities but instead use the facilities of other providers exclusively. Non-facilities-based providers resell retail or commercial service that may be offered to them at a wholesale discount and re-brand these services to their end-user customers.

        Other intermodal.    These providers include cable TV companies utility companies, internet service providers, application service providers utilizing VoIP technology and other hybrid service providers.

    Managed Network Service Providers

        Managed network service providers offer a variety of services ranging from network monitoring, maintenance and customer premises equipment procurement and installation to hosted solutions such as security and IP telephony. Managed network services are delivered over a centrally managed IP platform and over secure broadband connections and include enhanced services such as broadband access to the internet, IP VPNs, VoIP, website and intranet hosting, network security, storage, email and instant messaging, among others.

        Virtual private network.    VPNs are used by companies to securely communicate and transfer data over an external network. This external network may either be the internet or a service provider's private network with a designated service level agreement. Typical enterprises need to provide access to satellite business offices and to employees traveling or working from home.

        Security.    Security features offered by managed network service providers may include such features as software or hardware firewalls, network-based virus scanning software, network monitoring services and seamless integration of security with existing applications.

        Web hosting.    Web hosting allows companies to host their own websites on a server provided by a web hosting provider. The web hosting provider typically manages and secures the website and may also offer value-added services such as website design or e-commerce applications.

        Storage.    A provider may offer a network storage service for its customers either for the purpose of file sharing or backup and restoration of critical files.

        As a provider of private managed IP-based communication services, we are distinguished from cable broadband service providers in several ways. We use our own private network rather than a cable broadband network. For our "last mile" connections, where network congestion typically occurs, we use customer specific circuits so the maximum capacity is always available to that customer. Since cable providers generally require bandwidth to be shared by multiple users, transmission speed is affected by the number of simultaneous users. Although some cable modem providers use the public internet, we use our own secure private network to transport services. Also, our use of internet protocol permits flexibility across the entire bandwidth in a more efficient manner than the use of time-division multiplexing technology that is typically divided into dedicated channels without IP.

    VoIP Service Providers

        VoIP technology enables the convergence of voice and data services onto a single integrated network connection using technologies that digitize voice communications into IP packets for transport on either private, managed IP networks or over the public internet. VoIP uses the network connection to the end-user more efficiently than traditional telephony because it combines multiple sets of data, voice and video transmissions over a single integrated network connection and dynamically allocates the connection's available bandwidth according to application usage levels.

        VoIP technology enables operators to deploy lower cost voice switching platforms, frequently called "soft switches," as opposed to traditional circuit-switch technologies. VoIP requires only a single network connection to the end-user because of its ability to packetize voice and dynamically allocate bandwidth. Also, by deploying a single converged network for both voice and data services, the service provider can achieve significant operating efficiencies in provisioning, monitoring and maintaining the network. There are two distinct strategies that carriers adopt in deploying VoIP services:

        Voice as an application over the public internet or carrier suppliers.    These service providers typically do not have network transmission facilities and focus primarily on the consumer market. Under this model, the quality of voice traffic is dependent on the underlying network's reasonable best efforts. For most of these providers, the customer must separately lease a broadband connection from a facilities-based service provider, such as a cable television company, an RBOC or a competitive local exchange carrier, in order to use the provider's VoIP service.

        Voice over IP networks that are owned and managed by operators.    Voice traffic travels over a private broadband IP-based network (instead of the public internet) and receives priority over other types of traffic to produce quality of service that is similar to the traditional circuit-switched network. In most cases, the operator supplies the customer broadband connection and bundles it with VoIP and other services provided to the customer. We provide our VoIP services over our own network. The following table summarizes the principal types of VoIP service providers:

	Public Internet/Best Efforts		Managed Networks
	Long Distance/ Calling Card IP	PC-to-PC/ Broadband IP	Cable Broadband IP	Private Managed IP Networks
Service	Inexpensive long distance calls	Inexpensive voice calls	Integrated IP and broadband internet access	Integrated IP broadband internet access, enhanced data services
Target Customers	Consumers, wholesale	Consumers, small offices, home offices	Consumers	Businesses
Network	Public internet	Public internet	Cable infrastructure	Leased and owned infrastructure
Examples	Net2Phone	eBay-Skype, Vonage	Cablevision, Time Warner Cable, Comcast	McLeodUSA, Cbeyond

Our Markets

        We offer telecommunications services to target customers in our 20-state network footprint:

Arizona	Indiana	Minnesota	North Dakota	Texas
Colorado	Iowa	Missouri	Ohio	Utah
Idaho	Kansas	Nebraska	Oregon	Washington
Illinois	Michigan	New Mexico	South Dakota	Wisconsin

        Through our network, we offer services to 19 of the top 50 MSAs.

Austin	Grand Rapids	Portland – Salem
Chicago	Houston	Salt Lake City
Cleveland	Indianapolis	San Antonio
Columbus	Kansas City	Seattle – Tacoma
Dallas – Fort Worth	Milwaukee – Racine	St. Louis
Detroit – Ann Arbor	Minneapolis – St. Paul
Denver – Boulder	Phoenix

        We also provide services to customers in Arkansas, Louisiana, Montana, Oklahoma and Wyoming by reselling the services of other carriers.

Service and Product Overview

        As part of our change in business strategy, we have shifted our product and sales focus from traditional circuit-switched telephony services to T-1 and IP-based bundled solutions for our business customers.

        The majority of our enterprise and business offerings are based on our internet backbone, which allows us to offer true private networking to our customers. We plan to provide our customers with secure site-to-site connectivity within their VPNs so that their data are segregated and secure, via IP routing policies, from other internet data that is traveling across our network.

    IP-Enabled Business Services

        We offer industry-standard IP-based managed voice and data networking services to our target business customer market using our facilities-based backbone network, such as:

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  Dynamic Integrated Access services that use both IP and time-division multiplexing technology, linking voice and data lines on the same high-speed connection, and a user-friendly web portal for self-management and administration. Launched in 2005, this is the base platform from which all our business bundles will be based upon and requires the purchase of, at minimum, a T-1 connection by the customer. While a customer may choose the allocation of their connection to voice and data, our advanced voice compression technology allows more effective utilization of the existing bandwidth.

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  Secure Internet with Managed Firewall that allows customers to securely access any portion of their network regardless of that network's geographic location. Customers can manage their networks using our variety of distributed services for each of their network locations. In addition, end-users may use our remote access VPN software to access any portion of the enterprise network externally.

        In addition, in the first half of 2007, we began to offer additional services such as:

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  Class of Service will provide our customers with the ability to prioritize their IP applications. Our class of service management tools will allow the customer to classify their IP traffic into tiers for voice, video conferencing, enterprise data and internet. VoIP traffic will be protected to allow highest quality of voice transmission. Our class of service will be monitored and guaranteed by service level agreements.

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  Network Storage will provide our VPN customers with the ability to store and share files on our network based storage devices. Customers will be able to access these files either remotely or via their VPN connection and set unique privileges on all shared files.

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  PC Back-up will provide our VPN customers an application-based ability to backup workstations to our network based storage devices, as well as to restore backed up files either as an entire backup or individually selected files.

        Retail / Business Voice Services.    We offer a customary portfolio of voice services, including local and long distance service packages, standard and enhanced 800 toll-free services, and other voice options such as voice mail, calling card, wire care, call restrictions, directory listing options, hunting, conference calling and call forwarding. In addition, in the first half of 2007, we began to offer the following value-added voice features that can be included in our bundled offerings and which can be controlled by a tool bar application on the end-users' PC:

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  Remote Office feature will allow end-users to place telephone calls from any location but appear as though they are calling from their office. Caller ID will display their office number, and the call will be billed to the office telephone line.

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  Simultaneous Ring will allow more flexibility than call forwarding by enabling users to designate other telephone numbers, such home or mobile, that will ring simultaneously with the office number that is receiving an inbound call.

        Retail / Residential Services.    While we have deemphasized the acquisition of residential customers, we offer end-user residential customers local and long distance voice, internet and optional services such as calling card and residential 800 toll-free services in selected markets within our footprint where we believe it to be profitable.

        Wholesale / Carrier Services.    In addition to retail services, we provide a wide range of wholesale voice and data services to local and long distance carriers, government agencies, wireless service providers, cable television companies and other carrier-class customers. These services generally include:

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  long haul and metro area special access services between network facility centers, known as points-of-presence, or POPs, that provide telecommunications lines that link the POPs of one carrier to POPs of other carriers in a market, allowing these POPs to exchange telecommunications traffic for transport to final destinations;

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  end-user metro area special access services that provide telecommunications lines that connect an end-user, such as a large business, to the local POP of its selected carrier;

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  end-user multiprotocol label switching aggregation services that provide secure IP communications connections between carrier end-users and a single or multiple POPs of the carrier;

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  wholesale local voice services utilizing our network facilities in combination with unbundled network element loops to provide turn key local voice services to non-facilities-based competitive carrier's local customers;

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  wholesale local voice enabling services such as digital loop carrier services and local switching services that provide network services to facilities-based competitive carriers in the deployment of local voice services;

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  wholesale long distance voice services that provide domestic long distance voice termination for carrier traffic;

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  toll-free origination services that route toll-free calls between our carrier customers and the toll-free carrier;

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  internet transit services that provide global routing of internet traffic for carrier-class customers;

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  dedicated local services including primary rate interface services that provide high capacity local service for carrier access services such as dial up internet access and VoIP services and for turn key dedicated local services for carriers' end-users;

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  the sale, lease and maintenance of network facilities including fiber and collocation; and,

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  other carrier access services.

Sales and Marketing

        Since January 2006, we have implemented a strategy to target small- and medium-sized enterprise and multi-location customers within our geographic footprint with an average monthly telecommunications spend of $500 to $5,000 per location. As a result of our shift in strategy, we have transitioned most of our sales resources from telemarketing to field and agent sales in geographic areas with large and attractive markets. To manage and support our target markets, we have organized our 21 field sales offices into three regions. Prior to 2007, our sales force consisted of an origination group responsible for generating new customers and markets, and a group focused on selling new products and services to our existing customer base. Beginning in 2007, we have restructured our sales force into three levels organized by target customer size. Each level is responsible for developing new customers and markets, and two levels are also responsible for selling services on an ongoing basis to our existing customer base.

        We believe our high-value products and services require experienced sales representatives who are experts in our wide variety of voice and data solutions and have the ability to understand our target customers' telecommunications needs. We have expanded our field sales force primarily with experienced sales personnel and believe our enhanced sales approach will allow us to increase market share in our target markets. We have added sales staff with at least five years of telecommunications experience and with established account relationships and strong technical knowledge. In addition, we have added field sales staff with a minimum of three years of telecommunications sales experience to develop opportunities across our markets. In order to further penetrate into our larger markets, we have entered into sales agency and sales referral arrangements with certain network solutions providers, equipment vendors and systems integrators to develop additional sales opportunities. Our in-house sales personnel continue to sell services to smaller business customers, including those located in areas that are geographically remote.

        For our enterprise customers, we use a dedicated account representative who is responsible for the initial sale to new customers. Our sales representatives are assisted by our solutions engineering group to develop pre-sales technical consulting and complex solutions design. These solutions engineers are an integral component of our solutions based approach by providing sophisticated customer support from the onset of the sales process. The solutions engineers ensure orders are engineered and configured to the customer needs. Once a customer receives their tailored products and services, they are then assigned an account team with responsibility to provision, service and maintain each customer throughout their evolving lifecycle.

        To support our sales effort, we focus our marketing to target specific prospects and customers located in our fiber- and collocation-dense markets. We use a tailored advertising and direct marketing effort to address the specific needs of each of our target markets. In our larger markets, we utilize an in-house marketing representative to promote McLeodUSA through the implementation of targeted networking opportunities, local relationship building and public relations support. We also use detailed prospecting tools to identify potential high value customers and to increase our sales force productivity.

        Using a phased approach, we have also restructured our sales force compensation strategy to reward salespeople at the time of service installation and to incent our sales force to provide ongoing and additional services to customers over time. We believe this compensation and benefit structure enables us to attract and retain experienced high-quality salespeople, maximize customer service, provide high value solutions and foster long-term, service-focused relationships with our customers.

        We have designed our StarQuality employee training program to emphasize a customer-focused service approach using quality control training and computer based assessments. As part of the program, we also require all of our customer service professionals to be recertified annually to ensure that we deliver top quality customer service and support. Our systems and operating processes are designed to provide timely and high-quality provisioning of services, provide reliable services, promptly resolve service issues, produce accurate bills and efficiently resolve billing issues. We believe that our strong customer service record is an important factor that has resulted in more of our customers using us for a greater percentage of their telecommunications needs. In addition, we believe that consistently offering our customers a high level of service will allow us to retain existing customers, as well as attract new ones.

        We also have developed and installed customer-focused software for providing integrated communications services. This software allows us to provide our customers one fully-integrated monthly billing statement for local, long distance, 800 toll-free numbers, international, voice mail, paging, internet access and additional services when available. We believe that our customer-focused software platform is an important element in the marketing of our communications services and provides us a competitive advantage in the marketplace.

Customers

        Our focus is on acquiring and retaining business customers, as most of these customers enter into multi-year contracts and provide us with a steady source of recurring revenue. As of December 31, 2006, we had approximately 14,300 retail T-1 circuits in service, with an average circuit churn rate of 1.32%.

        For our traditional voice service offering, as of December 31, 2006, we had approximately 283,500 retail business traditional telephone service lines in service with an average line churn rate of 3.17%. We expect revenues from our traditional business voice customers to decline as a percentage of our total revenues in the future.

        As of December 31, 2006, we had approximately 101,900 retail residential traditional telephone service lines in service, with an average line churn rate of 3.54%. We expect revenues from our traditional residential voice customers to become an increasingly small percentage of our total revenues in the future.

        We also provide a wide range of access, private line, network facilities and data services, as well as leased facilities to local and long distance carriers, government agencies, wireless services providers, cable television companies and other carrier-class customers.

Network Facilities

        We have one of the largest facilities-based networks maintained by a competitive carrier in the United States, which allows us to offer integrated communications services across 20 states in the Midwest, Rocky Mountain, Southwest and Northwest regions, representing 40% of the U.S. population. We serve 67 MSAs with our network facilities, including 19 of the top 50 MSAs. We operate and maintain an intercity multiprotocol label switching internet backbone with a nationally distributed IP voice switching architecture to provide a broad set of managed voice and data services cost-effectively. We also operate a circuit-switched based telephony network to provide voice services to our enterprise, wholesale and residential customers. As of December 31, 2006, our broadband network and facilities spanned approximately 13,000 intercity and 4,000 metropolitan local fiber route miles and encompassed approximately one million intercity backbone fiber miles and 500,000 fiber miles of metropolitan local fiber optic cable. We believe owning our sizeable facilities-based network allows us to ensure our network's service quality and reliability, have greater control over customer care and reduce our exposure to regulatory uncertainty associated with leasing network connectivity and facilities from the RBOCs.

        We serve our customers by using various loop/access unbundled network elements or special access services purchased from the RBOCs and aggregating them through our access nodes. In turn, our access nodes are interconnected through 37 service node locations where our IP routing and time-division multiplexing switching systems reside. Our converged IP-based backbone consists of 14 soft-switches and 24 backbone routers connected to our traditional circuit based voice network, which includes over one million intercity backbone fiber miles, 38 voice switches and approximately 650 collocations located across our 20-state footprint. In a metropolitan area, access node to service node (switch) connectivity is based either on our own fiber facilities or on transport (either unbundled network element or special access depending on the market) purchased primarily from the RBOCs. Our service nodes are located in most of the major metropolitan areas across the 20 states where we provide services to customers using our own facilities. These service nodes are in turn interconnected by our high capacity, intercity core network. The underlying transport for our core network is based either on our own fiber or on leased capacity from long distance carriers. We own and operate all the equipment in our access and service nodes. This equipment provides the service logic and traffic management for most of our services. In addition, our Network Management Center provides fully redundant management 24 hours a day, seven days a week, 365 days a year, which has historically enabled us achieve our goal of 99.999% uptime reliability. We have the ability to serve a majority of business locations in markets served by us within our 20-state facilities-based network using a combination of leased and owned facilities.

Network Technology

        Our advanced IP-based backbone and converged network elements, combined with our time-division multiplexing circuit-switched network, provides significant benefits compared to traditional circuit-switched networks. These significant benefits include:

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  Ability to support multiple "last mile loop" access methods;

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  A single, integrated voice and data network; and

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  Network design benefits from favorable economics of VoIP, internet and packet-based technologies.

        We believe our network technology offers the following benefits to our customers:

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  Seamless installation, integration and lower costs;

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  Dynamic, efficient use of bandwidth so that all applications use the same facility;

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  Single bandwidth facility allows easy management as compared to use of both voice channels and bandwidth; and

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  IP protocol with robust broadband enables integration of business communication and commerce applications, while streamlining business processes over the internet.

Operating Support Systems

        We operate multiple software systems to provide excellent service to our customers. These systems include sales support, customer relationship management, billing, service provisioning and network management functions. Our systems are highly integrated to allow significant levels of automation and flow-through of data. This leads to more accurate information for our customers and more efficient internal processes. All systems are maintained and updated on an on-going basis to meet our business needs. For certain of these systems, we have developed our own proprietary software. Other operating support systems are licensed from third parties.

Third-Party Service Providers

        Our business depends on our ability to interconnect with RBOC networks and to lease from them certain essential network elements. We obtain access to these network elements and services pursuant to interconnection agreements that we have entered into on a state-by-state basis with subsidiaries of AT&T, Qwest and Verizon. Where unbundled network elements are no longer available, we purchase tariffed or commercial services primarily from the RBOCs.

Competition

        As a managed network services provider in the communications industry, we broadly compete with companies that could provide both voice and enhanced services to small- and medium-sized enterprises in our markets.

        For our voice and data services, our primary competitors are the RBOCs, consisting of AT&T, Qwest and Verizon, and other competitive local exchange carriers and managed network service providers, such as XO Communications, Time Warner Telecom, Integra Telecom, Eschelon Telecom and Cbeyond, depending on the market. Many of our customers previously used multiple carriers for local and long distance voice services and broadband internet access and have enjoyed the convenience of a sole-sourced service since signing with us. In addition to the local telephone companies, we compete with other competitive carriers in each of our markets. These competitive carriers have adopted IP technology similar to that employed by us, and in the future we expect others to do so.

        In addition, there are other providers, such as Vonage, SunRocket and Skype, using IP technology that offer services using either their private IP network or the public internet to access their customers. We do not currently view these companies as our direct competitors because they primarily serve the consumer market and small business market. Certain cable television companies, such as Cox Communications and MediaCom, have deployed IP-based networking and communications services primarily to address consumers and small business customers to compete better against local telephone companies. We also compete throughout our service area with various internet services or DSL providers, such as Earthlink and Covad, to offer high-speed internet access to small-and medium-sized enterprises.

        Other intermodal communications services companies, such as national wireless phone companies like Verizon Wireless, AT&T Wireless and Sprint/Nextel, WiMax broadband providers such as Sprint and Clearwire, and microwave and satellite carriers, compete with us in our residential and small business markets. As we continue to shift our business model away from residential communications services, competition from these alternative services providers will lessen, as with current technology, they are unable to provide reliable, high-speed, bundled voice and data to our target small- and medium-sized enterprise customers.

        The Telecommunications Act includes provisions that impose regulatory requirements on all incumbent carriers and competitive carriers but grants the FCC expanded authority to reduce the level of regulation applicable to these common carriers. The manner in which these provisions of the Telecommunications Act are implemented and enforced could have a material adverse effect on our ability to successfully compete against incumbent carriers and other communications services providers.

        The Telecommunications Act radically altered the market opportunity for competitive carriers. Many existing competitive carriers that entered the market before 1996 had to build a fiber infrastructure before offering services. With the Telecommunications Act requiring unbundling of the incumbent carrier networks, competitive carriers have been able to enter the market more rapidly by installing switches and leasing last mile access loops. Please see "Risk Factors—Our dependence on the regional Bell operating companies to provide many of our communications services could make it harder for us to offer our services at a profit" and "Risk Factors—Changes in FCC unbundling requirements and compensation rules will continue to affect our business."

Employees

        As of December 31, 2006, we had approximately 1,600 employees who work primarily in the areas of customer care, network operations and engineering, sales and marketing, service delivery, information technology, finance and management. None of our employees are represented by any union. As we continue to implement our sales strategy, we expect to expand our sales force and sales support functions. We believe that our relations with our employees are good.

Facilities

        As of December 31, 2006, we leased approximately 98,000 square feet of office space at our Hiawatha, Iowa corporate headquarters, and we also leased approximately 15,000 square feet of office space for executive offices in Dallas, Texas. The following are additional principal locations where we have business operations:

Property Location	Use	Square Feet
Tulsa, Oklahoma	IT and Network Planning	61,230
Woodlands, Texas	Engineering	24,649
Oak Brook, Illinois	Sales and Facilities	14,693
Cedar Rapids, Iowa	Network Management Center and Data Center	16,771

        We operate a network management center, or NMC, and data center in Cedar Rapids, Iowa. Through our NMC, we manage the majority of our remote networking equipment and, together with our internal support systems, maintain visibility into all of our network elements. The NMC operates based on a 24 hours a day, seven days a week, 365 days a year schedule and is designed to maintain 99.999% reliability. Adjacent to the NMC is our data center, which houses our back office systems. Both the NMC and data center have redundant locations to support disaster recovery in the event of a catastrophic failure at our Cedar Rapids location.

        In addition, we maintain 21 field offices to sell into, manage and support our target markets. Our converged IP-based backbone includes over one million intercity backbone fiber miles, 14 soft switches, 24 backbone routers, 38 voice switches and approximately 650 collocations located across our 20-state footprint.

Legal Proceedings

        For further discussion of our legal proceedings, you should also carefully consider the information included in "Risk Factors," beginning on page 9 and "Regulatory Environment," beginning on page 78.

        We are involved in numerous regulatory proceedings before state public utility commissions and the FCC, particularly in connection with actions by the RBOCs, which include AT&T, Qwest and Verizon. Particular proceedings that have affected or may affect our business are described in "Regulatory Environment" below. We anticipate that the RBOCs will continue to pursue litigation, changes in regulations and legislation in states within our 20-state footprint, as well as before the FCC and Congress, to reduce regulatory oversight and regulation over their rates, operations and access by others to their networks. This includes the pursuit of major changes in the Telecommunications Act, which may adversely affect competitive local exchange carriers, including us. If adopted, these changes could make it more difficult for us to challenge the RBOCs' competitive actions and to compete with the RBOCs generally.

        We are one of several defendants in a lawsuit brought by AT&T and its affiliates in the U.S. District Court in the Eastern District of Missouri in February 2005. AT&T alleges that we conspired with one or more of Global Crossing and its affiliates, certain named competitive local exchange carriers, and/or certain unnamed LCRs to breach AT&T's state or federal tariffs, unjustly enrich themselves and commit fraud on AT&T. AT&T alleges that the defendants knowingly disguised long distance calls that were terminated to AT&T so that they appeared to AT&T to be local calls thereby depriving AT&T of the difference between the access charge rate owed for termination of long distance calls and the reciprocal compensation rate owed for termination of local calls. We filed our answer on April 1, 2005, denying all liability. No discovery has been conducted in the case. On February 7, 2006, the court entered an order staying the case on the grounds that primary jurisdiction regarding the obligations of the defendants rests with the FCC. AT&T did not quantify its damages, and the case was stayed. The claims remain pending with the FCC. Because this case is in an early stage and no specific claim of damages has been made against us, we are not able to estimate the risk of damages. We intend to vigorously defend against these claims.

        We have been sued in two actions brought in May 2003 in the Circuit Court of Cook County, Illinois, consolidated as Telecommunications Network Design, Inc. vs. McLeodUSA, No. 03 CH 8477, and certified as a class action, for allegedly sending unsolicited faxes in violation of 47 U.S.C. section 227(b)(3). The complaints do not quantify the alleged damages. Under the statute, recipients of unsolicited facsimile advertisements are entitled to damages of up to $500 per facsimile for inadvertent violations and up to $1,500 per facsimile for knowing or willful violations. We have demanded coverage from our insurance carrier, AIG, which has denied coverage. We are currently in litigation with AIG over coverage for these claims. The court has held that the insurance policy imposed a duty to defend these actions, but has expressed no opinion on AIG's duty to indemnify us for any losses. While we are vigorously defending against liability in the class action and pursuing our claim against AIG for insurance coverage, there can be no assurance that we will be successful in our defense or that a negative outcome would not have a material adverse effect on us. We believe that we have an adequate reserve related to this dispute based on our assessment of the likely outcome, and that the risk of loss beyond the reserved amount is remote.

        We have protested and appealed various sales and use tax assessments levied in January 2002 by the Iowa Department of Revenue with respect to the purchase of certain equipment from 1996 through 2000. These assessments total approximately $8 million, excluding interest and penalties. We believe that we have meritorious defenses against these assessments and intend to vigorously defend ourselves during this appeal process. We have reserved what we believe to be an adequate amount related to this dispute based on our assessment of the likely outcome. However, there can be no assurance that our business will not be materially adversely affected by a negative outcome of this dispute.

        On March 8, 2007, the Universal Service Administrative Company, or USAC, which administers the federal universal service program on behalf of the FCC, completed an audit of our contributions to the federal universal service program based upon our 2005 revenues. The audit report, which is not yet final, tentatively concludes that we underreported or misclassified certain telecommunications service revenues, resulting in a contribution shortfall of approximately $4.4 million. We have filed a response to identify what we believe are errors in the audit report, and we intend to seek modification of the audit findings before the report is finalized. For example, we assert that the audit did not recognize that a significant portion of allegedly underreported interstate revenues are from services sold to other carriers for incorporation into their own telecommunications services. Additionally, a significant portion of the allegedly underreported interstate revenues are associated with high capacity digital T-1 and primary rate interface services that are local in nature, and therefore, not interstate services. In each of these examples, we believe that the services are not end-user interstate services subject to universal service fee contributions. We expect the USAC to finalize its audit report during the first half of 2007. We believe we have an adequate reserve related to this audit based on our assessment of the likely outcome. If our efforts are unsuccessful, we have the right to appeal the audit findings to the FCC. However, our business may be materially adversely affected by a negative outcome of this dispute.

        As a result of a settlement reached with Qwest prior to our emergence from Chapter 11, we filed complaints against Qwest during the first quarter of 2006 with several state utility commissions related to a collocation billing dispute. We had withheld payments due to Qwest because we believed Qwest had not properly implemented the parties' amended interconnection agreement. In July 2006, the Iowa Utilities Board agreed with Qwest's interpretation of the 2004 amendment, which would require us to pay Qwest the disputed payments. In August 2006, we filed a petition with the Iowa Utilities Board requesting reconsideration of its decision. On April 13, 2007, the Board denied the application for reconsideration, ruling that the evidence was not adequate to prove that Qwest was unlawfully discriminating against us in providing access to collocation power. We will be required to pay Qwest $0.3 million for previously withheld payments. We plan to appeal the Board's order by the end of May 2007 and seek a refund from Qwest. Cases filed by us against Qwest are pending in two other states, in which the total amount in dispute is $0.5 million. We have reserved what would be due should the remaining state commissions issue rulings adverse to us.

        Also as a result of the settlement with Qwest, on March 14, 2006, we filed an action against Qwest in the U.S. District Court for the Northern District of Iowa seeking recovery of damages related to numerous other billings between the parties. Qwest filed a counterclaim for amounts it believes we owe it. This lawsuit encompasses billing disputes involving access billing for 800 toll-free calls made by our customers and 800 toll-free calls made by third-party wireless carrier customers, access charges related to VoIP traffic, billing disputes related to the parties, unbundled network element platform agreement, backbilling for collocation space and related disputes for fiber maintenance fees under an IRU agreement between the parties, reimbursement of third-party access charges and other issues. In addition, Qwest alleges that we improperly entered into revenue-sharing arrangements with wireless carriers in order to charge Qwest for access services provided to such carriers whose customers made 800 toll-free calls that were routed through Qwest's network. We also are seeking a declaratory judgment that we are not responsible for reimbursing Qwest for terminating access charge payments that Qwest allegedly made to rural incumbent local exchange carriers for calls that were originated by our end-user customers. Qwest claims its damages exceed $14 million, and our claims against Qwest exceed $12 million.

        On July 24, 2006, we moved to dismiss Qwest's negligent misrepresentation, conversion, trespass, fraud, fraudulent concealment and negligence counterclaims. On August 24, 2006, Qwest amended its counterclaims both by making additional factual allegations and by interposing a limited number of new legal theories. We filed a motion to dismiss Qwest's amended counterclaims on September 11, 2006. On January 16, 2007, the court dismissed the negligence and negligent misrepresentation claims. The court declined to dismiss the remaining counterclaims. We filed our response to Qwest's amended counterclaims, including the tort claims that were not dismissed on February 21, 2007. We believe that our billing was and remains consistent with industry practice, FCC regulations, our tariffs and interconnection agreements, and that we have good defenses to Qwest's counterclaims. We intend to aggressively pursue our claims against Qwest and vigorously contest the Qwest counterclaims. There can be no assurance that our business and cash reserves will not be materially adversely affected by adverse rulings by the court in this lawsuit and our loss could be as high as the total amount of damages Qwest has claimed. We believe we have an adequate reserve for this dispute based on our assessment of the likely outcome.

        We, along with a number of other telecommunications carriers, filed suit in March 2006 against AT&T Corp. in the U.S. District Court in the District of New Jersey for unpaid and underpaid access charges. We claim that AT&T deliberately disguised the nature of certain calls so that we were unable to assess and bill the applicable access charges. AT&T has asserted a counterclaim alleging that we improperly billed AT&T terminating intrastate access charges on wireless roaming traffic, a portion of which should have been billed at the lower interstate rate. We intend to pursue our claims and to contest the AT&T counterclaim vigorously. We have claimed damages totaling approximately $4.5 million before interest and late charges, and AT&T's counterclaim was for damages of approximately $0.9 million.

        Our former Chairman Clark E. McLeod, former President and Chief Executive Officer Stephen C. Gray, former Chairman and Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, Chris A. Davis, and former Chief Financial Officer, J. Lyle Patrick, whom we refer to together as the individual defendants, were defendants in a number of putative class action complaints filed in January 2002 that have been consolidated into a single complaint entitled In Re McLeodUSA Incorporated Securities Litigation C.O. 2-0001 (N. Iowa). We refer to this matter as the Iowa class action. Putative class plaintiff, New Millennium Growth Fund LLC, has also filed proofs of claim against us in our Chapter 11 case on behalf of all class claimants in the Iowa Class Action. We refer to these claims as the bankruptcy claims, and together with the Iowa class action, we refer to them as the securities claims. In February 2006, the plaintiffs and McLeodUSA Incorporated jointly filed a stipulation of dismissal, which effectively dismissed us as a defendant in the securities claims. In September 2006, the remaining parties to the Iowa class action, including the individual defendants, filed a settlement agreement with the court, which held a fairness hearing on November 29, 2006. On January 5, 2007, the court approved the settlement agreement. On January 8, 2007, the court entered an Order and Final Judgment in this matter. We have no payment or other obligations in connection with this settlement.

        We are not aware of any other material litigation against us. We are, however, party to a number of legal actions and proceedings arising from our provision and marketing of telecommunications services (including matters involving do-not-call and billing regulations), as well as certain legal actions and regulatory matters arising in the ordinary course of business. We believe that the ultimate outcome of the foregoing actions will not result in a liability that would have a material adverse effect on our financial condition or results of operations.

REGULATORY ENVIRONMENT

        Our services are subject to federal, state and local regulation. In addition to industry-specific regulation (such as FCC and state regulation of our telephone businesses), municipalities and other local government agencies regulate aspects of our business, such as use of government owned rights-of-way, construction permits, and building codes. The following description covers some of the major regulations affecting us. There are numerous other areas of regulation that materially influence our business. In addition, legislation is currently being considered in the states and in Congress that, if adopted, could substantially change the regulatory environment in a manner adverse to our ability to successfully operate our business.

Federal Regulation

        The FCC has jurisdiction over our telecommunications facilities and services to the extent they are used to provide, originate or terminate interstate or international telecommunications. The FCC also has jurisdiction over services classified as information services such as internet access services. State regulatory commissions retain jurisdiction over the same facilities and services to the extent they are used to provide, originate or terminate intrastate telecommunications services. Local governments may require us to obtain licenses, permits or franchises regulating use of public rights-of-way necessary to install and operate our networks. In addition, the licensing, construction, operation, sale and interconnection arrangements of wireless telecommunications systems are regulated to varying degrees by the FCC. Through our subsidiaries, we hold various federal and state regulatory authorizations. We often join other industry members in seeking regulatory reform at the federal and state levels to open additional telecommunications markets to competition, and to preserve existing pro-competitive conditions.

        The FCC classifies us as a non-dominant carrier, so our interstate and international rates are not subject to material federal regulation. We must offer interstate services at just and reasonable rates in a manner that is not unreasonably discriminatory, and must maintain geographically averaged interstate rates as required by federal law. We must comply with various FCC consumer protection requirements affecting the format and content of our bills, disclosure of rates and terms and conditions of service, and other matters, and are subject to various FCC reporting requirements and mandatory monetary assessments for regulatory programs. The FCC limits the charges that we and other competitive local exchange carriers can charge to long distance carriers for access services, and has a proceeding pending in which it is reviewing all types of intercarrier compensation. The FCC imposes prior approval requirements on transfers of control and assignments of radio licenses and operating authorizations and on sale of assets, including customers and discontinuation of services. The FCC has the authority to condition, modify, cancel, terminate or revoke such licenses and authorizations for failure to comply with federal laws or the rules, regulations and policies of the FCC. The FCC may also impose fines or other penalties for such violations.

Universal Service Fund

        The FCC has established a "universal service" program that is intended to ensure that affordable, quality basic telecommunications services are available to all residents of the United States. The Telecommunications Act sets forth policies and establishes certain standards in support of universal service, including that consumers in rural areas should have access to telecommunications and information services that are reasonably comparable in rates and other terms to those services provided in urban areas.

        Like other telecommunications providers, we are required to make contributions to support federal and state universal service goals. Our contribution to federal universal service support programs is assessed against our interstate and international end-user telecommunications gross revenues. The contribution factor for each of 2005 and 2006 was 10.9% of our interstate and international end-user telecommunications gross revenue. Our contribution to state universal service programs is assessed against our intrastate revenues. Although many states are likely to adopt an assessment methodology similar to the federal methodology, states are free to calculate telecommunications service provider contributions in any manner they choose as long as the process is not inconsistent with the FCC's rules. In 2006, we paid approximately $6.3 million to the federal program and approximately $5.3 million to state programs, and in 2005, we paid approximately $6.6 million to the federal program and approximately $5.7 million to state programs.

        On March 8, 2007, the Universal Service Administrative Company, which administers the federal universal service program on behalf of the FCC, completed an audit of our contributions to the federal universal service program based upon our 2005 revenues. The audit report, which is not yet final, tentatively concludes that we underreported or misclassified certain telecommunications service revenues, resulting in a contribution shortfall of approximately $4.4 million. We believe that the audit report is erroneous in some respects and we intend to seek modification of the audit findings before the report is finalized. For example, we assert that the audit did not recognize that a significant portion of allegedly underreported interstate revenues are from services sold to other carriers for incorporation into their own telecommunications services. Additionally, a significant portion of the allegedly underreported interstate revenues are associated with high capacity digital T-1 and primary rate interface services that are local in nature, and therefore, not interstate services. In each of these examples, we believe that the services are not end-user interstate services subject to universal service fee contributions. We expect the USAC to finalize its audit report during the first half of 2007. If our efforts are unsuccessful, we have the right to appeal the audit findings to the FCC. In the event that the tentative audit findings are upheld, however, we may be required to pay the contribution shortfall with respect to 2005 revenues, and we also may have additional unanticipated liabilities with respect to our 2006 and 2007 revenues. If we determine that we have additional contribution obligations, we may impose billing surcharges on our customers to recover these obligations.

Customer Privacy

        FCC rules protect the privacy of certain information about customers that communications carriers, including us, acquire in the course of providing communications services. This protected information, known as Customer Proprietary Network Information, or CPNI, includes information related to the quantity, technological configuration, type, destination and the amount of use of a communications service. The FCC's initial CPNI rules prevent a carrier from using CPNI to market certain services without the express approval of the affected customer, referred to as an opt-in approach. In July 2002, the FCC revised its opt-in rules in a manner that limits our ability to use the CPNI of our subscribers without first engaging in extensive customer service processes and record keeping. We believe that we use our subscribers' CPNI in accordance with applicable regulatory requirements. However, if a federal or state regulatory body determines that we have implemented those guidelines incorrectly, we could be subject to fines or penalties. In addition, correcting our internal customer systems and CPNI processes could generate significant administrative expenses. On April 2, 2007, the FCC released changes to its customer privacy rules that require all telecommunications carriers to adopt new safeguards to prevent unauthorized release of customer information, and impose new restrictions on the use of customer records for marketing purposes. These rules will take effect 120 days after publication in the Federal Register, which has not yet occurred. We are taking steps to modify our business practices to conform to the new rules, but we cannot assure you that these modifications will be complete by the effective date of the rules or will be fully compliant with the rules. If we were found to be in violation of the new FCC requirements, we could be subject to fines or other regulatory penalties.

Slamming

        A customer may change its preferred long distance carrier at any time. Both the FCC and some states regulate this process and require that specific procedures be followed. When these procedures are not followed, particularly if the change is unauthorized or fraudulent, the process is known as "slamming." The FCC has levied substantial fines for slamming and has increased the penalties for slamming. Although no such fines have been assessed against us, we have on occasion been unable to refute customer slamming claims and have been required to write-off charges to customers as a result.

Telemarketing

        The FCC has implemented changes to its rules for telemarketing activities by telecommunications services providers. The FCC rules require us to implement procedures to avoid calling individuals who have placed their names on a national do-not-call list, limit our use of technologies that improve the efficiency of our telemarketing efforts, limit the hours in which we may place telemarketing calls, limit the number of calls abandoned and limit the time before which individuals are connected to a salesperson. Rules such as these reduce the effectiveness of our telemarketing efforts and result in additional customer acquisition costs. Several states have adopted similar measures with unique state requirements that require us to incur additional compliance costs.

        In addition to providing services as a regulated common carrier, through our subsidiary McLeodUSA Network Services, we provide certain competitive access services as a private carrier on a substantially non-regulated basis. In general, a private carrier is one that provides service to customers on an individually negotiated contractual basis, as opposed to a common carrier that provides service to the public on the basis of generally available rates, terms and conditions.

        Some of our operations are also subject to federal and state regulatory requirements, including, in some states, bonding requirements, due to maintaining customer deposits.

State Regulation

        Our intrastate common carrier services are subject to various state laws and regulations. Most public utility commissions subject providers like us to some form of certification requirement, which requires providers to obtain authority from the state public utility commission before initiating service. In most states, we are also required to file tariffs setting forth the terms, conditions and prices for common carrier services that are classified as intrastate. We are often required to update or amend these tariffs when we adjust our rates or add new common carrier services, which may require prior regulatory approval, and are subject to various reporting and record-keeping requirements in these states. Some states impose service quality standards on our local service operations and require us to file reports showing our performance in meeting those standards.

        Certificates of authority can generally be conditioned, modified, canceled, terminated or revoked by state regulatory authorities for failure to comply with state law or the rules,

regulations and policies of state regulatory authorities. State utility commissions generally have authority to supervise telecommunications service providers in their states and to enforce state utility laws and regulations. Fines or other penalties also may be imposed for violations.

        Many states also require prior approval for transfers of control of certified carriers, corporate reorganizations, acquisitions of telecommunications operations, assignment of carrier assets, carrier stock offerings and incurrence by carriers of significant debt obligations (directly or as a guarantor) or pledges of collateral in support of such debt obligations. These requirements may increase the cost of, and delay our ability to consummate, various financing transactions including future stock and/or debt offerings, sales of all or part of our regulated businesses or acquisitions of assets to be used in our regulated businesses.

        Generally, the FCC and state utility commissions or third parties could raise issues with regard to our compliance with applicable laws or regulations that could have a material adverse effect on our business, results of operations and financial condition.

        We are subject to numerous local, state and federal taxes and regulatory fees, FCC regulatory fees and public utility commission regulatory fees. We have procedures in place to ensure that we properly collect taxes and fees from our customers and remit such taxes and fees to the appropriate entity pursuant to applicable law or regulation. If our collection procedures prove to be insufficient or if a taxing or regulatory authority determines that our remittances were inadequate, we could be required to make additional payments, which could have a material adverse effect on our business.

Local Franchises

        We are required to obtain construction permits and licenses or franchises to install and expand our fiber optic communications networks using rights-of-way. Some local governments, where we have installed or anticipate constructing networks, are proposing and enacting ordinances regulating use of rights-of-way and imposing various fees in connection with such use, including fees based on a percentage of certain revenues related to the use of the rights-of-way. In some instances, we have negotiated interim agreements to authorize installation of facilities pending resolution of the fee issue. In some markets, we are objecting to or challenging various fees as improper under state or federal law. In many markets, the traditional local telephone companies do not pay rights-of-way fees or pay fees that are substantially less than ours. We must also negotiate and enter into franchise agreements with local governments in order to operate our video services network.

Interconnection Issues

        The Telecommunications Act imposes a number of access and interconnection requirements on all local telephone companies, including competitive local exchange carriers, with additional requirements imposed on RBOCs. These requirements are intended to ensure access to certain networks under reasonable rates, terms and conditions. The FCC has adopted rules regulating the pricing of those elements of the RBOCs' network that must be made available to competitors known as unbundled network elements. The U.S. Supreme Court has upheld both the FCC's authority to adopt such pricing rules, and the specific pricing guidelines created by the FCC. A series of court decisions, however, overturned many of the FCC rules regarding which network elements must be separately made available, or unbundled, by the RBOCs for lease by competitive local exchange carriers.

Network Element Rules

        In response to earlier court orders, in August 2003, the FCC released its Triennial Review Order modifying its rules governing availability of RBOC unbundled network elements to competitive local exchange carriers. We refer to the Triennial Review Order as the TRO. In March 2004, the U.S. Court of Appeals for the District of Columbia Circuit issued a decision overturning many key elements of the TRO and remanding most of the order to the FCC for further action. The court upheld the FCC's determination that RBOCs do not have to provide unbundled access at regulated prices to newly deployed technologies based on fiber and packet-switching capabilities. The court also upheld the FCC's findings that RBOCs are not required to provide unbundled switching to competitive local exchange carriers for certain business customers. On remand, the FCC adopted revised permanent unbundling rules. The new rules eliminated access to the unbundled network elements platform; and reduced access to high capacity loops, high capacity transport, dark fiber and entrance facilities. As a result of these new rules, we are no longer able to obtain high capacity loop unbundled network elements at regulated prices in 17 wire center serving areas within our 20-state local footprint, and have had to replace these loops with special access services or facilities leased from third parties. In June 2006, the Court of Appeals affirmed the FCC's revised unbundling rules. There can be no assurance that our business will not be materially adversely affected by the revised unbundling rules, future changes in the unbundling rules, new legislation passed in response to the unbundling rules or any court decisions relating to the unbundling rules.

        In September 2003, the FCC issued a proposed rulemaking to review the methodology used to determine the prices charged to competitive carriers for unbundled network elements. A change in pricing methodology that materially increases unbundled network element prices would increase our costs and could have a material adverse effect on our ability to compete. The FCC has taken no further action to date in this proceeding.

        In October 2004, the FCC released an order that extends unbundling relief to the RBOCs for mass market fiber-to-the-curb loops with fiber that is within 500 feet of the premises. The FCC also clarified that RBOCs are not required to add time-division multiplexing capabilities into new packetized transmission facilities. We and other competitive local exchange carriers filed a petition for reconsideration of the decision. The petition is currently pending. If the FCC's order is not modified, it could limit our access to mass market customers and have a material adverse effect on our ability to compete.

        Under Section 271 of the Telecommunications Act, RBOCs are required to provide us access to network elements that do not qualify as unbundled network elements at just and reasonable prices. The FCC has not yet determined what methodology will be used to judge whether prices for these network elements are just and reasonable, or whether these pricing decisions will be made by the FCC or by state commissions. Currently, two cases are pending before the U.S. Court of Appeals for the First Circuit that raise the issue of whether state commissions may regulate the prices for network elements under Section 271, but we cannot predict the outcome of these cases or the potential impacts on our business.

        In October 2004, the FCC voted to eliminate any independent unbundling obligation under Section 271 for any broadband unbundled network element that has been relieved from unbundling under Section 251 of the Telecommunications Act. Such relief could limit our access to customers and have a materially adverse effect on our ability to compete.

Forbearance Petitions

        In September 2005, the FCC agreed, at Qwest's request, to forebear from applying its unbundling rules to Qwest in certain wire centers in the Omaha, Nebraska market. The FCC based its decision on its determination that Qwest was no longer the dominant provider in the market due to the existence of a cable company that had substantially built its own loop facilities in several wire centers and had attained a sizeable market share of local exchange service customers. The decision to forebear from applying the unbundling rules in these wire centers means that Qwest does not have to provide competitive providers, such as us, access to unbundled loops at prices based on the FCC's TELRIC rules. Elimination of access to unbundled network elements at TELRIC prices could materially increase network element cost resulting from increased prices for such elements on a commercial basis and could adversely affect our ability to compete. A federal Court of Appeals upheld the FCC's forbearance decision in March 2007.

        On April 27, 2007, Qwest petitioned the FCC for forbearance of its obligation to offer unbundled network elements in the Denver, Minneapolis, Seattle and Phoenix metropolitan areas. We intend to oppose these petitions vigorously, but we can offer no assurance as to the outcome of this proceeding. If Qwest's petitions are granted, we would no longer be able to obtain unbundled network elements at regulated prices in these metropolitan areas. Although we likely would be able to purchase other transmission services from Qwest to obtain access to our customers in these areas, our experience in Omaha suggests that the prices of these services may be excessive and may make it uneconomical to continue offering some of our services in these markets. Under federal law, Qwest's petitions will be "deemed granted" unless the FCC denies them no later than July 27, 2008.

        Although it does not involve us, ACS Anchorage, Inc. similarly petitioned the FCC for forbearance from application of unbundling rules due to loss of market share and the existence of a cable company that had built its own loop facilities in Anchorage, Alaska. In December 2006, the FCC granted ACS limited forbearance in five of 11 central offices. Verizon has filed six separate forbearance petitions in markets outside our local footprint that the FCC must rule on before year-end 2007. It is possible that similar petitions may be brought by RBOCs in other markets that we serve. As part of its application for approval of its merger with Bell South, AT&T has committed that it will not file or give effect to any forbearance from its obligations to provide unbundled loops and transport facilities for 42 months from the date of its merger closure in December 2006. However, Qwest has made no commitment to refrain from filing future forbearance petitions. There can be no assurance that our business or financial condition will not be materially adversely affected if TELRIC unbundling rules are held to be inapplicable in material portions of our markets.

Broadband Deregulation

        In June 2005, the U.S. Supreme Court affirmed, in National Cable and Telecom Association vs. Brand X Internet Services, the FCC's 2002 ruling that cable modem service is a non-regulated Title I information service. Consequently, cable companies do not have to unbundle their cable network or incur any resale obligations of their broadband service. In September 2005, the FCC extended similar regulatory relief to RBOCs' retail DSL service. It classified broadband internet access service as an information service rather than a telecommunications service because it involves more than pure transmission of a signal. However, the FCC stated that its order does not affect RBOCs' obligations to provide unbundled network elements. The FCC stated that the regulatory status of a service provided by an RBOC over a an unbundled network element was not dispositive of its unbundled network element obligations. Rather, with respect to regulatory classification, it is the use of the unbundled network element by the competitive local exchange carrier that determines eligibility.

        In March 2006, the FCC, by failing to act on Verizon's petition for forbearance, allowed the deregulation of certain broadband services, not bundled with internet access, provided by Verizon to enterprise customers to occur by operation of law. The forbearance relieves Verizon of its common carrier obligations, including its obligations not to discriminate among customers and to charge just and reasonable rates for these broadband products, similar to the relief previously granted by the FCC for retail DSL service bundled with internet access. Although the forbearance does not appear to apply to time-division multiplexing-based special access services (traditional DS-1 and DS-3 services that will continue to be regulated), we are not able at this time to ascertain all of the potential impacts of this deregulation on our business. Because of the way the forbearance occurred, the other RBOCs did not receive the same relief at this time. AT&T and Qwest have each filed forbearance petitions with the FCC seeking comparable relief. We and other competitive local exchange carriers have appealed the FCC approach. There can be no assurance that our business or financial condition will not be materially adversely affected if such forbearance is granted (through FCC action or through its failure to act) in material portions of our markets.

Access Charges and Inter-Carrier Compensation

        In April 2001, the FCC released an order in which it established that competitive local exchange carriers' interstate access charges would be presumed reasonable, and may be imposed by tariff on long distance carriers, if they do not exceed the interstate access charges of the incumbent local carrier serving the same location. In May of 2004, the FCC announced in addition that where the competitive local exchange carrier did not directly serve the end-user, the competitive local exchange carrier's interstate access charge could be no more than the rate charged by the RBOC for the same functionality. The FCC order stated its new rule limiting competitive local exchange carrier interstate access charges was to be applied on a prospective basis. We filed tariff changes to implement the FCC's new rule. The FCC's order also provided that, under its prior rules, it would not have been unreasonable for a competitive local exchange carrier to charge an long distance carrier for those services at the higher benchmark rate, as long as the charge was supported by its tariff. Some long distance carriers, including Qwest, MCI and Sprint, disputed our access charges and withheld payment of billed access charges for wireless originated toll-free calls and have also withheld payments due to us for other charges to recoup what they deemed unlawful payments under the FCC's rules. We have settled our disputes with MCI and Sprint. We settled our dispute with Qwest through June 2004. In May 2005, Qwest began disputing interstate access charges related to wireless originated 800 toll-free calls and again began withholding disputed amounts it claims are unlawful. We filed an action against Qwest in March 2006, described in more detail in "Legal Proceedings" beginning on page 74, which in part seeks to require Qwest to pay for such services.

        The FCC has an open docket proposing to reform all forms of intercarrier compensation, which has been pending since 2001. In 2005, the National Association of Utility Regulatory Commissions, created an Intercarrier Compensation Task Force consisting of a number of state commissions and stakeholders from various sectors of the telecommunications industry. The task force has produced a proposal named the "Missoula plan" that was filed with the FCC in July 2006. The FCC promptly asked interested parties to comment on the Missoula plan in its intercarrier compensation docket. A final decision by the FCC is expected no earlier than the second quarter of 2007. If the Missoula plan were adopted as proposed, we would see a significant reduction in access revenues and increased costs of interconnection after the plan is fully implemented over a proposed three-year period, which could have a material adverse effect on us. However, we cannot predict whether the FCC will approve all, or any portion, of the Missoula proposal.

Internet Telephony Issues

        In October 2002, AT&T filed a petition for declaratory ruling with the FCC with respect to phone-to-phone IP telephony. The petition requested that the FCC declare that such services are exempt from the intercarrier compensation, or access charges, applicable to circuit-switched inter-exchange calls and that it is lawful to provide such service through local end-user services. In April 2004, the FCC denied AT&T's Petition, finding that AT&T's specific service offering is a telecommunications service; and (2) that access charges apply to the service. The FCC found that AT&T's offering involved an interexchange service that: (1) uses ordinary customer premises equipment with no enhanced functionality; (2) originates and terminates on the public switched telephone network; and (3) undergoes no net protocol conversion and provides no enhanced functionality to end-users due to the provider's use of IP technology.

        Pulver.com filed a petition in February 2003 for declaratory ruling that asked the FCC to determine whether computer-to-computer calls over the internet constituted a "telecommunications service" subject to access charges. In February 2004, the FCC held that Pulver.com's service is neither telecommunications nor a telecommunications service. The FCC determined that because Pulver.com's peer-to-peer IP communications service does not offer or provide a transmission service, it is not offering "telecommunications" as defined under the Telecommunications Act. The FCC ruled that the service could not be classified as a "telecommunications service" under the Telecommunications Act because it is a free service not offered to the public for a fee. The FCC also decided to classify Pulver.com's service as an information service and intends to preempt state regulation of that service.

        In September 2003, Vonage filed a petition with the FCC requesting a declaration that its offerings, which originate on a broadband network in IP format and terminate on the public switched telephone network, or vice versa, are interstate information services not subject to state regulation under the Telecommunications Act and existing FCC rules. In November 2004, the FCC adopted an order ruling that Vonage's service was an interstate service not subject to state regulation. The FCC did not rule whether the service was a telecommunications service or an information service under the Telecommunications Act.

        In February 2004, SBC filed two petitions with the FCC relating to IP communications. The first requests a declaratory ruling that all services offered on an IP platform are interstate information services, not telecommunications services, and that they are immune from state regulation as a result. The second requests that the FCC forbear from applying certain common carrier regulation to services offered on IP platforms. The FCC denied the second petition on the grounds that SBC did not identify the rules from which it sought forbearance; however, in June 2006, a federal appeals court remanded this decision to the FCC for further consideration and explanation. We cannot predict the outcome of these proceedings or other FCC or state proceedings that may affect our operations or impose additional requirements, regulations or charges upon our provision of internet access and related IP-based telephony services and could impact the terms and conditions under which we offer VoIP products and services.

        The FCC issued in March 2004 a proposed rulemaking on "IP-enabled communications," which includes VoIP. The proposal asks broad questions regarding the regulatory classifications of various "IP-enabled" services, including different VoIP services; the access charge and other intercarrier compensation implications; the universal service implications; and the other social policy implications such as law enforcement, disability and emergency 911 service issues and suggests, as a general proposition, the economic regulation of various IP-enabled services should be kept to a minimum. To date the FCC has ruled that interconnected providers of two-way VoIP services are required to provide E911 capabilities to their customers, are required to implement technical capabilities to facilitate interception and monitoring of communications by authorized law enforcement agencies pursuant to CALEA, and are required to contribute to the federal Universal Service Fund on the basis of their gross end-user revenues. We have filed reports with the FCC confirming our compliance with the E911 requirement and advising of our expectation that we will be CALEA-compliant as of the May 14, 2007 regulatory deadline.

Special Access

        In January 2005, the FCC issued an NPRM on special access pricing for services offered by RBOCs. The NPRM will re-examine the FCC's pricing flexibility rules on special access and consider whether new categories of special services should be established. For those markets where access to unbundled high capacity circuits has been eliminated, the pricing structure of special access circuits will impact the feasibility of using special access services to serve customers.

Merger Issues

        In October 2005, the FCC approved the SBC-AT&T and Verizon-MCI mergers, subject to certain conditions. The merger conditions, which the FCC set out in two separate orders issued in November 2005, include: (1) the RBOCs are prohibited from affirmatively seeking any increase in state-approved rates for unbundled network elements for a period of two years from the respective merger closing dates; (2) the RBOCs shall not raise rates for DS1 and DS3 private line service provided by AT&T and MCI for a period of 30 months from the respective merger closing dates; (3) the RBOCs shall not increase their interstate access rates for a period of 30 months following the respective merger closing dates; (4) for a period of 30 months following the merger closing dates, the RBOCs will not provide special access offerings to their wireline affiliates that are not available to other similarly situated special access customers on the same terms and conditions; and (5) within 12 months of the respective merger closing dates, the RBOCs will offer "standalone" asynchronous digital subscriber line service throughout their regions for two years. The mergers of AT&T with SBC and Verizon with MCI have effectively eliminated the two largest competitive local exchange carriers in the United States, each of which was a strong voice in federal and state lobbying related to telecommunications matters. These mergers will place an increased demand on our resources and employees for lobbying and other regulatory matters and there can be no assurances that our efforts will prove effective.

        In December 2006, the FCC approved the AT&T-BellSouth merger, after AT&T voluntarily entered into certain merger-related commitments. Among other things, AT&T committed that, for 42 months after the merger closing date, it will not seek to increase its prices for unbundled loop and transport elements provided to competitive local exchange carriers, and it will not request or implement any forbearance from its obligation to provide loop and transport unbundled network elements at regulated prices. It also committed not to increase its prices for interstate special access services for 48 months after the merger closing date, and agreed to renew existing interconnection agreements with competitive local exchange carriers under certain conditions.

Other Matters

        In March 2007, the Missouri Public Service Commission notified us that it had not received any remittance of deaf fund surcharges that we are directed to charge our customers. These surcharges have been authorized since at least 1998 when a company that we acquired began to offer local service in Missouri. If we collected this money from customers but failed to remit the amounts collected, we may be required to contribute up to $268,000 in unpaid deaf fund surcharges to the State of Missouri.

        Regulations applicable to our business are subject to the political process and have changed repeatedly over the past decade. Further material changes in the law and regulatory requirements must be anticipated, including those with respect to our continued access to RBOC network elements and facilities that are necessary for us to provide services to our customers and affect the prices of these services. There can be no assurance that our business will not be adversely affected by future legislation, new regulation or deregulation, or by court decisions.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our executive officers and directors, including their ages, as of December 31, 2006:

Name	Age	Position
Executive Officers
Royce J. Holland	58	President, Chief Executive Officer and Director
Joseph H. Ceryanec	45	Chief Financial Officer
Richard J. Buyens	50	Executive Vice President—Sales
Christopher W. MacFarland	34	Group Vice President—Chief Technology Officer
John M. Dumbleton	39	Group Vice President—Wholesale Services and Indirect Channels
J. Christopher Ryan	47	Group Vice President—Customer Services and IT
Michael F. Edl	53	Group Vice President—Network Operations
Bernard L. Zuroff	51	Group Vice President—General Counsel and Secretary
Other Directors
John H. Bonde	61	Director(1)
Donald C. Campion	58	Director(2)
Eugene I. Davis	51	Chairman of the Board of Directors(2)(3)
John D. McEvoy	44	Director(1)(3)
Alex Stadler	56	Director(2)
D. Craig Young	53	Director(1)(3)

(1)
Member of our Compensation Committee.

(2)
Member of our Audit Committee.

(3)
Member of Nominating and Corporate Governance Committee.

        Royce J. Holland has served as our President and Chief Executive Officer and on our board of directors since January 2006. Since January 2004, Mr. Holland has served as a director of Masergy Communications, Inc., a privately-owned global telecommunications carrier. In October 2005, Mr. Holland became Masergy's executive chairman, and prior to joining us, Mr. Holland resigned as Masergy's executive chairman and now serves as non-executive chairman of its board of directors. Mr. Holland was co-founder, chairman and chief executive officer of Allegiance Telecom, Inc., an integrated telecommunications services provider active in 36 major metropolitan U.S. areas, from 1997 until Allegiance was acquired by XO Communications, Inc. in 2004. In May 2003, Allegiance Telecom filed a voluntary petition for reorganization under Chapter 11. Mr. Holland was a co-founder of MFS Communications Company, Inc., one of the country's first competitive access providers, and served on its board of directors from 1988 to 1996. He served as president; chief operating officer and a director of MFS from 1990 to 1996.

        Joseph H. Ceryanec has served as our Chief Financial Officer since February 2006, following his appointment as Acting Chief Financial Officer in August 2005. Since January 2004, he has served as a Group Vice President, Treasurer and Controller. Mr. Ceryanec served as our Vice President of Finance, Treasurer and Controller from 1996 until 2004. From 1993 until 1996, Mr. Ceryanec was chief financial officer and treasurer of Met-Coil Systems Corporation, a metal fabricating systems company. Prior to joining Met-Coil, he was a senior manager with Ernst & Young. Mr. Ceryanec is a certified public accountant.

        Richard J. Buyens has served as our Executive Vice President—Sales since October 2003. From 2001 until 2003, Mr. Buyens served as president—global services at Ptek Holdings, a provider of multimedia messaging and conferencing services. From 1999 through 2001, he served as senior vice president—sales at Intermedia Communications, a data and voice communications services provider. From 1980 to 1998, he held various sales, marketing and finance positions at AT&T.

        Christopher W. MacFarland has served as our Group Vice President and Chief Technology Officer since March 2006. From 2004 to 2006, Mr. MacFarland was global vice president of operations for BroadSoft, a leading provider of VoIP applications software to carriers. From 1998 until its 2004 acquisition by XO Communications, Inc, he served in various management roles at Allegiance Telecom, Inc., most recently as senior vice president and chief technology officer. In May 2003, Allegiance Telecom filed a voluntary petition for reorganization under Chapter 11. From 1996 to 1998, Mr. MacFarland held various management roles with Verio, an internet service provider and web hosting company, and its subsidiaries. Mr. MacFarland currently serves on the board of directors of MobilePro Corporation, a wireless technology and broadband telecommunications company.

        John M. Dumbleton has served as our Group Vice President—Wholesale Services and Indirect Channels since March 2006. From June 2004 to January 2005, Mr. Dumbleton was a consultant to the Allegiance Telecom Liquidating Trust, and from January 2005 to January 2006, he was executive vice president—sales and business development, for MobilePro Corporation, a wireless technology and broadband telecommunications company. From 1998 until 2004, Mr. Dumbleton served as Allegiance Telecom's senior vice president, wholesale services and alternate channels. In May 2003, Allegiance Telecom filed a voluntary petition for reorganization under Chapter 11. From 1992 to 1998, Mr. Dumbleton held various sales and management roles at MCI Communications.

        J. Christopher Ryan has served as our Group Vice President—Customer Service and IT since April 2006. From 2001 to April 2006, he served as our Group Vice President—Service Delivery. From October 2000 until September 2001, Mr. Ryan served as our Chief Technology Officer. From 1999 to 2000, Mr. Ryan served as executive vice president of operations for Orillion Corporation, a developer of next generation operations support systems for telecommunications providers. From 1987 to 1999, Mr. Ryan served in various management and executive roles at WorldCom (formerly Wiltel).

        Michael F. Edl has served as our Group Vice President—Network Operations since August 1999. From 1996 to 1999, Mr. Edl served as vice president of network services for TDS Telecom, which consisted of 107 local independent telephone companies in 28 states serving predominantly rural areas. From 1980 to 1996, Mr. Edl held a variety of management positions in the engineering, network management and network operations departments at MCI.

        Bernard L. Zuroff has served as our General Counsel, Group Vice President and Secretary since August 2006. From October 2004 to August 2006, Mr. Zuroff was an independent consultant in the telecommunications industry. From 2000 until 2004, he had served as general counsel, executive vice president and secretary to ICG Communications Inc., which was a competitive local exchange carrier. Mr. Zuroff has practiced law for more than 23 years in both private practice and as corporate in-house counsel, and he has more than nine years of experience in the telecommunications industry.

        John H. Bonde has served on our board of directors since January 2006. Since January 2006, he has served as chief executive officer of BondeGroup, a management consulting firm. From March 2005 until December 2005, he served as an executive vice president of CSG Systems International Inc., a customer relations management and billing software provider, and president of its GSS Division. From January 2005 to March 2005, Mr. Bonde served as president and chief operating officer of CSG Systems. From 2003 to 2004, Mr. Bonde was chief executive officer of Centerpost Corporation, a leading provider of multi-channel automated communications solutions. From 2001 to 2002, Mr. Bonde served as chief operating officer of JD Edwards, an enterprise software provider, from June 2000 to December 2000, he served as chief executive officer and president of Tachyon Networks Incorporated, a satellite communications company, and from 1989 until 1998, he held various positions with BellSouth Cellular. Mr. Bonde is chairman of the board of directors of Birch Telecom, Inc., an alternative provider of local telephone service in the Midwest.

        Donald C. Campion has served on our board of directors since January 2006. Since 2004, Mr. Campion has also served as a director of Haynes International, Inc., a developer and producer of nickel and cobalt based alloys, and since 2005, he has served as a director of Catuity, Inc., a provider of loyalty management and gift card processing for retail markets. From 2003 to 2004, Mr. Campion served as chief financial officer of VeriFone Holdings, Inc., a payment solutions provider. From 2000 to 2002, Mr. Campion served as executive vice president and chief financial officer of Special Devices Incorporated, a manufacturer of pyrotechnic devices for the aerospace and automotive industries, and from 1999 to 2000 he served executive vice president and chief financial officer of Cambridge Industries Incorporated, a supplier of plastic automotive components. From 1997 to 1999, Mr. Campion served as senior vice president and chief financial officer at Oxford Automotive, Inc., a provider of welded metal assemblies to the automotive industry, and prior to 1997, he spent 27 years in various positions at General Motors Corporation and its affiliated companies.

        Eugene I. Davis has served as our Chairman since January 2006. Since 1999, Mr. Davis has served as the chairman and chief executive officer of PIRINATE Consulting Group, LLC, a turn-around and corporate consulting firm. From 2001 to 2003, Mr. Davis was the chairman and chief executive officer of RBX Industries, Inc., a manufacturer and distributor of foam products, and he served as its restructuring officer from January 2001 to September 2001. Since April 2001, Mr. Davis has served on the CFN Liquidating Trust Committee for the former Contifinancial Corporation and its affiliates. Mr. Davis currently serves on the boards of directors of Atlas Air Worldwide Holdings, Inc., a global air cargo service provider, Knology Broadband, Inc., a provider of interactive communications and entertainment services in the southeast United States, American Commercial Lines Inc., a marine transportation company, PRG Schultz International Inc., a recovery auditing firm, and Silicon Graphics, Inc., a high performance computing firm. From August 2004 to February 2005, Mr. Davis served as chairman of High Voltage Engineering Corporation, which filed a voluntary petition for reorganization under Chapter 11 in February 2005.

        John D. McEvoy has served on our board of directors since January 2006. Since 2004, Mr. McEvoy has been a partner with Wayzata Investment Partners LLC and its predecessor, a global alternative investment management company. From 2000 to 2003, Mr. McEvoy was a managing director and London group head of Lehman Brothers Communication Fund. From 1994 to 2000, Mr. McEvoy was a principal and partner at Soros Fund Management.

        Alex Stadler has served on our board of directors since January 2006, and he is a member of our Audit Committee. Since 2002, Mr. Stadler has pursued private interests. From 1999 until 2002, he served as chief executive officer of Riodata Group, a data services carrier specializing in private network and internet access and connectivity for medium-sized companies. From 1997 until 1998, Mr. Stadler served as chief operating officer of Otelo Communications, a competitive local exchange carrier, and from 1996 to 1997, he was chief executive officer of RWE Telliance AG, a German telecommunications company. From 1985 to

1996, Mr. Stadler served in a variety of senior management positions at GTE Corporation's cellular and telephone subsidiaries, and as GTE's head of mergers and acquisitions.

        D. Craig Young has served on our board of directors since January 2006. Since June 2004, Mr. Young has served as chairman and chief executive officer of MegaPath, Inc., which was formerly known as Netifice Communications Inc., a VPN solutions and managed IP services provider. From 2000 to 2003, he served as vice chairman and director of AT&T Canada, and from 1999 to 2001, he served as vice chairman and president of AT&T Canada. From 1998 until its 1999 merger with AT&T Canada, Mr. Young was president and chief executive officer of MetroNet Communication Corp., Canada's largest facilities-based competitive local exchange carrier. From 1995 to 1998, Mr. Young served as president and chief operating officer of Brooks Fiber Properties Inc., a competitive local exchange carrier.

Board of Directors

        The current members of our board of directors, other than Mr. Holland, were selected by an informal steering committee consisting of six of our pre-bankruptcy petition lenders, including representatives of Fidelity, Wayzata, Jefferies and JPMorgan, as part of our plan of reorganization.

        Mr. Holland was appointed to our board upon his election as our Chief Executive Officer in January 2006. Our plan of reorganization provided that our directors would serve for an initial term of two years, or until January 6, 2008.

        Our board of directors has determined that none of Messrs. Bonde, Campion, Davis, McEvoy, Stadler or Young has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an independent director, as such term is defined by the listing standards of The Nasdaq Stock Market. In reaching such determination, our board considered, among other factors, the transactions described under "Related Party Transactions" and the stock holdings of the private equity funds with which Mr. McEvoy is affiliated.

Board Committees

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee operates under a charter that has been approved by our board of directors. Following this offering, current copies of each committee's charter will be posted on the Corporate Governance page in the Investor Relations section of our website, which is located at www.mcleodusa.com. Our board has determined that all of the members of each of our board's three standing committees are independent as defined under the rules of The Nasdaq Stock Market, including, in the case of all members of the audit committee, the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934.

        Audit Committee.    The members of our audit committee are Messrs. Campion, Davis and Stadler. Mr. Campion is the chair of the committee. Our audit committee's responsibilities include:

  •
  appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

  •
  overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from our independent registered public accounting firm;

  •
  reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

  •
  coordinating our board of directors' oversight of internal control over financial reporting, disclosure controls and procedures and our code of business conduct and ethics;

  •
  establishing procedures for the receipt and retention of accounting related complaints and concerns;

  •
  meeting independently with our independent registered public accounting firm and management; and

  •
  preparing the audit committee report required by the rules of the SEC.

        All audit services and all non-audit services, other than de minimus non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

        Our board of directors has determined that each member of the audit committee meets the independence requirements set forth in applicable SEC rules and regulations, and that Mr. Campion is an audit committee financial expert under the definition prescribed by the SEC.

        Compensation Committee.    The members of our compensation committee are Messrs. Bonde, McEvoy and Young. Mr. Bonde is the chair of the committee. Our compensation committee's responsibilities include:

  •
  reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our chief executive officer and our other executive officers;

  •
  overseeing an evaluation of our senior executives;

  •
  overseeing and administering our cash and equity incentive plans; and

  •
  reviewing and making recommendations to our board with respect to director compensation.

        Nominating and Corporate Governance Committee.    The members of our nominating and corporate governance committee are Messrs. Davis, McEvoy and Young. Mr. Davis is the chair of the committee. Our nominating and corporate governance committee's responsibilities include:

  •
  recommending to the board of directors the persons to be nominated for election as directors or to fill vacancies on the board of directors, and to be appointed to each of the board's committees;

  •
  overseeing an annual review by the board of directors with respect to management succession planning;

  •
  developing and recommending to the board of directors corporate governance principles and guidelines; and

  •
  overseeing periodic evaluations of the board of directors.

Policy on Stockholder Rights Plans

        Our board of directors has adopted a policy, which it may change at any time, that it will not adopt a stockholder rights plan, also known as a "poison pill" plan, except for a plan that:

  •
  is approved by a majority of the independent directors and a committee of independent directors that has evaluated any offers to acquire McLeodUSA;

  •
  exempts any stockholder holding less than 20% of our outstanding common stock, and

  •
  expires three years after adoption unless approved by the holders of a majority of the then outstanding shares of common stock.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or its compensation committee. None of the current members of the compensation committee of our board has ever been one of our employees.

COMPENSATION DISCUSSION AND ANALYSIS

Objectives and Philosophy of Our Executive Compensation Programs

        The primary objectives of our executive compensation programs are to:

  •
  attract, retain and motivate talented and dedicated executive officers;

  •
  ensure executive compensation is aligned with our corporate strategies and business objectives;

  •
  promote the achievement of key strategic and financial performance measures by linking short- and long-term cash and equity incentives to the achievement of measurable corporate and individual performance goals; and

  •
  align executives' incentives with the creation of stockholder value.

        To achieve these objectives, the compensation committee evaluates individual executive performance with a goal of setting compensation at levels the committee believes are comparable with executives in other companies of similar size and stage of development operating in the communications industry while taking into account our relative performance and our own strategic goals. In addition, our executive compensation program ties a substantial portion of each executive's overall compensation to financial and operational goals such as EBITDA, cash flow, revenue, churn and network performance. We also provide a portion of our executive compensation in the form of stock options and restricted stock grants that vest over time, which we believe helps to retain our executives and aligns their interests with those of our stockholders by allowing them to participate in the longer term success of our company as reflected in stock price appreciation.

    Overview of our Executive Compensation Process

        The compensation committee of our board of directors oversees and administers our executive compensation program. In this role, the compensation committee reviews and approves annually all compensation decisions relating to our named executive officers.

        In making compensation decisions, the compensation committee compares our executive compensation against that paid by a peer group of publicly traded companies in the communications industry developed by Towers Perrin. This peer group, which is periodically reviewed and updated by the committee, consists of companies the committee believes are generally comparable to our company and against which the committee believes we compete for executive talent. The companies included in this peer group are Pac-West Telecomm, Cbeyond, Eschelon Telecom, US LEC, ITC^DeltaCom, Time Warner Telecom, Broadwing, Cincinnati Bell, XO Communications, Level 3 Communications, Integra Telecom and Mpower Communications.

        We compete with many other companies for executive personnel. Accordingly, the compensation committee generally targets overall compensation for executives near the median of compensation paid to similarly situated executives of the companies in the peer group. Variations to this general target may occur as dictated by the experience level of the individual and market factors.

    Components of our Executive Compensation Program

        The primary elements of our executive compensation program are:

  •
  base salary;

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  annual performance-based cash bonuses;

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  stock options and restricted stock awards;

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  insurance, retirement and other employee benefits; and

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  severance and change-of-control benefits.

        We do not have any formal or informal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, the compensation committee, after reviewing information provided by Towers Perrin, determines subjectively what it believes to be the appropriate level and mix of the various compensation components.

        Base Salary.    Base salary is used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our executives. When establishing base salaries, the compensation committee considers the compensation paid by other companies with which we believe we compete for executives, as well as a variety of other factors, including the seniority of the individual, the level of the individual's responsibility, the ability to replace the individual, the base salary of the individual at his or her prior employment, if applicable, and the number of well qualified candidates to assume the individual's role. Generally, we believe that executive base salaries should be targeted near the median of the range of salaries for executives in similar positions at comparable companies. The minimum base salary of Royce J. Holland, our Chief Executive Officer, is mandated by our employment agreement with him.

        Base salaries are reviewed annually by our compensation committee. For 2007, this review occurred in the fourth quarter of 2006 but did not result in any significant increases for individuals, groups or new hires.

        Annual Performance-Based Cash Bonus.    We have an annual performance-based cash bonus plan for our executives. The annual performance-based cash bonuses are intended to compensate for the achievement of company financial and operational goals and individual performance objectives. Amounts payable under the annual performance-based cash bonus plan are calculated as a percentage of the applicable executive's base salary, with higher ranked executives typically being compensated at a higher percentage of base salary. The corporate targets for our executive officers account for 70% of the bonus analysis and the individual objectives account for 30%. The corporate targets conform to the financial metrics contained in our annual budget adopted by the board of directors relating to EBITDA and cash flow targets and churn for T-1 products. Individual objectives are necessarily tied to the particular area of expertise of the employee and their performance in attaining those objectives relative to external forces, internal resources utilized and overall individual effort. The compensation committee approves the company's financial and operational goals, the weighting of the various goals and the formula for determining potential bonus amounts based on achievement of those goals.

        The compensation committee works with our chief executive officer to develop corporate goals that they believe can be reasonably achieved with hard work over the next year.

        The target bonus awards for 2006 were 100% of base salary for Mr. Holland and 50% of base salary for our other named executive officers. For actual 2006 bonus awards under our annual performance-based cash bonus plan, see the "Summary Compensation Table" below.

        Stock Option and Restricted Stock Awards.    Our equity award program is the primary vehicle for offering long-term incentives to our executives. We believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, the vesting feature of our equity grants should further our goal of executive retention because this feature provides an incentive to our executives to remain in our employ during the vesting period. In determining the size of equity grants to our executives, our compensation committee considers comparative share ownership of executives in our compensation peer group, our company-level performance, the applicable executive's performance, the amount of equity previously awarded to the executive, the vesting of such awards and the recommendations of management and Towers Perrin.

        We typically make an initial equity award of stock options to new executives and subsequent periodic grants as part of our overall compensation program. All grants of options and restricted stock to our executives are approved by the compensation committee.

        Equity grant decisions for 2006 were based on the level of option awards granted to our executive officers prior to our bankruptcy. The aggregate amount of an executive officer's prior option awards, if any, were used as a baseline in determining option awards to such executive officer under our 2006 plan.

        Our equity awards typically take the form of stock options. The compensation committee reviews all components of the executive's compensation when determining equity awards to ensure that an executive's total compensation conforms to our overall philosophy and objectives. We intend that the annual aggregate value of these awards for senior executives will be near median levels, and our equity awards as a whole will be in the bottom quartile for companies in our compensation peer group.

        Typically, the stock options granted to our executives vest at a rate of 25% on the date of grant and 25% per year thereafter over the first three years of the option term. The options granted to Mr. Holland vest at a rate of 30% on the date of grant, 30% on January 1, 2007, 30% on January 1, 2008 and 10% on January 1, 2009. Vesting and exercise rights cease shortly following termination of employment except in the case of death or disability. For some of our executive officers, if their employment terminates prior to the first anniversary of their option grant date, both the exercisable and unexercisable portion of all options will terminate immediately and may not be exercised. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents. We set the exercise price of all stock options to equal the fair market value of our common stock. We have provided more detail under the caption "—2006 Omnibus Equity Plan" below.

        In 2006, we awarded 750,000 shares of restricted stock to Mr. Holland. For more detail, see "—Employment Agreements" below.

        We do not have any equity ownership guidelines for our executives.

        Benefits and Other Compensation.    We maintain broad-based benefits that are provided to all employees, including health and dental insurance, life and disability insurance and a 401(k) plan. Executives are eligible to participate in all of our employee benefit plans, in each case on the same basis as other employees. We do not offer a 401(k) matching program.

        In particular circumstances, we will assist with relocation expenses to create additional incentive for an executive to join our company in a position where there is high market demand. Additionally, Mr. MacFarland received a signing bonus during 2006.

        Severance and Change-of-Control Benefits.    Pursuant to Mr. Holland's employment agreement and the executive severance agreements we have entered into with certain of our executive officers, including Messrs. Ceryanec, Buyens, Ryan and MacFarland, they are entitled to specified benefits in the event of the termination of their employment under specified circumstances including, in the case of Mr. Holland, termination following a change in control. In addition, certain of our executive officers, including Messrs. Ceryanec, Buyens and Ryan, participate in our Employment Security Severance Plan, which provides severance benefits in the event of a termination of employment in certain circumstances. Benefits under this severance plan will not be required to be provided related to any termination that occurs after July 6, 2007. We have provided more detailed information about these severance and change in control benefits under the caption "—Potential Payments upon Termination or Change of Control" below. These severance benefits are intended to mitigate some of the risk that our executive officers may bear in working for a developing company such as ours.

Tax Considerations

        Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We periodically review the potential consequences of Section 162(m) and we generally intend to structure the performance-based portion of our executive compensation, where feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, the compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Executive Compensation Tables

    Summary Compensation Table

        The following table contains information about compensation earned during the fiscal year ended December 31, 2006 by our chief executive officer, our chief financial officer and our five other most highly compensated executive officers. We refer to these executive officers as our named executive officers.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Royce J. Holland Chief Executive Officer	2006	$480,769		—	$857,809	$2,131,920	$462,000	—	—		$3,932,498
Joseph H. Ceryanec Chief Financial Officer	2006	$250,000	(4)	—	—	$119,238	$123,000	—	—		$492,238
Richard J. Buyens Executive Vice President—Sales	2006	$350,000		—	—	$158,954	$168,000	—	$16,505	(5)	$693,459
Andreas Papanicolaou Executive Vice President—Network Services(6)	2006	$34,615		—	—	—	—	—	$553,846	(7)	$588,461
Gregory Crosby Group Vice President—Marketing(8)	2006	$167,211		—	—	$59,619	—	—	$332,288	(9)	$559,118
J. Christopher Ryan Group Vice President—Customer Service and Information Technology	2006	$235,834		—	—	$129,175	$120,000	—	—		$485,009
Christopher W. MacFarland Group Vice President—Chief Technology Officer	2006	$193,846		$40,000	—	$119,238	$101,000	—	—		$454,084

(1)
Amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R), of awards pursuant to the 2006 Omnibus Equity Plan. Assumptions used in the calculation of these amounts are included in footnote 1 to our audited financial statements for the fiscal year ended December 31, 2006, which accompany this prospectus.

(2)
Amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R), of awards pursuant to the 2006 Omnibus Equity Plan. Assumptions used in the calculation of these amounts are included in footnote 1 to our audited financial statements for the fiscal year ended December 31, 2006, which accompany this prospectus.

(3)
Amounts in this column reflect the cash awards to the named individuals under our bonus plan, which is discussed in further detail under the heading "—Annual Performance-Based Cash Bonus" above.

(4)
Effective April 2, 2007, our compensation committee increased Mr. Ceryanec's annual base salary to $290,000.

(5)
Consists of commercial airfare paid by us that was taxable to Mr. Buyens.

(6)
Mr. Papanicolaou was terminated as of February 3, 2006. If Mr. Papanicolaou remained employed by us as of December 31, 2006, he would have been considered a named executive officer.

(7)
Represents amounts paid to Mr. Papanicolaou under our Employment Security Severance Plan, consisting of (a) $300,000, which represents one year's salary, and (b) $225,000, which represents Mr. Papanicolaou's target performance bonus for 2005, along with $28,846 for earned and unused vacation.

(8)
Mr. Crosby was terminated as of November 17, 2006. If Mr. Crosby remained employed by us as of December 31, 2006, he would have been considered a named executive officer.

(9)
Represents amounts paid to Mr. Crosby under our Employment Security Severance Plan, consisting of (a) $185,000, which represents one year's salary, and (b) $138,750, which represents Mr. Crosby's target performance bonus for 2006, along with $8,538 for earned and unused vacation.

    Employment Agreements

        We have entered into an employment agreement with Royce J. Holland, dated as of January 1, 2006, pursuant to which Mr. Holland serves as our Chief Executive Officer. The agreement provides Mr. Holland with a minimum annual base salary of $500,000. Mr. Holland also participates in our annual performance-based cash bonus plan, with an annual target bonus opportunity of 100% of his base salary. The bonus payment for any particular year may be more or less than the target bonus opportunity based on the level of achievement of the applicable performance targets.

        Mr. Holland's employment will continue for a period of four years ending January 1, 2010 unless terminated sooner due to his death or disability, his termination by us for "cause" or "without cause" or termination by Mr. Holland with or without "good reason." We have provided more detail under the caption "—Potential Payments upon Termination or Change in Control" below.

        Mr. Holland also received equity grants under our 2006 plan. Mr. Holland received a grant of an option to purchase 750,000 shares of our common stock, with 225,000 shares vesting on the date of grant, 225,000 shares vesting on each of January 1, 2007 and 2008 and 75,000 shares vesting on January 1, 2009. Any outstanding and unexercisable portion of the options will become fully exercisable upon the occurrence of a change in control. In addition, Mr. Holland received a grant of restricted stock with respect to 750,000 shares of our common stock. The grant of restricted stock will become vested with respect to 450,000 shares upon completion of our initial public offering or a change in control and with respect to an additional 300,000 shares at the completion of a change in control or initial public offering if, in each case, the value of our equity is at least $500 million.

        In addition to the forgoing, pursuant to his employment agreement, Mr. Holland has agreed not to:

  •
  except for certain permitted activities, from and after the effective date of his employment agreement and for a one-year period following his termination for any reason, without the prior written consent of the Board, directly or indirectly engage in a competing business within the geographic area served by us;

  •
  from and after the effective date of his employment agreement and for a one-year period following his termination for any reason, without the prior written consent of the Board, recruit or solicit any of our employees (other than in connection with the performance of his duties during the term of his employment agreement); and

  •
  from and after the effective date of his employment agreement, make or cause to be made any disparaging remarks about us.

    Grants of Plan-Based Awards

        The following table sets forth information regarding grants of compensation in the form of plan-based awards made to our named executive officers during 2006.

					All Other Stock Awards: Number of Shares of Stock or Units (#) (2)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)				All Other Awards: Number of Securities Underlying Options (#)(3)		Exercise or Base Price of Option Awards ($/Sh) (4)	Grant Date Fair Value of Stock and Option Amounts ($)(5)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Royce J. Holland Chief Executive Officer	September 1, 2006	—	$500,000	$1,000,000	750,000	750,000		$8.43	$8,283,500
Joseph H. Ceryanec Chief Financial Officer	May 3, 2006	—	$125,000	$250,000	—	60,000		$8.33	$300,600
Richard J. Buyens Executive Vice President—Sales	May 3, 2006	—	$175,000	$350,000	—	80,000		$8.33	$400,800
Andreas Papanicolaou Executive Vice President—Network Services	—	—	—	—	—	—		—	—
Gregory Crosby Group Vice President—Marketing	May 3, 2006	—	—	—	—	30,000	(6)	$8.33	$150,300
J. Christopher Ryan Group Vice President—Customer Service and Information Technology	May 3, 2006	—	$120,000	$240,000	—	65,000		$8.33	$325,650
Christopher W. MacFarland Group Vice President—Chief Technology Officer	May 3, 2006	—	$120,000	$240,000	—	60,000		$8.33	$300,600

(1)
Reflects the target and maximum amounts under our bonus plan for our named executive officers. The "Target" column represents the bonus that would have been paid to each named executive officer if all corporate financial and individual objectives were met in 2006. The "Maximum" column represents the largest total bonus that would have been paid to each named executive officer if our corporate financial objectives were exceeded in 2006. The actual amount earned by each named executive officer in 2006 is shown in the "Summary Compensation Table" above.

(2)
Amounts in this column reflect the number of shares of restricted stock granted to Mr. Holland pursuant to the 2006 Omnibus Equity Plan.

(3)
Amounts in this column reflect the number of stock options granted to any named executive officer pursuant to the 2006 Omnibus Equity Plan.

(4)
Represents the fair market value of a share of our common stock, as determined by our Board of Directors on the option's grant date.

(5)
Represents the grant date fair value, computed in accordance with FAS 123(R), of awards granted to the named executive officer in 2006. Our compensation cost for these option grants is similarly based on the grant date fair value but is recognized over the period, typically three years, in which the executive officer must remain employed in order to earn the award.

(6)
Mr. Crosby was terminated and, thus, his options have expired.

        Concurrently with the execution of the underwriting agreement for this offering, Mr. Ceryanec will be granted an option to purchase 200,000 shares of our common stock at an exercise price equal to the initial public offering price per share set forth on the cover of this prospectus. This option will be granted under our 2006 plan and will vest as to 25% of the shares of common stock underlying it on the date of grant and as to 25% of the shares of common stock underlying it annually thereafter.

    2006 Omnibus Equity Plan

        Pursuant to our 2006 plan, our compensation committee may grant option awards and restricted stock awards to employees, officers, directors, consultants and advisors to encourage them to enter into and continue in our employ or service and to reward the performance of individuals in fulfilling their personal responsibilities for our long-range achievements.

        Administration.    Our compensation committee administers our 2006 plan and determines, among other things:

  •
  the persons to whom, and the time or times at which, option or restricted stock awards are granted;

  •
  the type and number of awards granted;

  •
  the number of shares of our common stock underlying an award;

  •
  the terms, conditions, restrictions and performance criteria relating to any award; and

  •
  whether, to what extent, and under what circumstances an award may be settled, cancelled, forfeited, exchanged or surrendered.

        Our compensation committee has delegated to our chief executive officer the authority to grant option awards not to exceed 10,000 shares per person per calendar year, under our 2006 plan to our employees other than to himself or other executive officers.

        Shares Available for Awards.    The total number of shares of our common stock currently available for issuance or delivery under our 2006 plan is 3,100,000 shares, to be increased, concurrently with this offering, to such number of shares of our common stock as equals 13% of the aggregate number of outstanding shares of our common stock on a fully-diluted basis.

        Adjustments, Changes in Our Capital Structure.    In the event we declare any dividend or other distribution, or there occurs any recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event, (i) the number and kind of shares of stock which may be issued pursuant to our 2006 plan, (ii) the number and kind of shares of stock or other property issued or issuable in respect of outstanding awards and (iii) the exercise price, grant price or purchase price relating to any award, will be equitably adjusted as necessary to prevent the dilution or enlargement of the rights of the holders of awards.

        If the outstanding shares of our common stock are changed into or exchanged for any other class or series of capital stock or cash, securities or other property pursuant to a recapitalization, reclassification, merger, consolidation, combination or similar transaction, then (i) each stock option will become exercisable for the number and/or kind of capital stock, and/or the amount of cash, securities or other property so distributed, into which the shares of our common stock subject to the stock option would have been changed or exchanged had the stock option been exercised in full prior to such transaction (subject to appropriate adjustments so as to be applicable to any shares of capital stock, cash, securities or other property thereafter issuable or deliverable upon exercise of the stock option), and (ii) each share of restricted stock that is not automatically changed in connection with the transaction shall represent the number and/or kind of shares of capital stock, and/or the amount of cash, securities or other property so distributed, into which the number of shares of our common stock would have been changed or exchanged had they been held by a stockholder of ours.

        Amendment and Termination.    Our Board of Directors may, at any time, suspend or terminate our 2006 plan or revise or amend it in any respect whatsoever, provided that stockholder approval will be required for any amendment to the extent our Board of Directors determines that such approval is appropriate for purposes of satisfying applicable law. No amendment may be made that reduces the rights of holder of any award under such outstanding award without the holder's consent.

    Outstanding Equity Awards at Fiscal Year End

        The following table sets forth information for each of our named executive officers regarding the number of shares subject to both exercisable and unexercisable stock options and restricted stock as of December 31, 2006.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#) (1)		Option Exercise Price ($)(3)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Royce J. Holland Chief Executive Officer	225,000	525,000	(2)	$8.43	January 1, 2016	750,000	$4,503,500
Joseph H. Ceryanec Chief Financial Officer	15,000	45,000		$8.33	May 3, 2016	—	—
Richard J. Buyens Executive Vice President—Sales	20,000	60,000		$8.33	May 3, 2016	—	—
Andreas Papanicolaou Executive Vice President—Network Services	—	—		—	—	—	—
Gregory Crosby Group Vice President—Marketing	—	—		—	—	—	—
J. Christopher Ryan Group Vice President—Customer Service and Information Technology	16,250	48,750		$8.33	May 3, 2016	—	—
Christopher W. MacFarland Group Vice President—Chief Technology Officer	15,000	45,000		$8.33	May 3, 2016	—	—

(1)
Except as otherwise described in these footnotes for Mr. Holland, each option vests as to 25% of the shares of common stock underlying it on the date of grant and as to 25% of the shares of common stock underlying it yearly thereafter. However, for all of our executive officers other than Mr. Holland, if their employment terminates prior to the first anniversary of their option grant date, both the exercisable and unexercisable portion of all options will terminate immediately and may not be exercised. The exercisable portion of Mr. Holland's option will remain exercisable for 90 days upon termination of his employment.

(2)
Each option granted to Mr. Holland vests as to 30% of the shares of common stock underlying it on the date of grant, as to 30% of the shares of common stock underlying it on January 1, 2007, as to 30% of the shares of common stock underlying it on January 1, 2008, and as to 10% of the shares of common stock underlying it on January 1, 2009.

(3)
Represents the fair market value of a share of our common stock, as determined by our Board of Directors on the option's grant date.

    Option Exercises and Stock Vested

        No stock options were exercised by, and no shares of restricted stock vested with respect to, our named executive officers during 2006.

    Pension Benefits

        None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

    Nonqualified Deferred Compensation

        None of our named executive officers participate in or have account balances in non-qualified deferred contribution plans or other deferred compensation plans maintained by us.

    Potential Payments Upon Termination or Change of Control

        We have entered into certain agreements and maintain certain plans that may require us to make certain payments and/or provide certain benefits to the executive officers named in the Summary Compensation Table in the event of a termination of employment or a change in control. The following tables summarize the potential payments to each named executive officer assuming that one of the following events occurs. The tables assume that the event occurred on December 31, 2006, the last day of our fiscal year. We have assumed a price per share of our common stock of $             , which represents the mid-point of the range set forth on the cover of this prospectus.

    Change in Control Arrangements under Our 2006 Plan

        Pursuant to the stock option agreements issued under our 2006 plan for our named executive officers, in the event of a change in control, as defined below, all outstanding options will become immediately exercisable in full.

        Under our 2006 plan, a "change in control" will occur if any "Person" (as such term is used in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) of said Act) is or becomes the "Beneficial Owner" (under Rule 13d-3 and 13d-5 under said Act), directly or indirectly, of our securities representing more than 50% of either the then outstanding shares of our common stock or the combined voting power represented by our then outstanding securities. For this purpose, a "Person" shall not include (a) us or our subsidiaries, (b) our or any of our affiliates' employee benefit plans, (c) an underwriter temporarily holding securities pursuant to an offering of such securities, (d) a corporation owned, directly or indirectly, by our stockholders in substantially the same proportions as their ownership of our stock and (e) for purposes of the definition of a change in control only, any person or entity which was a party to our stockholders agreement as of March 22, 2006.

        Under our 2006 plan, "cause" means (a) engaging in a criminal act involving us, (b) engaging in willful misconduct that the compensation committee determines in its good faith discretion is, or has the potential to be, materially injurious to us, monetarily or otherwise, (c) breach of fiduciary duty involving personal profit, including, without limitation, embezzlement, misappropriation or conversion of assets or opportunities with respect to us or any of our affiliates or subsidiaries, or (d) a material breach of our Code of Ethical Conduct or other policy. Any definition in an employment or similar agreement between the participant and us, which contains a conflicting definition of "cause" for termination, supersedes this definition with respect to such participant.

        Pursuant to Mr. Holland's stock option agreement, any outstanding and unexercisable portion of his options will become fully exercisable upon the occurrence of a change in control (as defined in Mr. Holland's employment agreement). Pursuant to Mr. Holland's restricted stock agreement, the grant of restricted stock will become vested with respect to

450,000 shares upon completion of a change in control (as defined in Mr. Holland's employment agreement) and with respect to 300,000 shares at the completion of a change in control if the value of our equity is at least $500 million.

        Pursuant to our 2006 plan and the stock option agreements thereunder, as of December 31, 2006, the executive officers named in the Summary Compensation Table would receive the following in the event of a change in control, as defined above for the applicable executive officer:

Name	No. of Shares Underlying Unvested Stock Options Subject to Full Acceleration on Change of Control (#)	No. of Shares of Unvested Restricted Stock Subject to Full Acceleration on a Change of Control (#)	Unrealized Value of Unvested Stock Options and Restricted Stock Subject to Full Acceleration on Change of Control ($) (1)
Royce J. Holland Chief Executive Officer(2)	525,000	750,000	$
Joseph H. Ceryanec Chief Financial Officer	45,000	—	$
Richard J. Buyens Executive Vice President—Sales	60,000	—	$
Andreas Papanicolaou Executive Vice President—Network Services	—	—		—
Gregory Crosby Group Vice President—Marketing	—	—	$
J. Christopher Ryan Group Vice President—Customer Service	48,750	—	$
Christopher W. MacFarland Group Vice President—Chief Technology Officer	45,000	—	$

(1)
Assumes a price per share of our common stock of $             , which represents the mid-point of the range set forth on the cover of this prospectus.

(2)
Amounts in this row assume that the value of our equity is at least $500 million at the completion of a change in control.

    Potential Payments and Benefits Upon Termination of Employment

        Royce J. Holland, Chief Executive Officer.    Pursuant to our employment agreement with Mr. Holland, if Mr. Holland is terminated by us other than for "cause" or death or disability, or voluntarily terminates his employment for "good reason," he shall be entitled to the following benefits: (1) a lump sum payment equal to his annual base salary immediately prior to the date of termination plus his annual target bonus for the fiscal year in which termination occurs (such lump sum payment to be doubled in the event termination occurs on or within one year following a change in control); (2) any unpaid amounts of annual base salary and previously earned and unpaid annual bonus for periods prior to the date of termination; and (3) medical and dental benefits and supplemental life insurance coverage for the lesser of 12 months following the date of termination or until Mr. Holland is provided benefits by another employer substantially comparable to the benefits provided by us. As a condition to the receipt of the lump sum payment described in clause (1) above and the provision by us of the benefit continuation described above, Mr. Holland will be required to execute and deliver a customary general release in favor of us and our affiliates.

        If Mr. Holland is terminated by us for "cause" or voluntarily terminates his employment other than for "good reason," he is entitled to any portion of his annual base salary earned and unpaid and a bonus prorated through the date of his termination and, if such termination takes place prior to the time when our stock becomes publicly traded, we may (but are not obligated to) repurchase from Mr. Holland each share of common stock acquired by him pursuant to his option and restricted stock awards, described below.

        In the event of Mr. Holland's death or disability, he is entitled to any portion of his annual base salary earned and unpaid and a bonus prorated through the date of termination.

        The employment agreement also subjects Mr. Holland to non-competition and non-solicitation covenants for a one-year period following his termination.

        "Cause" means (a) Mr. Holland's conviction by a court of competent jurisdiction for felony criminal conduct, (b) Mr. Holland's gross negligence or willful misconduct, in either case in the performance of his duties that results in a detriment that is material to us and our subsidiaries taken as a whole, or (c) Mr. Holland's willful and intentional material breach of the non-competition, non-solicitation, or non-disparagement provisions of his employment agreement.

        "Good reason" means the occurrence of any of the following events without Mr. Holland's consent: (a) Mr. Holland is not elected to our board of directors or designated our Chief Executive Officer; (b) causing or requiring Mr. Holland to report to anyone other than the board of directors; (c) the assignment to Mr. Holland of any duties inconsistent in any material respect with his position, authority, duties or responsibilities as contemplated by his employment agreement, or any other action by us which results in a significant diminution in such position, authority, duties or responsibilities; (d) our failure to assign Mr. Holland's employment agreement to a successor of McLeodUSA or the failure of such successor to explicitly assume and agree to be bound by the employment agreement; (e) the relocation of our principal executive offices to any location greater than 35 miles from the location initially agreed upon by us and Mr. Holland pursuant to his employment agreement; or (f) a reduction of Mr. Holland's annual base salary or a material failure to pay benefits provided or referred to under the employment agreement (in each case, unless remedied by us within 10 days after notice from Mr. Holland).

        Under Mr. Holland's employment agreement, a "change in control" will occur if any "Person" (as such term is used in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) of said Act) is or becomes the "Beneficial Owner" (under Rule 13d-3 under said Act), directly or indirectly, of our securities representing more than 50% of either the then outstanding shares of our common stock or the combined voting power represented by our then outstanding securities, except for any such transaction which results in Mr. Holland, or a group of Persons which includes Mr. Holland, acquiring, directly or indirectly, 50% or more of either the then outstanding shares of our common stock or the combined voting power represented by our then outstanding securities. For this purpose, a "Person" shall not include (a) us or our subsidiaries, (b) our or any of our affiliates' employee benefit plans, (c) an underwriter temporarily holding securities pursuant to an offering of such securities and (d) a corporation owned, directly or indirectly, by our stockholders in substantially the same proportions as their ownership of our stock.

        The following table summaries the potential payments and benefits payable to Mr. Holland upon termination of employment under each situation listed below, assuming, in each situation, that Mr. Holland was terminated on December 31, 2006.

Payment or Benefit Upon Termination	Involuntary Termination Not for Cause or Death or Disability	Voluntary Termination for Good Reason	Involuntary Termination Not for Cause or Death or Disability Within 1 Year Following a Change of Control	Voluntary Termination for Good Reason Within 1 Year Following a Change of Control	Involuntary Termination for Cause		Voluntary Termination Other than for Good Reason		Death or Disability
Base Salary(1)	$500,000	$500,000	$1,000,000	$1,000,000	—		—		—
Bonus	$500,000	$500,000	$1,000,000	$1,000,000	$500,000	(2)	$500,000	(2)	$500,000	(2)
Benefit Continuation	$9,000	$9,000	$9,000	$9,000	—		—		—

(1)
Assumes no earned and unpaid amounts.

(2)
Assumes termination of employment on December 31. For termination of employment other than on the last day of a fiscal year, Mr. Holland's actual bonus payment would be prorated through the date of his termination.

    Our Other Named Executive Officers

    Employment Security Severance Plan

        Certain of our officers, including Messrs. Ceryanec, Buyens and Ryan, participate in our Employment Security Severance Plan, which our board of directors approved in 2004 and amended in 2005, and which we refer to as our severance plan. Our severance plan provides severance benefits in the event of a termination of employment in certain circumstances during the 18-month period immediately following our first change in control to occur following its adoption. Our January 6, 2006 reorganization constituted a change of control under our severance plan, and therefore, benefits under the severance plan will not be required to be provided related to any termination that occurs after July 6, 2007. A termination from employment during this period will entitle the participant to severance benefits unless it is (1) for cause; (2) due to the employee's death or disability; or (3) by the employee other than for good reason. The severance benefits payable to high-level employees under our severance plan are one year's salary plus the greater of such employee's target performance bonus for the year in which the change in control occurred or the amount of the bonus that such employee received with respect to the calendar year prior to the year in which such termination occurred or the year in which the change in control occurred (provided that such bonus shall not be less than 35% or 50%, as applicable, of base salary). Certain other employees would be entitled to a payment equal to six months of such employee's salary and the amount of the bonus that such employee received with respect to the calendar year prior to the year in which such termination occurred or the year in which the change in control occurred. Severance benefits payable under our severance plan are limited so that they do not result in the payment of amounts that would constitute "excess parachute payments" for purposes of the Internal Revenue Code and are also subject to offset for other severance payments that the employee may receive. As a condition to the receipt of the payments described above, the applicable employee will be required to execute and deliver a release in favor of us and our affiliates.

        Under our severance plan, "cause" means a termination by us following an employee's (a) engaging in a criminal act involving us, (b) engaging in willful misconduct that is materially injurious to us, monetarily or otherwise, or (c) breach of fiduciary duty involving personal profit, including, without limitation, embezzlement, misappropriation or conversion of assets or opportunities with respect to us or any of our affiliates or subsidiaries.

        Under our severance plan, "good reason" means a termination that occurs within the 60-day period following (a) a reduction of an employee's annual base salary or target bonus opportunity as in effect immediately prior to the change in control or (b) a requirement that the employee work from a location that is more than 50 miles from the employee's office location immediately prior to the change in control.

        Assuming Mr. Ceryanec's employment was terminated under any of the foregoing circumstances on December 31, 2006, the cash payments we would be obligated to make to Mr. Ceryanec would have an estimated value of $375,000.

        Assuming Mr. Buyens' employment was terminated under any of the foregoing circumstances on December 31, 2006, the cash payments we would be obligated to make to Mr. Buyens would have an estimated value of $525,000.

        Assuming Mr. Ryan's employment was terminated under any of the foregoing circumstances on December 31, 2006, the cash payments we would be obligated to make to Mr. Ryan would have an estimated value of $360,000.

        Mr. MacFarland does not participate in our severance plan. As such, assuming Mr. MacFarland's employment was terminated on December 31, 2006, he would be entitled to our normal severance for a vice president level or above employee of 12 weeks salary which would have an estimated value of $55,400.

    Executive Severance Agreements

        We have entered into executive severance agreements with nine of our officers, including Messrs. Ceryanec, Buyens, Ryan and MacFarland. The executive severance agreements provide severance benefits in the event the executive officer's employment is terminated by us without cause or by the executive officer for good reason. The severance benefits payable under the executive severance agreements are one year's salary (or 18 months salary in the case of Mr. Ceryanec), but only if such benefits would result in a higher after-tax payment to the executive officer than the benefits under our severance plan. If an executive officer receives the benefits under his executive severance agreement, he shall not be entitled to benefits under our severance plan. As a condition to the receipt of the payments described above, the applicable executive officer must adhere to his post-employment obligations and enter into separation agreement with us, including a full release of all claims.

        If any payment, award, benefit or distribution to an executive officer under the executive severance agreements or under our severance plan would be subject to federal excise tax levied on certain "excess parachute payments" under Section 4999 of the Internal Revenue Code of 1986, as amended, or any similar state or local tax, or any interest or penalties are incurred by an executive officer with respect to such tax, the executive officer will be entitled to receive an additional amount such that, after payment by the executive officer of all such tax obligations imposed on such amount, the executive officer retains an amount equal to the federal excise tax or similar state or local tax imposed on such payments.

        Under the executive severance agreements, "cause" means the executive has (a) engaged in a criminal act involving us, (b) engaged in willful misconduct that is materially injurious to us, monetarily or otherwise, or (c) breached a fiduciary duty involving personal profit, including, without limitation, embezzlement, misappropriation or conversion of assets or opportunities with respect to us or any of our affiliates or subsidiaries.

        Under the executive severance agreements, "good reason" means (a) a reduction in the executive's annual base salary or target bonus opportunity on the date of the applicable agreement, provided, that a pro rata reduction in target bonus opportunity for all employees eligible for a bonus shall not be "good reason"; or (b) a requirement that the executive work from a location that is more than 50 miles from the executive's office location on the date of the applicable agreement; (c) a reduction in the executive's position so the executive no longer occupies the same position or a substantially similar position with an appropriate title; or (d) a material reduction in the executive's authority, duties, or responsibilities.

        Assuming Mr. Ceryanec's employment was terminated under any of the foregoing circumstances, the cash payments we would be obligated to make to Mr. Ceryanec would have an estimated value of $375,000.

        Assuming Mr. Buyens' employment was terminated under any of the foregoing circumstances, the cash payments we would be obligated to make to Mr. Buyens would have an estimated value of $350,000.

        Assuming Mr. Ryan's employment was terminated under any of the foregoing circumstances, the cash payments we would be obligated to make to Mr. Ryan would have an estimated value of $240,000.

        Assuming Mr. MacFarland's employment was terminated under any of the foregoing circumstances, the cash payments we would be obligated to make to Mr. MacFarland would have an estimated value of $240,000.

    Director Compensation

        The following table sets forth a summary of the compensation we paid to our non-employee directors during 2006:

Name(1)(2)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
John H. Bonde	$61,500	—	—	—	$61,500
Donald C. Campion	$65,500	—	—	—	$65,500
Eugene Davis	$80,500	—	—	—	$80,500
Alex Stadler	$56,000	—	—	—	$56,000
D. Craig Young	$64,500	—	—	—	$64,500

(1)
Royce J. Holland, our chief executive officer, is not included in this table as he is an employee of ours and, thus, receives no compensation for his service as a director. The compensation received by Mr. Holland as an employee is shown in the Summary Compensation Table.

(2)
John D. McEvoy has waived his rights to receive compensation for his service as a director and, as such, he is not included in this table.

        Retainers, Meeting Fees and Reimbursement of Expenses.    For their services on the Board, our directors receive an annual retainer of $50,000. The first six in-person board or committee meetings and the first six telephonic Board or committee meetings in which a director participates are included in the annual retainer. Our directors are compensated in the amount of $2,000 for each Board meeting attended in person and $500 for each Board meeting attended telephonically in excess of the six in-person or telephonic meetings included in the annual retainer. Additionally, the audit, compensation and nominating and governance committee chairpersons receive an annual retainer equal to $5,000. During 2006, members of our executive committee received an additional $5,000 annually. Any non-executive chairman of our board will receive an additional annual retainer of $15,000. Our directors are also reimbursed for reasonable travel and other out-of-pocket expenses incurred in attending meetings of our Board of Directors. Retainers and meeting fees are not paid to directors who are our employees.

        Director Equity Compensation Program.    All outside directors are eligible to participate in our 2006 plan. In February 2007, each non-employee director other than Mr. McEvoy received an option to purchase 64,000 shares of our common stock at an exercise price of $9.29 per share.

    Indemnification of Directors and Officers

        Our third amended and restated certificate of incorporation, which we refer to as our certificate of incorporation, contains provisions that provide that no director or officer of ours shall be liable for breach of fiduciary duty as a director or officer except for (1) any breach of the director's or officer's duty of loyalty to us or our stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) liability under Section 174 of the Delaware General Corporation Law, or the DGCL, or (4) any transaction from which the director or officer derived an improper personal benefit. Our certificate of incorporation contains provisions that provide for the indemnification of directors and officers to the fullest extent permitted by the DGCL. Under our bylaws, we are required to advance expenses incurred by a director or officer in defending any such action if the director or officer undertakes to repay such amount if it is determined that the director or officer is not entitled to indemnification. We maintain directors' and officers' liability insurance against certain liabilities, including liabilities under the Securities Act.

        We have entered into indemnity agreements with Messrs. Holland, Ceryanec and Buyens to provide protection against personal liability in order to ensure and enhance those individuals' continued service to us in an effective manner. The agreements provide for the effective indemnification of and the advancement of expenses to those individuals to the fullest extent permitted by law and as set forth in the agreements, and, to the extent insurance is maintained, for the continued coverage of those individuals under our director and officer liability insurance policies.

 RELATED PARTY TRANSACTIONS

        Since January 1, 2004 we have engaged in the following transactions in which the amount involved exceeded $120,000 and in which any of our related persons had a direct or indirect material interest. For purposes of this section, "related person" includes our directors and executive officers, holders of more than 5% of our voting stock, and immediate family members of our directors, executive officers and 5% stockholders:

        As of April 30, 2007, Jefferies & Company, Inc. and certain of its affiliates beneficially owned 8.4% of the shares of our outstanding common stock, and approximately $4.0 million principal amount of our 10 1/2% notes. In addition, Jefferies & Company, Inc. acted as the initial purchaser in the offering of our 10 1/2% notes in September 2006 and was paid $3.6 million for acting in such capacity.

        JPMorgan Chase Bank, N.A., which, along with certain of its affiliates, beneficially owned approximately 4.1% of our common stock as of April 30, 2007, acted as administrative agent and was among the lenders under our credit facilities prior to our January 2006 reorganization and received fees and interest of $3.5 million and $2.6 million in 2004 and 2005 for acting in such capacity, and we reimbursed $5.7 million of its related expenses. In addition, as of December 31, 2006, we had $8.3 million of outstanding letters of credit with JPMorgan Chase Bank, N.A., which were cash collateralized at 105% of face value, and JPMorgan Chase Bank, N.A. held $2.4 million as escrow agent for the Company's dispute with AT&T.

        Jefferies & Company, Inc., JPMorgan Chase Bank, N.A. and Wayzata Investment Partners LLC, or their affiliates, were among the lenders under our exit facility and were paid $0.7 million, $3.5 million and $0.7 million in interest, respectively, during the year ended December 31, 2006. The exit facility was repaid in full on September 28, 2006. Wayzata Investment Partners LLC and certain of its affiliates owned approximately 28.7% of our common stock as of April 30, 2007.

        During 2005 and 2004, prior to our reorganization, we provided and purchased services primarily consisting of professional services from various companies, the principals of which at the time were stockholders or directors of McLeodUSA Incorporated or affiliates. Revenues from such services provided totaled $2.0 million and $1.5 million during the years ended December 31, 2004 and 2005, respectively. Such services purchased totaled $3.5 million and $0.2 million during the years ended December 31, 2004 and 2005, respectively.

        Each of the transactions described above was entered into prior to our adoption of a written related person transaction policy, which is described below. We believe that all transactions set forth above were made on terms no less favorable to us than would have been obtained from unaffiliated third parties.

Executive Compensation and Indemnification Arrangements

        Please see "Compensation Discussion and Analysis" for information on the compensation of and indemnification agreements with our directors and executive officers.

Related Person Transaction Policy

        We have adopted a written policy providing that all "related person transactions" must be:

  •
  reported to our general counsel;

  •
  approved or ratified by our audit committee, which our audit committee will do only if it determines that the transaction is in, or not inconsistent with, our best interests; and

  •
  if applicable, reviewed by our audit committee annually to ensure that such transaction, arrangement or relationship has been conducted in accordance with the previous approval, and that all required disclosures regarding such transaction arrangement or relationship have been made.

        Our policy provides that a "related person transaction" is any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, involving an amount exceeding $120,000 in which we are a participant and in which any of our executive officers, directors or 5% stockholders, or any immediate family member of any of our executive officers, directors or 5% stockholders, has or will have a direct or indirect material interest.

PRINCIPAL AND SELLING STOCKHOLDERS

        This table presents information concerning the beneficial ownership of the shares of our common stock as of April 30, 2007. The table also contains information about beneficial ownership, as adjusted to reflect the sale of common stock in this offering assuming:

  •
  30,750,000 shares of common stock outstanding as of April 30, 2007 and                shares outstanding immediately following the completion of this offering; and

  •
  no exercise of the underwriters' over-allotment option.

        Specifically, the table reflects beneficial ownership information about:

  •
  each of the selling stockholders;

  •
  each person we know to be the beneficial owner of 5% or more of the outstanding shares of common stock;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

        Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Shares of common stock subject to options that are exercisable or exercisable within 60 days of April 30, 2007 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

        The information in the table below with respect to each selling stockholder has been obtained from that selling stockholder. When we refer to the "selling stockholders" in this prospectus, we mean those persons listed in the table below as offering shares, as well as the pledgees, donees, assignees, transferees, successors and others who may hold any of the selling stockholders' interest.

        Unless indicated below, the address of each individual listed below is c/o McLeodUSA Incorporated, One Martha's Way, Hiawatha, Iowa 52233.

	Before the Offering			After the Offering
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Number of Shares Offered	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Selling Stockholders:
Fidelity Investments(1)(2)	9,373,704	30.5%
Fidelity Advisor Series II: Fidelity Advisor High Income Advantage Fund	4,914,174	16.0%
Pension Investment Committee of General Motors for General Motors Employees Domestic Group Pension Trust	2,123,877	6.9%
Fidelity Securities Fund: Fidelity Leveraged Company Stock Fund	1,701,867	5.6%
Commonwealth of Massachusetts Pension Reserves Investment Management Board	484,779	1.6%
Fidelity Advisor Series I: Fidelity Advisor Leveraged Company Stock Fund	149,007	*
Wayzata Investment Partners LLC(3)	8,829,077	28.7%
Wayzata Opportunities Fund, LLC	5,656,985	18.4%
Wayland Distressed Opportunities Fund I-C, LLC	1,445,516	4.7%
Wayzata Recovery Fund, LLC	1,397,826	4.5%
Wayzata Distressed Opportunities Fund I-B, LLC	275,000	*
Wayzata Opportunities Fund Offshore, L.P.	53,750	*
Jefferies High Yield Trading, LLC(4)	2,576,812	8.4%
Odyssey America Reinsurance Corporation(5)	1,804,369	5.9%
Royce J. Holland(6)	1,200,000	3.8%
XO Holdings, Inc.(7)	832,153	2.7%
Calder & Co.(8)	643,235	2.1%
Other Selling Stockholders	116,799	*
Named Executive Officers and Directors:
John H. Bonde(9)	32,000	*
Donald C. Campion(9)	32,000	*
Eugene I. Davis(9)	32,000	*
John D. McEvoy(10)	8,829,077	28.7%
Alex Stadler(9)	32,000	*
D. Craig Young(9)	32,000	*
Richard J. Buyens(11)	40,000	*
Joseph H. Ceryanec(12)	30,000	*
Christopher W. MacFarland(12)	30,000	*
James C. Ryan(13)	32,500	*
All executive officers and directors as a group (11 persons)(14)	10,321,577	32.8%

*
Less than one percent.

(1)
Each of Fidelity Advisor Series II: Fidelity Advisor High Income Advantage Fund ("FAS II"), Fidelity Securities Fund: Fidelity Leveraged Company Stock Fund ("FSF") and Fidelity Advisor Series I: Fidelity Advisor Leveraged Company Stock Fund ("FAS I" and with FAS II and FSF, the "Funds") is a registered investment fund advised by Fidelity Management & Research Company ("FMR Co."), a registered investment adviser under the Investment Advisers Act of 1940, as amended. FMR Co., 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, is the beneficial owner of 6,765,048 shares of the outstanding common stock of the Company held by the Funds.

Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and FAS II each has sole power to dispose of the shares owned by FAS II. Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and FSF each has sole power to dispose of the shares owned by FMR. Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and FAS I each has sole power to dispose of the shares owned by FAS I.

Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by each Fund, which power resides with such Fund's Board of Trustees.

The Funds are affiliates of a broker-dealer. The Funds received shares of the Company's common stock in exchange for debt held in the Company in connection with the Company's emergence from bankruptcy. The notes were purchased in the ordinary course of business and, at the time of purchase of the notes, the Funds did not have any agreements or understandings directly or indirectly with any person to distribute the notes.

(2)
Shares indicated as owned by each of Pension Investment Committee of General Motors for General Motors Employees Domestic Group Pension Trust ("GE Pension Trust") and Commonwealth of Massachusetts Pension Reserves Investment Management Board ("MA Pension Board") are owned directly by various private investment accounts, primarily employee benefit plans, for which Fidelity Management Trust Company ("FMTC") serves as trustee or managing agent. FMTC, 82 Devonshire Street, Boston, Massachusetts 02109, is a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended. FMTC is the beneficial owner of 2,608,656 shares of the outstanding common stock of the Company held by GE Pension Trust and MA Pension Board.

Edward C. Johnson 3d and FMR Corp., through its control of FMTC, each has sole dispositive power and sole power to vote or to direct the voting of all of the shares of common stock owned by GE Pension Trust and MA Pension Board.

FMTC is an affiliate of a broker-dealer. GE Pension Trust and MA Pension Board received shares of the Company's common stock in exchange for debt held in the Company in connection with the Company's emergence from bankruptcy. The notes were purchased in the ordinary course of business and, at the time of purchase of the notes, GE Pension Trust, MA Pension Board and FMTC did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes.

(3)
Wayzata Investment Partners LLC ("Wayzata") is the manager of Wayland Distressed Opportunities Fund I-B, LLC,, Wayland Distressed Opportunities Fund I-C, LLC, Wayzata Opportunities Fund, LLC, Wayzata Opportunities Fund Offshore, L.P., and Wayzata Recovery Fund, LLC. Wayzata has sole voting power with respect to all the shares under its management, and the investment power over such shares is vested in each of the respective funds that beneficially own the shares as set forth above. Patrick J. Halloran, the Managing Partner of Wayzata, or his designees exercise voting and investment control over the shares on Wayzata's behalf. Wayzata's address is 701 East Lake Street, Suite 300, Wayzata, Minnesota 55391.

(4)
Jefferies High Yield Trading, LLC ("JHYT") is wholly owned and controlled by Jefferies High Yield Holdings, LLC ("JHYH"). Jefferies & Company Inc., (a subsidiary of Jefferies Group, Inc, a Delaware corporation that is publicly traded on the New York Stock Exchange under the symbol "JEF") and Leucadia National Corp. (a New York corporation that is publicly-traded on the New York Stock Exchange under the symbol "LUK") jointly control JHYH, and thus the two may be deemed to share voting control and the investment power over the securities held by JHYT. Jefferies & Company Inc. and JHYT are broker-dealers. JHYT's address is Metro Center, One Station Place, Stamford, Connecticut 06902.

(5)
Odyssey America Reinsurance Corporation, a Connecticut corporation ("Odyssey America"), is a wholly-owned subsidiary of Odyssey Re Holdings Corp., a Delaware corporation that is publicly-traded on the New York Stock Exchange under the symbol "ORH." Odyssey America's address is 300 First Stamford Place, Stamford, Connecticut 06902.

(6)
Includes 450,000 shares, subject to outstanding stock options exercisable within 60 days of April 30, 2007.

(7)
XO Holdings, Inc. ("XO"), a Delaware corporation, is publicly traded on the over-the-counter bulletin board under the symbol "XOHO.OB." XO's address is 11111 Sunset Hills Road, Reston, Virginia 20190.

(8)
Calder & Co. ("Calder") is a partnership established to hold securities in the partnership name for the account and subject to the order of The Bank of Nova Scotia (the "Bank"). The Bank's place of organization is Canada and its business address is 44 King Street West, Scotia Plaza, 8th floor, Toronto, Ontario, Canada, M5H 1H1. The Bank is publicly-traded on both the New York Stock Exchange and the Toronto Stock Exchange under the symbol "BNS." The Bank has the sole power to vote and to dispose of the 643,235 securities held by Calder. Calder's business address is One Liberty Plaza, New York, New York 10006.

(9)
Consists of 32,000 shares subject to outstanding stock options exercisable within 60 days of April 30, 2007.

(10)
Mr. McEvoy is a partner with Wayzata Investment Partners LLC. Mr. McEvoy disclaims beneficial ownership of the shares of our common stock owned by Wayzata.

(11)
Consists of 40,000 shares subject to outstanding stock options exercisable within 60 days of April 30, 2007.

(12)
Consists of 30,000 shares subject to outstanding stock options exercisable within 60 days of April 30, 2007.

(13)
Consists of 32,500 shares subject to outstanding stock options exercisable within 60 days of April 30, 2007.

(14)
Includes 742,500 shares subject to outstanding stock options exercisable within 60 days of April 30, 2007.

DESCRIPTION OF CAPITAL STOCK

General

        The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will become effective upon closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The description of the common stock reflects changes to our capital structure that will occur upon the completion of this offering.

        Upon the completion of this offering, our authorized capital stock will consist of 250,000,000 shares of common stock, par value $0.01 per share. As of April 30, 2007, there were 30,750,000 shares of common stock issued and outstanding and 33 stockholders of record.

Common Stock

        Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be when issued and paid for, fully paid and nonassessable.

Options

        As of December 31, 2006, options to purchase an aggregate of 1,601,200 shares of common stock at a weighted average exercise of $8.38 per share were outstanding.

Registration Rights

        The holders of                shares of our common stock have rights to require us to file registration statements under the Securities Act or to include their shares in registration statements that we may file in the future for ourselves or other stockholders. These rights are provided under the terms of a registration rights agreement between us and these holders.

        Any stockholder or group of stockholders that holds in the aggregate 10% or more of our then outstanding common stock may demand that we use our best efforts to register all or a portion of their common stock for sale under the Securities Act, so long as either (i) the aggregate market price or fair value of such securities on the date of such request equals or exceeds $25,000,000 or (ii) the number of shares requested to be registered equals or exceeds 10% of the then outstanding shares on the date of such request. We are required to use our best efforts to effect only four of these registrations and we are not required to effect more than one of these registrations within any six-month period.

        If we register any of our common stock, either for our own account or for the account of other securityholders, the holders of registration rights are entitled to notice of the registration and to include all or a portion of their common stock in the registration, subject to the right of the underwriters to limit the number of shares included in the offering.

Liability Limitations and Indemnification

        Our charter provides that we must indemnify our directors and officers and that we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions. In addition, our charter provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except to the extent that the Delaware law statute prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty. For additional information, please see "Management—Liability Limitations and Indemnification."

        These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, you may lose some or all of your investment in our common stock if we pay the costs of settlement or damage awards against our directors and officers under these provisions. We believe these provisions, the director and officer insurance we maintain, and the indemnification agreements we have entered into with our directors and officers are necessary to attract and retain talented and experienced directors and officers.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Wells Fargo Bank N.A. with offices at 161 North Concord Exchange, South St. Paul, Minnesota 55075-1139.

Nasdaq Global Market

        We have applied for the quotation of our common stock on The Nasdaq Global Market under the symbol "MUSA."

SHARES ELIGIBLE FOR FUTURE SALE

        Since we terminated our public reporting obligations on January 9, 2006 in connection with our January 2006 reorganization, there has been no public market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial numbers of shares of common stock, including shares issued upon exercise of options, in the public market after this offering, or the anticipation of those sales, could adversely affect market prices of our common stock prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

        Upon completion of this offering, we will have outstanding             shares of common stock.

        The             shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. Of the remaining shares of common stock to be outstanding after this offering, 30,000,000 were issued under Section 1145 of the Bankruptcy Code in connection with our plan of reorganization. Substantially all of the shares issued under Section 1145 will be subject to lock-up agreements and, except for such shares held by our affiliates, will be freely transferable after the expiration of the 180 day lock-up period described below. The remaining shares of common stock to be outstanding after this offering will be "restricted securities" under Rule 144. Substantially all of these restricted securities and substantially all of the shares issued under Section 1145 will be subject to the 180-day lock-up period described below. Immediately after the 180-day period,             shares will be eligible for resale under Rule 144, subject to volume limitations and             shares will be freely tradeable under Rule 144(k) or Section 1145.

        Restricted securities may be sold in the public market only if they have been registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act.

Section 1145

        Subject to the lock-up agreements described below, shares of our common stock eligible for sale under Section 1145 of the Bankruptcy Code may be sold immediately upon the completion of this offering. In general, offers and sales of securities made in reliance on the exemption afforded under section 1145(a)(1) of the Bankruptcy Code are deemed to be made in a public offering, so that the recipients thereof, other than "underwriters," are free to resell such securities without registration under the Securities Act.

        The exemption from the registration requirements of the Securities Act for resales provided by section 1145(a) was not available to a recipient of common stock if such individual or entity was deemed to be an "underwriter" with respect to such securities, as that term is defined in section 1145(b) of the Bankruptcy Code. Section 1145(b) of the Bankruptcy Code defines the term "underwriter" as one who:

  •
  purchases a claim with a view toward distribution of any security to be received in exchange for the claim,

  •
  offers to sell securities issued under a plan for the holders of such securities,

  •
  offers to buy securities issued under a plan from persons receiving such securities, if the offer to buy is made with a view toward distribution, or

  •
  is a control person of the issuer of the securities.

        Under Rule 405 of Regulation C under the Securities Act, the term "control" means the direct or indirect possession of the power to direct or cause the direction of the policies of a person, whether through the ownership of voting securities, by contract or otherwise. In addition, the legislative history of section 1145 of the Bankruptcy Code suggests that a creditor who owns at least 10% of the voting securities of a reorganized debtor may be presumed to be a control person.

Rule 144

        In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately             shares immediately after this offering; and

  •
  the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

        Subject to the lock-up agreements described below, shares of our common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without regard to the manner or volume of sale or the availability of public information about us, if:

  •
  the person is not our affiliate and has not been our affiliate at any time during the three months preceding such a sale; and

  •
  the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Rule 701

        In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Lock-up Agreements

        Each of our officers and directors, and substantially all of our stockholders and holders of option to purchase our stock have signed lock-up agreements under which they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions is one to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Deutsche Bank Securities Inc. and Jefferies & Company, Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Deutsche Bank Securities Inc. and Jefferies & Company, Inc. waive, in writing, such an extension. Any securities acquired by our officers, directors and stockholders in the open market are not subject to these "lock-up" restrictions. In addition, transfers or dispositions by our officers, directors and stockholders can be made prior to the expiration of the "lock-up" period:

  •
  to family members;

  •
  to any trust;

  •
  by distribution to partners, members or shareholders; and

  •
  to "affiliates" (as defined in Rule 501 under the Securities Act);

in each case, so long as the transferee of such shares agrees to be bound by the lock-up agreement and no filing by any party (donor, donors transferor or transferee) under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer (other than a filing on Form 5 made after the expiration of the "lock-up" period).

Registration Rights

        After this offering, holders of                  shares of our common stock will have the right to require us to register these shares under the Securities Act under specific circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See "Description of Capital Stock—Registration Rights."

2006 Omnibus Equity Plan

        As of December 31, 2006, options to purchase a total of 1,601,200 shares of common stock were outstanding under our 2006 plan, of which options to purchase               shares will be exercisable as of the closing of this offering. Following this offering, we intend to file a registration statement to register for resale the                   shares of common stock reserved for issuance under our 2006 plan. Upon the expiration of the lock-up agreements described above, at least                  shares of common stock will be subject to exercisable options. Accordingly, shares of our common stock subject to a registration statement will be available for sale in the open market, subject to Rule 144 requirements applicable to affiliates and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Effect of Sales of Shares

        Prior to this offering, there has been no public market for our common stock, and no prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of our common stock in the public market after the completion of this offering could adversely affect the market price of our common stock and could impair our future ability to raise capital through an offering of our equity securities.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

        The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock who is not for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

  •
  an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust if (i) a U.S. court is able to exercise primary supervision over the trust's administration and one or more U.S. persons have the authority to control all of the trust's substantial decisions or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

        This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset, generally property held for investment.

        This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

  •
  insurance companies;

  •
  tax-exempt organizations;

  •
  financial institutions;

  •
  brokers or dealers in securities;

  •
  regulated investment companies;

  •
  pension plans;

  •
  controlled foreign corporations;

  •
  passive foreign investment companies;

  •
  owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

  •
  certain U.S. expatriates.

        In addition, this discussion does not address the tax treatment of partnerships or persons who hold their common stock through partnerships or other pass-through entities for U.S. federal income tax purposes. A partner in a partnership or other pass-through entity that will hold our common stock should consult her, her or its own tax advisor regarding the tax consequences of the acquisition, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

        There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership, or disposition of our common stock. We urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income, estate and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Distributions on Our Common Stock

        Distributions on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's investment, up to such holder's tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in "Gain on Sale, Exchange or Other Disposition of Our Common Stock."

        Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations. If we or another withholding agent withholds tax on such a distribution, a non-U.S. holder may be entitled to a refund of the tax withheld which the non-U.S. holder may claim by filing a U.S. tax return with the IRS.

        Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.

        A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder's country of residence generally will be required to provide a properly executed IRS Form W-8BEN (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain On Sale, Exchange or Other Disposition of Our Common Stock

        In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder's sale, exchange or other disposition of shares of our common stock unless:

  •
  the gain is effectively connected with a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in "Distributions on Our Common Stock" also may apply;

  •
  the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence) on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any; or

  •
  we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder's holding period, if shorter) a "U.S. real property holding corporation" unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock and we were a U.S. real property holding corporation during such period. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then a purchaser may withhold 10% of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. Furthermore, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

U.S. Federal Estate Tax

        Shares of our common stock that are owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, are considered U.S. situs assets and will be included in the individual's gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

        We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in "Distributions on Our Common Stock," generally will be exempt from U.S. backup withholding.

        Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

        Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc. and Jefferies & Company, Inc., have severally agreed to purchase from us and the selling stockholders the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Jefferies & Company, Inc.

Total

        The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

        We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

        The selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. The selling stockholders will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the             shares are being offered.

        The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting discounts and commissions are         % of the initial public offering price. We and the selling stockholders have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

Total Fees
	Fee Per Share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$	$	$
Discounts and commissions paid by the selling stockholders	$	$	$

        In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $                    .

        We and the selling stockholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

        Each of our officers and directors, and substantially all of our stockholders and holders of options to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed or could be expected to result in the disposition of, any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus forms a part without the prior written consent of Deutsche Bank Securities Inc. and Jefferies & Company, Inc. and subject to limited exceptions. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options or issue shares pursuant to our equity incentive plans, and we may issue shares of our common stock in connection with a strategic partnering transaction or in exchange for all or substantially all of the equity or assets of a company in connection with a merger or acquisition.

        The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

        In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

        Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of common stock from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

        Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of this offering.

        Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of this offering.

        The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Global Market, in the over-the-counter market or otherwise.

        A prospectus in electronic format may be made available on websites maintained by underwriters other than the lead underwriters. Other than the prospectus in electronic format, the information on any underwriter's website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.

Pricing of this Offering

        Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us, the selling stockholders and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

  •
  prevailing market conditions;

  •
  our results of operations in recent periods;

  •
  the present stage of our development;

  •
  the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

  •
  estimates of our business potential.

        Under the registration rights agreement pursuant to which the selling stockholders are selling shares in this offering, holders of a majority of the shares being sold by the selling stockholders in this offering must approve the initial public offering price and the underwriting agreement.

Qualified Independent Underwriter

        Jefferies & Company, Inc. and certain of its affiliates, as of April 30, 2007, beneficially owned 8.4% of the shares of our outstanding common stock. If Jefferies & Company, Inc. or certain of its affiliates sell shares of our common stock as selling stockholders in this offering and receive more than 10% of the net proceeds of this offering, not including underwriting compensation, such parties will be deemed to have a "conflict of interest" under Rule 2710(h) of the Conduct Rules of the NASD. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a "qualified independent underwriter," as defined by the NASD. Deutsche Bank Securities Inc. has agreed to act as a

"qualified independent underwriter" within the meaning of Rule 2720 with respect to this offering and has performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part.

Other Relationships

        In addition, some of the underwriters or their affiliates have provided in the past, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business for which they have received, and may continue to receive, customary fees and commissions.

LEGAL MATTERS

        Wilmer Cutler Pickering Hale and Dorr LLP will pass upon the validity of the shares of common stock offered by this prospectus. White & Case LLP will pass upon legal matters relating to this offering for the underwriters.

EXPERTS

        Our audited consolidated financial statements as of and for the years ended December 31, 2005 and 2006 included in this prospectus have been so included in reliance on the report of McGladrey & Pullen, LLP, our independent registered public accounting firm, given on authority of said firm as experts in auditing and accounting.

        Our consolidated financial statements for the year ended December 31, 2004, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in its report appearing herein (which report includes an explanatory paragraph relating to substantial doubt of McLeodUSA's ability to continue as a going concern) and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The descriptions of the U.S. telecommunications regulatory environment set forth under "Risk Factors" and "Regulatory Environment" in this prospectus have been included under the authority of Bingham McCutchen LLP, as experts in telecommunications law. You should not rely on Bingham McCutchen LLP with respect to any other matters.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and the common stock to be sold in this offering, you should refer to the registration statement and its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference. On the closing of this offering, we will be subject to the informational requirements of the Exchange Act and will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website at www.mcleodusa.com as soon as reasonably practicable after filing such documents with the SEC.

        You can read the registration statement and our future filings with the SEC over the internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

McLEODUSA INCORPORATED AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets	F-4
Reorganized McLeodUSA as of December 31, 2006
Predecessor McLeodUSA as of December 31, 2005
Consolidated Statements of Operations and Other Comprehensive Income	F-6
Reorganized McLeodUSA for the year ended December 31, 2006
Predecessor McLeodUSA for the one day ended January 1, 2006
Predecessor McLeodUSA for the years ended December 31, 2005 and 2004
Consolidated Statements of Stockholders' Equity (Deficit)	F-7
Predecessor McLeodUSA for the years ended December 31, 2004 and 2005
Reorganized McLeodUSA for the year ended December 31, 2006
Consolidated Statements of Cash Flows	F-8
Reorganized McLeodUSA for the year ended December 31, 2006
Predecessor McLeodUSA for the one day ended January 1, 2006
Predecessor McLeodUSA for the years ended December 31, 2005 and 2004
Notes to the Consolidated Financial Statements	F-9

McGladrey & Pullen
 Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors
McLeodUSA Incorporated and Subsidiaries
Hiawatha, Iowa

        We have audited the accompanying consolidated balance sheets of McLeodUSA Incorporated and Subsidiaries as of December 31, 2006 (Reorganized McLeodUSA) and December 31, 2005 (Predecessor McLeodUSA), and the related consolidated statements of operations and other comprehensive income, stockholders' equity and cash flows for the periods from January 1, 2006 to December 31, 2006 (Reorganized McLeodUSA period), for the portion of January 1, 2006, related to the Predecessor's reorganization gain (Predecessor McLeodUSA period), and for the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the Reorganized McLeodUSA consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of McLeodUSA Incorporated and Subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the Reorganized McLeodUSA period in conformity with U.S. generally accepted accounting principles. Further, in our opinion, the Predecessor McLeodUSA consolidated financial statements referred to above present fairly, in all material respects, the financial position of McLeodUSA Incorporated and Subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the portion of January 1, 2006, related to the Predecessor's reorganization gain and for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

        As more fully described in Note 1 to the consolidated financial statements, effective January 6, 2006 the Company emerged from Bankruptcy pursuant to a plan of reorganization confirmed by the Bankruptcy Court on December 16, 2005. In accordance with American Institute of Certified Public Accountants' Statement of Position No. 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, the Company adopted fresh start accounting whereby its assets, liabilities and new capital structure were adjusted to reflect estimated fair value as of January 1, 2006. As a result the consolidated financial statements of Reorganized McLeodUSA are presented on a different basis than those of Predecessor McLeodUSA and, therefore, are not comparable in all respects.

        As discussed in Note 1 to the accompanying consolidated financial statements, effective January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment.

/s/ McGLADREY & PULLEN, LLP

Cedar Rapids, Iowa
March 21, 2007

McGladrey & Pullen, LLP is a member firm of RSM International—
an affiliation of separate and independent legal entities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
McLeodUSA Incorporated
Cedar Rapids, Iowa

        We have audited the accompanying consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31, 2004 of McLeodUSA Incorporated and subsidiaries (the "Company"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements of the Company present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

        The accompanying consolidated financial statements for the year ended December 31, 2004 have been prepared assuming that the Company will continue as a going concern. The Company's recurring losses from operations, negative net cash flows, and net stockholders' capital deficiency raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
March 25, 2005

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions, except share data)

	Reorganized McLeodUSA	Predecessor McLeodUSA
	December 31, 2006	December 31, 2005
ASSETS
Current assets
Cash and cash equivalents	$64.8	$20.0
Restricted cash	10.6	43.4
Trade receivables, net	32.1	40.7
Prepaid expenses and other	10.8	13.8
Assets held for sale	19.6	—

Total current assets	137.9	117.9

Property and equipment
Land and buildings	11.2	24.0
Communications networks	286.3	966.1
Furniture, fixtures and equipment	44.5	159.4
Networks in progress	10.7	21.6

Total property and equipment	352.7	1,171.1
Less accumulated depreciation	46.4	824.7

Net property and equipment	306.3	346.4

Intangibles and other assets
Intangibles, net	26.7	18.4
Other	8.1	3.5

Total intangibles and other assets	34.8	21.9

TOTAL ASSETS	$479.0	$486.2

The accompanying notes are an integral part of these consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions, except share data)

	Reorganized McLeodUSA	Predecessor McLeodUSA
	December 31, 2006	December 31, 2005
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Liabilities subject to compromise	$—	$728.1
Current maturities of long-term debt	—	100.0
Accounts payable	35.6	33.7
Accrued payroll and payroll related expenses	13.2	13.7
Other accrued liabilities	48.8	57.6
Deferred revenue, current portion	8.7	9.4
Liabilities related to assets held for sale	1.6	—

Total current liabilities	107.9	942.5
Long-term liabilities
Long-term debt, less current maturities	120.0	—
Deferred revenue, less current portion	19.8	18.6
Other long-term liabilities	14.2	31.3

Total liabilities	261.9	992.4

Redeemable convertible preferred stock
McLeodUSA Preferred Series A, redeemable, convertible, $0.01 par value; 10,000,000 authorized and issued; 2,265,864 outstanding at December 31, 2005	—	42.4

Stockholders' equity (deficit)
McLeodUSA Common, Class A $0.01 par value; 1,886,249,986 authorized, 201,972,902 issued and outstanding at December 31, 2005	—	2.0
McLeodUSA Common, Class B $0.01 par value; 78,203,135 authorized, issued and outstanding at December 31, 2005	—	0.8
McLeodUSA Common, Class C $0.01 par value; 35,546,879 authorized, issued and outstanding at December 31, 2005	—	0.3
McLeodUSA Preferred Series B, $0.01 par value; 10 authorized, issued and outstanding at December 31, 2005	—	—
McLeodUSA Warrants	—	22.6
Reorganized McLeodUSA Common, Class A $0.01 par value; 37,500,000 authorized, 30,750,000 issued and outstanding at December 31, 2006	0.3	—
Additional paid-in capital	245.0	1,082.1
Accumulated deficit	(28.3)	(1,656.4)
Accumulated other comprehensive income	0.1	—

Total stockholders' equity (deficit)	217.1	(548.6)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$479.0	$486.2

The accompanying notes are an integral part of these consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

(In millions, except per share data)

	Reorganized McLeodUSA	Predecessor McLeodUSA
			December 31,
	December 31, 2006	January 1, 2006
			2005	2004
Revenue	$544.7	$—	$635.0	$716.2
Operating expenses:
Cost of service (exclusive of depreciation and amortization expense shown separately below)	315.8	—	362.1	393.8
Selling, general and administrative	181.7	—	217.4	268.4
Depreciation and amortization	60.1	—	212.9	356.8
Impairment charge	—	—	277.8	263.1
Reorganization items, net	—	(18.5)	20.2	—
Restructuring charges (adjustment)	2.4	—	23.9	(0.2)

Total operating expenses	560.0	(18.5)	1,114.3	1,281.9

Operating (loss) income	(15.3)	18.5	(479.3)	(565.7)

Nonoperating (expense) income:
Interest expense, net of amounts capitalized (including related party interest expense of $4.9 million during 2006)	(12.7)	—	(65.3)	(48.2)
Other income (expense)	(0.3)	—	9.8	(10.6)
Gain on cancellation of debt	—	728.1	—	—

Total nonoperating (expense) income	(13.0)	728.1	(55.5)	(58.8)

Net (loss) income	(28.3)	746.6	(534.8)	(624.5)
Preferred stock dividend	—	—	(1.3)	(2.9)

Net (loss) income applicable to common shares	(28.3)	746.6	(536.1)	(627.4)

Basic and diluted (loss) income per common share	$(0.94)	$2.36	$(1.71)	$(2.12)

Weighted average shares outstanding	30.0	315.7	313.2	296.2

Other comprehensive income:
Unrealized holding gains arising during the period	$0.1	$—	$—	$—

Comprehensive (loss) income	$(28.2)	$746.6	$(534.8)	$(624.5)

The accompanying notes are an integral part of these consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

(In millions)

	Common Stock
Predecessor McLeodUSA				Preferred Series B		Additional Paid-In Capital	Accumulated Deficit
	Class A	Class B	Class C		Warrants			Total
Balance December 31, 2003	$1.8	$0.8	$0.3	$—	$22.6	$993.3	$(497.1)	$521.7
Net loss	—	—	—	—	—	—	(624.5)	(624.5)
Stock based compensation	—	—	—	—	—	0.3	—	0.3
Preferred stock conversions	0.1	—	—	—	—	58.5	—	58.6
Preferred stock dividends	—	—	—	—	—	(2.9)	—	(2.9)

Balance December 31, 2004	$1.9	$0.8	$0.3	$—	$22.6	$1,049.2	$(1,121.6)	$(46.8)
Net loss	—	—	—	—	—	—	(534.8)	(534.8)
Preferred stock conversions	0.1	—	—	—	—	34.2	—	34.3
Preferred stock dividends	—	—	—	—	—	(1.3)	—	(1.3)

Balance December 31, 2005	$2.0	$0.8	$0.3	$—	$22.6	$1,082.1	$(1,656.4)	$(548.6)

Reorganization Adjustments	(2.0)	(0.8)	(0.3)	—	(22.6)	(1,082.1)	1,656.4	548.6

Balance January 1, 2006	$—	$—	$—	$—	$—	$—	$—	$—

Reorganized McLeodUSA	Class A Common Stock	Additional Paid-In Capital	Accumulated Deficit	Other Comprehensive Income	Total
Balance January 1, 2006	$—	$—	$—	$—	$—
Issuance of equity of Reorganized McLeodUSA	0.3	240.1	—	—	240.4
Net loss	—	—	(28.3)	—	(28.3)
Unrealized holding gains	—	—	—	0.1	0.1
Stock compensation expense	—	4.9	—	—	4.9

Balance December 31, 2006	$0.3	$245.0	$(28.3)	$0.1	$217.1

The accompanying notes are an integral part of these consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

		Predecessor McLeodUSA
	Reorganized McLeodUSA
			Year Ended
	Year Ended Dec 31, 2006	One Day Jan 1, 2006	Dec 31, 2005	Dec 31, 2004
Cash Flow from Operating Activities
Net loss	$(28.3)	$746.6	$(534.8)	$(624.5)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	51.9	—	158.5	298.6
Amortization	8.2	—	54.4	58.2
Amortization of deferred financing fees	0.5	—	4.7	4.2
Accretion of interest	1.4	—	3.8	3.6
(Gain) loss on sale of assets	(0.4)		(9.3)	12.2
Gain on cancellation of debt	—	(728.1)	—	—
Non-cash reorganization items	—	(18.5)	13.8	—
Non-cash restructuring adjustment	—	—	—	(0.2)
Impairment charge	—	—	277.8	263.1
Stock compensation expense	4.9	—	—	—
Changes in assets and liabilities:
Trade receivables	7.9	—	16.8	9.0
Prepaid expenses and other	5.3	—	4.0	7.3
Accounts payable and accrued expenses	(6.8)	—	20.5	(16.6)
Deferred revenue	1.1	—	4.2	1.8

Net cash provided by operating activities	45.7	—	14.4	16.7

Cash Flows from Investing Activities	—	—	—	—
Purchase of property and equipment	(31.9)	—	(35.9)	(49.4)
Deferred line installation costs	(17.0)	—	(26.3)	(28.8)
Proceeds from sale of assets	2.7	—	61.2	24.8
Decrease (increase) in restricted cash	31.7	—	(43.4)	—

Net cash used in investing activities	(14.5)	—	(44.4)	(53.4)

Cash Flows from Financing Activities
Payments on long term debt	(110.0)	—	—	(27.0)
Proceeds from long-term debt	130.0	—	—	60.0
Deferred financing fees	(6.4)	—	—	(2.8)

Net cash provided by financing activities	13.6	—	—	30.2

Net increase (decrease) in cash and cash equivalents	44.8	—	(30.0)	(6.5)
Cash and cash equivalents
Beginning	20.0	20.0	50.0	56.5

Ending	$64.8	$20.0	$20.0	$50.0

Supplemental Disclosure of Cash Flow Information
Cash payments for interest, net of capitalized amounts	$7.6	$—	$6.7	$42.6

Supplemental Schedule of Noncash Investing and Financing Activities
Principal amount converted of Redeemable Preferred Series A to Class A common stock	$—	$—	$34.3	$58.6

Accrued capital expenditures	$0.8	$—	$1.2	$—

Preferred stock dividends	$—	$—	$1.3	$2.9

The accompanying notes are an integral part of these consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

        Nature of Business:    McLeodUSA Incorporated ("McLeodUSA" or the "Company"), a Delaware corporation, through its subsidiaries, provides integrated local, long distance, data, Internet and other advanced telecommunications services in 25 Midwest, Southwest, Northwest and Rocky Mountain states. McLeodUSA's business is highly competitive and is subject to various federal, state and local regulations.

        The Company derives its revenue from its core telecommunications and related communications services. These include providing internet protocol- ("IP"), based communications services to small- and medium-sized enterprises, and traditional circuit-switched telephony services to commercial and residential customers. The Company provides a wide variety of broadband IP-based voice and data solutions, including local and long distance voice, dedicated broadband internet access, email, virtual private networking, managed network security, conference calling, high capacity private line services and other integrated voice and data services. It delivers integrated IP-based communications solutions to customers over a high-speed broadband connection over its private managed secure network. The Company also provides wholesale communications services to other communications services providers.

        On October 28, 2005, the Company and certain of its subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Illinois (the "Bankruptcy Court"). The Company filed its plan of reorganization (the "Plan") with the Bankruptcy Court on October 19, 2005 and was confirmed on December 15, 2005 with the confirmation order entered by the Bankruptcy Court on December 16, 2005. The Plan became effective and the Company legally emerged from Chapter 11 on January 6, 2006 (the "Effective Date"). Accordingly, the accompanying consolidated financial statements have been prepared in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code, ("SOP 90-7") and on a going concern basis which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. In accordance with SOP 90-7, the financial statements for the periods presented distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the Company. See Note 2 for further discussion of the Bankruptcy Court proceedings and the structure of the Plan.

        Background of the Restructuring:    The Company competes against large, financially strong competitors with well-known brands. The regulatory and competitive environment had not allowed the Company to obtain performance levels projected, and as a result the Company's balance sheet was too highly leveraged relative to the Company's operating performance. The Company did not believe it would be able to service its debt level through maturity, or to refinance that debt when it matured. Faced with this set of circumstances, in late 2004 the Company began evaluating its strategic alternatives. The principal alternatives available to the Company were a sale of the Company (in one or more transactions) or a restructuring of the balance sheet coupled with certain operational changes to reduce debt-service requirements and improve free cash flow.

        On March 16, 2005, the Company and holders of a majority of the debt under its Credit Agreement dated May 31, 2000, as amended (the "Credit Agreement") and its Exit Credit

Agreement, dated April 16, 2002, as amended (the "Exit Facility" or collectively, the "Credit Facilities"), entered into a forbearance agreement. Pursuant to the forbearance agreement, the lenders agreed to forbear from exercising certain default related remedies against the Company, including with respect to the non-payment of principal and certain interest payment obligations under the Credit Facilities. The initial forbearance agreement expired on May 23, 2005, but was extended on four occasions until October 31, 2005. The forbearance agreement, as amended, among other things, limited the Company's ability to sell certain assets without prior approval of the lender group and required the Company to accrue two additional percentage points of interest on the outstanding loan balances.

        During the forbearance period, the Company explored the possibilities of selling all or pieces of the Company and solicited interest from potential acquirers. All indications of interest received were for a level of net sale proceeds below the amounts required to pay obligations under the Credit Facilities in full. Only one indication of interest for the entire Company was received, and that indication of interest was withdrawn at an early stage. As a result, the majority of the lenders indicated that they did not support continuation of the sale process and desired to have the Company proceed with a restructuring. After taking such views into account, the Company determined not to pursue the continuation of the sale process.

        On a parallel path with efforts to solicit interest from third parties regarding a potential sale of the Company, the Company discussed with a committee of its lenders the terms of a financial restructuring that would convert the majority of the debt under the Credit Agreement into equity and transfer ownership of the Company to the lenders under the Credit Agreement. The Company decided to proceed with this financial restructuring in light of the results of the sale process described above. To minimize the amount of time the Company would spend in Chapter 11 and the disruption to the Company's operations and thus maximize the value of the Company for the benefit of its stakeholders, the Company, after discussions with a committee of its lenders, concluded that the proposed restructuring should be implemented through a prepackaged plan of reorganization. The Company believed that the value of its businesses would be damaged significantly by a prolonged Chapter 11 case.

        Basis of Presentation:    The consolidated financial statements include those of McLeodUSA and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

        As noted above, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, and during the period from October 28, 2005 to the Effective Date, operated as a debtor-in-possession. The Company adopted the provisions of SOP 90-7 upon commencement of the Bankruptcy Court proceedings. As discussed in Note 3, the Company implemented fresh start accounting under the provisions of SOP 90-7 as of January 1, 2006. Under the fresh start accounting provisions of SOP 90-7, the fair value of the reorganized Company was allocated to its assets and liabilities, and its accumulated deficit eliminated. The adoption of fresh start accounting on January 1, 2006, had a material effect on the financial statements of McLeodUSA. As a result, the historical financial statements are not comparable to financial statements of the Company published for periods following the implementation of fresh start accounting. Throughout these financial statements, Predecessor

Company refers to periods prior to the implementation of fresh start. Reorganized Company refers to McLeodUSA and its operations subsequent to emergence.

        Accounting estimates:    The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates significant to the financial statements include allowance for doubtful accounts, carrier access billing disputes, line cost disputes, internal capitalization rates, restructuring reserves, impairment of long-lived assets, asset retirement obligations, valuation allowances on deferred income taxes, regulation and litigation matters and depreciation and amortization periods. Actual results could differ from those estimates.

        Cash and cash equivalents:    The Company considers all highly liquid debt instruments purchased with a maturity generally of three months or less and all certificates of deposit to be cash equivalents. Included in cash and cash equivalents at December 31, 2006 was $46.9 million of available-for-sale securities with a cost basis of $46.8 million. The Company did not have any available-for-sale securities at December 31, 2005.

        Restricted cash:    In accordance with the forbearance agreement amongst the Company and its lenders, the proceeds from certain asset sales were to be placed in escrow with the lending agent. During 2005, the Company sold three aircraft, certain fiber assets, and its headquarters building in Cedar Rapids, Iowa for $43.4 million, which was placed in escrow and was classified as restricted cash in the Company's consolidated balance sheet as of December 31, 2005. In accordance with the Plan, upon the Company's emergence from bankruptcy, the funds held in escrow were used to make various payments in accordance with the Plan, including $27.3 million for debt repayment and $5.6 million for lease rejection claims.

        On September 28, 2006, the Company refinanced its outstanding debt obligations under its credit facility dated January 6, 2006, with $120.0 million of private placement bonds. As a result, the Company's outstanding letters of credit are required to be cash collateralized at 105% of face value. At December 31, the Company was in the process of exchanging a letter of credit that resulted in additional cash collateral in excess of the 105% of the outstanding letters of credit balance of $0.5 million. This cash collateral totaled $9.3 million at December 31, 2006, of which $8.2 million was classified as restricted cash in the current assets sections of the Company's consolidated balance sheet as of December 31, 2006, and $1.1 million was classified as noncurrent because the Company did not expect to have access to those funds within the next 12 months.

        The Company has disputed and is continuing to dispute certain charges billed by AT&T. In accordance with various interconnection agreements between the Company and AT&T, the Company must deposit the disputed amounts into an interest bearing escrow account with a third party escrow agent. There was $2.4 million held in escrow for such disputes that has been classified as restricted cash in the Company's consolidated balance sheet as of December 31, 2006.

        Trade accounts receivable:    Trade accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Trade accounts receivable are written off when deemed uncollectible. Recoveries of trade accounts receivable previously written off are recorded when received. The provision for doubtful accounts charged to expense was approximately $1.9 million for the year ended December 31, 2006, $20.6 million for the year ended December 31, 2005, and $6.6 million for the year ended December 31, 2004. During the year ended December 31, 2005, the Company recorded charges totaling $15.7 million related to settlements and allowances with respect to certain interstate and intrastate access charge disputes.

        Property and equipment:    In accordance with the provisions of SOP 90-7, all property and equipment was recorded at its estimated fair value as of the Effective Date. Assets acquired after January 6, 2006 are stated at historical cost. Networks in progress includes construction costs, internal labor, overhead and interest capitalized during the construction and installation of fiber optic networks as well as new and reusable parts to maintain those fiber optic networks. The Company capitalized interest of $0.7 million, $0.8 million and $1.7 million for the years ended December 31, 2006, 2005 and 2004, respectively, as part of its construction of fiber optic networks. These costs are considered in progress until the networks become operational at which time the costs are reclassified as communications network assets. The provision for depreciation of property and equipment is recorded using the straight-line method based on the following estimated useful lives:

Years
Buildings	15-27
Communications networks	3-15
Furniture, fixtures and equipment	3-10

        The Company's telecommunications networks are subject to technological risks and rapid market changes due to new products and services and changing customer demand. These changes may result in changes in the estimated useful lives of these assets.

        Impairment:    In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), whenever events or changes in circumstances indicate that the carrying amount of its long-lived assets may not be recoverable, the Company evaluates long-lived assets to be held and used for impairment. The Company recognizes an impairment loss if the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. During 2005, the Company performed an evaluation of the recoverability of its property and equipment that indicated that certain of its long-lived assets were impaired. See further discussion in Note 13.

        Goodwill:    In accordance with SFAS No. 142, Accounting for Goodwill and Other Intangible Assets ("SFAS 142"), the goodwill resulting from the allocation of the April 2002 reorganization equity value was not amortized but reviewed at least annually for impairment or more frequently when an event occurred or circumstances changed that would more likely than not reduce the fair value below its carrying amount. The Company established July 1 as the date for its annual impairment test. SFAS 142 required the identification of reporting units and the application of a two-step approach to assess goodwill impairment. The Company defined reporting units during its transitional and annual goodwill impairment tests as an operating segment comprised of the consolidated operations of McLeodUSA. In order to identify potential impairment, impairment tests of goodwill were performed by comparing the fair value of its reporting unit with its carrying amount, including goodwill. The fair value of goodwill was estimated using a discounted cash flow valuation model. During the 2004 annual impairment test of the Company, the carrying amount of its reporting unit exceeded its fair value, and the impairment loss was measured in the second step by comparing the implied fair value of goodwill, determined in the same manner as in a business combination, with its carrying amount. These tests concluded that goodwill was fully impaired. See further discussion in Note 13.

        Intangibles:    Intangibles consist of customer lists, trade names, and line installation costs incurred in the establishment of local access lines for customers. The customer lists are being amortized using the straight-line method over 60 months. The deferred line installation costs are being amortized using the straight-line method over 20 to 60 months, which approximate the expected service lives of residential and business customers. Prior to the Effective Date, the McLeodUSA trade name was determined to have an indefinite life and was not amortized but reviewed annually for impairment. The Company applied an income approach using a "relief from royalty" method in valuing its trade name. This approach assumes that by virtue of having ownership of the subject trade name, the Company does not have to pay royalties for the rights and privileges to use it in the production and marketing of its products. The fair value of such ownership is expressed using a cash flow valuation model of the expected net royalty savings over a projection period. The trade name PrimeLine was determined to have a finite life and was amortized over 36 months. During the years ended December 31, 2004 and 2005 the Company concluded that certain of its intangible assets, principally the McLeodUSA trade name, were partially impaired. See further discussion in Note 13. In connection with the implementation of fresh start, the McLeodUSA trade name was determined to have a finite life and is being amortized over 48 months.

        Segment reporting:    The Company operates its business as a single segment, engaging in the provision of telecommunications services based upon a single, integrated, interconnected telecommunications network in 20 Midwest, Southwest, Northwest and Rocky Mountain States. This segment includes all services offered by the Company, comprised of telecommunications products provided over this single integrated network including local and long-distance services, access services, and private line and data services. Management reviews operating results, assesses performance and allocates resources on a company-wide, single segment basis.

        The following services comprise total revenue (in millions):

	Year Ended December 31,
	2006	2005	2004
Local	$286.7	$324.0	$365.1
Long distance	104.9	130.4	133.8
Data services and other	97.5	112.0	131.7
Carrier access	43.3	51.4	76.9
Indefeasible rights of use agreements including those that qualify as sales type leases	12.3	17.2	8.7

	$544.7	$635.0	$716.2

        Income tax matters:    The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Net deferred tax assets are reduced by a valuation allowance when appropriate. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. See further discussion in Note 18.

        Revenue recognition:    Revenue is derived primarily from business telephony services, including dedicated transport, local, switched, long distance, data, and high-speed Internet access services. The Company's customers are principally small and medium-sized businesses and residential customers in its 25-state footprint. Revenue for dedicated transport, data, Internet, and the majority of switched services exclusive of switched access is generally billed in advance on a fixed rate basis and recognized over the period the services are provided. Revenue for the majority of switched access and long distance is generally billed on a transactional basis determined by customer usage with some fixed rate elements. The transactional elements of switched services are billed in arrears and estimates are used to recognize revenue in the period earned. The fixed rate elements are billed in advance and recognized over the period the services are provided.

        The revenue from indefeasible rights to use fiber optic telecommunications network facilities is recognized over the term of the related lease unless it qualifies as a sales type lease, on which revenue is recognized at the time the sale criteria in SFAS 66, Accounting for Sales of Real Estate, are met. Base annual revenue for telecommunications network maintenance is recognized on a straight-line basis over the term of the contract. Additional services provided under these contracts are recognized as the services are performed.

        Key business suppliers:    Qwest Communications International, Inc. and AT&T Inc., formerly SBC Communications, Inc., are the Company's primary suppliers of non-owned local central office switching and local lines.

        Advertising costs:    Advertising costs totaling $1.2 million, $1.5 million and $9.1 million for the years ended December 31, 2006, 2005 and 2004, respectively, were expensed as incurred.

        Other comprehensive income:    During the year ended December 31, 2006, there were no reclassification adjustments for gains or losses included in net income.

Stock-based Compensation

McLeodUSA Incorporated 2002 Omnibus Plan

        The Company established the McLeodUSA Incorporated 2002 Omnibus Equity Plan (the "2002 Omnibus Plan") on April 16, 2002. Under the 2002 Omnibus Plan awards were made to officers and key employees of the Company or to any of the affiliates of McLeodUSA, to non-employee directors and to other non-employee service providers and consultants whose participation in the 2002 Omnibus Plan was determined to be in the best interests of the Company by the full Board of Directors or a committee thereof. The 2002 Omnibus Plan was terminated by the Board of Directors in 2006 and all outstanding stock options issued under the 2002 Omnibus Plan were canceled upon the Company's emergence from bankruptcy on January 6, 2006.

McLeodUSA Incorporated 2006 Omnibus Equity Plan

        On March 22, 2006, the board of directors of Reorganized McLeodUSA established the 2006 Omnibus Equity Plan. The 2006 Omnibus Equity Plan reserves a maximum of 3,100,000 shares of Common Stock for issuance in the form of restricted stock or stock option awards. The 2006 Omnibus Equity Plan is administered by a committee established at the discretion of the Company's board of directors consisting of either the full board of directors or a committee of the board of directors. The committee may grant options or shares of restricted stock in such amounts and with such terms and conditions, as the committee shall determine, subject to the provisions of the plan.

Stock Options

        Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R, Share Based Payment: An amendment of FASB Statement No. 123 and FASB Statement No. 95 ("SFAS 123R"), which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values. Prior to the adoption of SFAS 123R, the Company accounted for its stock-based compensation under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and related interpretations. The Company has used the modified prospective method of application for its adoption of SFAS 123R and records the compensation expense on a straight-line basis over the service period. The Company recorded stock-based compensation expense under SFAS 123R for stock option awards of $4.0 million for the year ended December 31, 2006. As of December 31, 2006, there was $3.8 million of unrecognized compensation expense related to unvested options granted under the Company's share-based payment plans. The expense is expected to be recognized over a weighted-average requisite service period of 5.2 years.

        The Company records compensation expense for employee stock options based on the estimated fair value of the options on the date of grant using assumptions required by

SFAS 123R. To determine the fair value, the Company has elected to use the Black-Scholes option-pricing model. The weighted-average fair value of options granted was $5.02, $0.55 and $0.90 for the years ended December 31, 2006, 2005 and 2004, respectively, with the following weighted average assumptions:

	Year Ended December 31,
	2006	2005	2004
Expected volatility	60%	149%	103%
Risk-free interest rate	4.9%	3.7%	3.3%
Dividend yield	0%	0%	0%
Expected term	6 years	5 years	5 years

        The expected volatility for 2006 was based on an analysis of the trading activity of a number of companies in the telecommunications industry over a period commensurate with the expected term of the options granted. During 2004 and 2005, volatility was based on the Company's historical trading activity. The average risk free rate was determined using the U.S Treasury rate for the nearest period that coincides with the expected term. The dividend yield is 0% because the Company has never paid dividends and is restricted from doing so under the terms of its debt agreement. The expected term was determined by using the "short-cut" method, which averages the vesting period and the contractual term.

        Pro forma information regarding net loss and net loss per share for the years ended December 31, 2005 and 2004 is required by SFAS 123, Accounting for Stock-Based Compensation, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The following table illustrates the effect on net loss per share for the years ended December 31, 2005 and 2004, as if the Company had applied the fair value recognition provision of SFAS 123 to stock-based employee compensation (in millions except per share data):

	Year Ended December 31,
	2005	2004
Net loss applicable to common shares, as reported	$(536.1)	$(627.4)
Less: Total stock-based employee compensation expense determined under fair value based methods	(3.5)	(11.3)

Pro forma net loss applicable to common shares	$(539.6)	$(638.7)

Loss per share:
Basic and diluted, as reported	$(1.71)	$(2.12)

Basic and diluted, pro forma	$(1.72)	$(2.16)

        Activity under the option plan as of December 31, 2006 and changes during the year ended December 31, 2006 were as follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)		(in years)	(in millions)
Outstanding at January 1, 2006	—
Granted	1,711	$8.37
Exercised	—
Forfeited	110	8.33

Outstanding at December 31, 2006	1,601	$8.38	5.2	$1.5

Vested and exercisable at December 31, 2006	438	$8.38	5.2	$0.4

        The aggregate intrinsic value is calculated as the difference between the exercise price and market value of the underlying common stock as of December 31, 2006.

        Information on stock option grants since May 2006 is as follows:

For Quarter Ended	Shares	Weighted-Average Common Stock Fair Value	Weighted-Average Exercise Price	Intrinsic Value(1)
	(in thousands)
June 30, 2006	901	$8.29	$8.33	$—
September 30, 2006	810	8.42	8.42	—

	1,711	$8.35	$8.37	$—

(1)
Intrinsic Value reflects the amount by which the fair value of the shares underlying the options as of the grant date exceeds the exercise price.

        The fair value of the common stock was determined based on contemporaneous valuations.

Restricted Common Stock

        In 2006, the Company granted 750,000 shares of restricted common stock to its Chief Executive Officer with a weighted average grant date fair value of $6.00, with restrictions that lapse upon the achievement of specific performance and market conditions. The fair value of the restricted shares tied to performance conditions was based upon the market value of the underlying equity of the Company. The fair value of the restricted shares tied to market conditions was determined using a Monte Carlo simulation valuation technique. The Company recognizes compensation expense for the restricted stock awards over the expected requisite service period. Total compensation expense related to restricted stock awards for the year ended December 31, 2006 was $0.9 million. As of December 31, 2006, there was $3.6 million of unrecognized compensation expense related to restricted stock awards. None of the restricted shares have vested as of December 31, 2006. The remaining expense is expected to be recognized over a weighted-average requisite service period of 1.4 years. 450,000 shares of the restricted stock vest immediately upon the completion of an initial public offering of the Company's equity. The Company intends to file a registration statement with the Securities and Exchange Commission to register its common shares during the first quarter of 2007. Completion of the initial public offering in the second quarter of 2007 would result in the acceleration of vesting and an additional $1.1 million of stock compensation expense during 2007.

Basic and diluted loss per common share

        Loss per common share has been computed using the weighted average number of shares of common stock outstanding. All stock options granted, and the Predecessor Company convertible preferred stock and Predecessor Company warrants outstanding are anti-dilutive, and are therefore excluded from the computation of earnings per share. The Predecessor Company convertible preferred stock, warrants and options were considered to be canceled for purposes of calculating diluted earnings per share for the one day ended January 1, 2006. The restricted stock issued during 2006 has been excluded from the calculation of basic earnings per share because it is contingently returnable to the Company unless certain conditions, as described previously in this footnote, are met.

New accounting pronouncements

        The Financial Accounting Standards Board ("FASB") has issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 provides guidance for recognizing and measuring tax positions taken or expected to be taken in a tax return that directly or indirectly affect amounts reported in the financial statement. FIN 48 also provides accounting guidance for related income tax effects of tax positions that do not meet the recognition threshold specified in this interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 during the first quarter of 2007 did not have a material effect on the Company's consolidated financial statements.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"), which is intended to provide guidance for using fair value to measure assets and liabilities. In general, this pronouncement is intended to establish a framework for determining fair value and to expand the disclosures regarding the determination of fair value. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007.

        During 2006, the FASB Emerging Issues Task Force ("EITF") issued EITF No. 06-3, How Taxes Collected from Customers and Remitted to Government Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation.) This consensus concludes that the presentation on either a gross or net basis of any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer is an accounting policy decision that should be disclosed. For any such taxes that are reported on a gross basis, a company should disclose the amount of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The consensus should be applied to financial reports for interim and annual periods beginning after December 15, 2006. The Company does not expect its adoption of EITF No. 06-3 to have a material effect on its consolidated financial statements.

        In December 2006, the FASB issued FASB Staff Position on EITF No. 00-19, Accounting for Registration Payment Arrangements. This FASB Staff Position, or FSP, addresses an issuer's accounting for registration payment arrangements, specifying that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. This FSP further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable generally accepted accounting principles without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. This FSP is effective for new and modified registration payment arrangements. Registration payment arrangements that were entered into before the FSP was issued would become subject to its guidance for fiscal years beginning after December 15, 2006 by recognizing a cumulative-effect adjustment in retained earnings as of the year of adoption. The Company does not expect its adoption of this FSP will have a material affect on its consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company will be required to adopt SFAS 159 on January 1, 2008. The Company has not completed its evaluation of the effect of SFAS 159.

Note 2. Chapter 11 Proceedings

        As discussed above in Note 1, on October 28, 2005, the Company and certain of its subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court. The Company's Plan was filed with the Bankruptcy Court on October 19, 2005 and was confirmed on December 15, 2005 with the confirmation order entered by the Bankruptcy Court on December 16, 2005. The general unsecured creditors of the Company were unaffected by the Chapter 11 proceedings and the Plan. The Plan provided for, among other things:

  •
  The elimination of approximately $677.3 million of indebtedness and accrued interest of $50.8 million under the Credit Facilities;

  •
  In exchange for the cancellation of the $677.3 million of debt and the unpaid interest thereon, the lenders received their pro rata share of 100% of the new common stock of Reorganized McLeodUSA;

  •
  The cancellation of all of the McLeodUSA Series A Redeemable Convertible Preferred Stock, Series B Preferred Stock, Class A Common Stock, Class B Common Stock, Class C Common Stock and Warrants upon the Effective Date;

  •
  The elimination of certain lease agreements in exchange for termination payments of approximately $5.6 million; and

  •
  The conversion of the $100 million Exit Facility to $82.7 million of new term loans (after the retirement of $27.3 million through the sale of certain assets and proceeds of $10 million from new term loans).

        Liabilities subject to compromise:    The Company's December 31, 2005 balance sheet included $728.1 million of total liabilities subject to compromise that consisted of the following (in millions):

Balances outstanding under the Credit Agreement	$677.3
Accrued interest	50.8

$728.1

        Reorganization items, net:    SOP 90-7 requires that financial statements for the period following the Chapter 11 filing through the emergence date distinguish transactions that are directly associated with the reorganization from the ongoing operations of the business. These transactions are reported separately as reorganization items, net, in the Company's consolidated statement of operations. On January 1, 2006, the Company recorded a gain of $18.5 million in reorganization items due to the change in the discount rate used to value its asset retirement obligation. Reorganization items consisted of the following for the year ended December 31, 2005 (in millions):

Write off of deferred financing fees	$9.2
Professional fees	4.5
Predecessor Company director & officer insurance	4.6
Incremental lease rejection claims	1.9

$20.2

        Upon filing for Chapter 11 protection on October 28, 2005, the impaired interest on the Credit Facilities and the preferred stock dividends ceased to accrue by operation of law. Contractual interest and contractual preferred stock dividends were $11.7 million and $0.2 million, respectively, for the period October 29, 2005 to December 31, 2005.

Note 3. Fresh-start Accounting

        As discussed in Note 1, the Company adopted the provisions of fresh start accounting as of the beginning of business on January 1, 2006. The value of the Company's reorganization equity value or fair value of Reorganized McLeodUSA was based on two different valuation methods: the income approach and the market approach. These were used to formulate value indications that were used, in turn, to formulate the estimate of the reorganization equity value of Reorganized McLeodUSA. The market approach analyzes the financial statements of comparable publicly-traded companies and compares their performances with that of McLeodUSA. The income approach utilized a discounted cash flow based on management's projections of future operating results. These indications of the Company's enterprise value were then adjusted for the Company's working capital deficit and net debt to arrive at an estimated reorganization equity value of $240.4 million. These indications of fair value contain significant estimates as to the Company's projected operating profit, cash flow and certain other items for the years 2006 through 2010. The estimates were based on a number of assumptions regarding the Company's anticipated future performance, industry performance, general business and economic conditions and other matters.

        SOP 90-7 requires an allocation of the reorganization equity value in conformity with procedures specified by APB 16, Business Combinations, as amended by SFAS 141, Business Combinations, for transactions reported on the basis of the purchase method. In order to estimate the value of the Company's noncurrent and intangible assets, three generally accepted approaches to valuation were relied upon: the income approach, sales comparison approach, and cost approach. The method or methods most appropriate for each asset type analyzed were selected as follows:

  •
  Land.    The sales approach was used to estimate the fair value of land. A sample of land properties was selected for market analysis and the overall adjustment was applied to the remaining properties.

  •
  Property and equipment other than land.    The remaining tangible assets were valued based on the cost approach. The cost approach is based on the current cost to recreate or duplicate the asset less an appropriate allowance for depreciation. The cost approach requires significant assumptions regarding the allowance for physical depreciation based on the condition of the asset, functional obsolescence based on whether a current replacement asset would have greater functionality, and economic obsolescence caused by external factors such as market conditions.

  •
  McLeodUSA trade name.    The McLeodUSA trade name was valued using a relief from royalty method that assumes that McLeodUSA does not have to pay royalties because it owns the trade name. This approach requires significant estimates of the royalty rate applied to the forecast of net sales.

  •
  Deferred line installation costs.    The value of the deferred line installation costs was estimated utilizing the cost approach and requires estimates as to the cost associated with the installation of the number of lines the Company had in service on December 31, 2005.

        The Company used this estimate of fair value as the basis for its impairment charge during the fourth quarter of 2005. As a result of the impairment charges recorded as of December 31, 2005, the fresh start adjustments on the following table are to revalue the asset retirement obligation using current discount rates in accordance with FAS 143 and to reset accumulated depreciation.

A reconciliation of the adjustments recorded in connection with the debt restructuring and the adoption of fresh start accounting is presented below (in millions):

	Predecessor McLeodUSA 12/31/2005	Debt Restructuring		Fresh-start Adjustments (d)	Pro-Forma Reorganized McLeodUSA 12/31/2005
Assets
Current assets
Cash & cash equivalents	$20.0	$10.0	(a)	$—	$30.0
Restricted cash	43.4	(27.3	)(a)	—	16.1
Trade receivables, net	40.7	—		—	40.7
Prepaid expense and other	13.8	—		—	13.8

Total current assets	117.9	(17.3)		—	100.6

Property and equipment
Land and buildings	24.0	—		(13.7)	10.3
Communications networks	966.1	—		(673.8)	292.3
Furniture, fixtures and equipment	159.4	—		(122.9)	36.5
Networks in progress	21.6	—		(14.3)	7.3

Total property & equipment	1,171.1	—		(824.7)	346.4
Less accumulated depreciation	(824.7)	—		824.7	—

Net property and equipment	346.4	—		—	346.4

Intangibles and other assets
Other intangibles, net	18.4	—		—	18.4
Other non-current	3.5	—		—	3.5

Total intangibles and other assets	21.9	—		—	21.9

TOTAL ASSETS	$486.2	$(17.3)		$—	$468.9

Liabilities and Stockholders' Equity
Current liabilities
Liabilities subject to compromise	728.1	(728.1	)(b)	—	—
Current maturities of long-term debt	100.0	(100.0	)(a)	—	—
Accounts payable	33.7	—		—	33.7
Accrued payroll and payroll related expenses	13.7	—		—	13.7
Other accrued liabilities	57.6	—		—	57.6
Deferred revenue, current portion	9.4	—		—	9.4

Total current liabilities	942.5	(828.1)		—	114.4

Long-term debt, less current maturities	—	82.7	(a)	—	82.7
Deferred revenue, less current portion	18.6	—		—	18.6
Other long-term liabilities	31.3	—		(18.5)	12.8

Total liabilities	992.4	(745.4)		(18.5)	228.5

Redeemable convertible preferred stock
McLeodUSA Preferred Series A	42.4	(42.4	)(c)	—	—

Stockholders' deficiency
McLeodUSA Common, Class A	2.0	(2.0	)(c)	—	—
McLeodUSA Common, Class B	0.8	(0.8	)(c)	—	—
McLeodUSA Common, Class C	0.3	(0.3	)(c)	—	—
McLeodUSA Preferred Series B	—	—	(c)	—	—
McLeodUSA Warrants	22.6	(22.6	)(c)	—	—
Reorganized McLeodUSA Common, Class A	—	0.3	(b)	—	0.3
Additional paid-in capital	1,082.1	—		(842.0)	240.1
Accumulated deficit	(1,656.4)	795.9	(b)(c)	860.5	—

Total stockholders' equity	(548.6)	770.5		18.5	240.4

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$486.2	$(17.3)		$—	$468.9

a)
It was a material condition to the effectiveness of the Plan that the Predecessor Company secure new financing. On January 6, 2006, the Company restructured its Exit Facility into two term loans (the "Term Loans"). The Company used the proceeds from the sale of the Company's headquarters building totaling $27.3 million to reduce the amount outstanding from $100.0 million to $72.7 million. The Term Loans also consisted of an additional $10.0 million that was funded upon emergence.

b)
To record the discharge of indebtedness, including accrued interest, in accordance with the Plan, and the issuance of 30,000,000 shares of Reorganized McLeodUSA Class A Common Stock to the lenders under the Credit Agreement resulting in a gain on the cancellation of debt of $728.1 million in the 2006 statement of operations.

c)
To eliminate Predecessor McLeodUSA Class A Common Stock, Class B Common Stock, Class C Common Stock, Series A Preferred Stock, Series B Preferred Stock and Warrants.

d)
To reallocate the estimated fair market value of property and equipment and adjust the carrying value of the asset retirement obligation based on current discount rates resulting in reorganization income of $18.5 million in the 2006 statement of operations.

        In connection with the fresh start valuation, property and equipment in service as of December 31, 2005 was assigned the following remaining lives over which to record depreciation expense. Any assets placed in service after December 31, 2005 will be depreciated over the estimated lives as described in Note 1.

Years
Buildings	13
Communications networks	5-15
Furniture, fixtures and equipment	2-6

Note 4. Trade Receivables

        The composition of trade receivables, net, is as follows (in millions):

	December 31,
	2006	2005
Trade receivables:
Billed	$37.9	$47.3
Unbilled	3.4	4.3

	41.3	51.6
Allowance for doubtful accounts and discounts	(9.2)	(10.9)

	$32.1	$40.7

Note 5. Other Accrued Liabilities

        Other accrued liabilities consists of the following (in millions):

	December 31,
	2006	2005
Accrued Sales/Use/Excise Taxes	$16.3	$17.2
Accrued property taxes	5.3	7.1
Restructuring	0.2	6.5
Customer deposits	5.7	2.8
Other	21.3	24.0

	$48.8	$57.6

Note 6. Debt

        As described in Note 1, on March 16, 2005, the Company and holders of a majority of the debt under its Credit Facilities entered into a forbearance agreement. Pursuant to the forbearance agreement, the lenders agreed to forbear from exercising certain default related remedies against the Company, including with respect to the non-payment of principal and certain interest payment obligations under the Credit Facilities. The initial forbearance agreement expired on May 23, 2005, but was extended on four occasions until October 31, 2005. The forbearance agreement, as amended, among other things, limited the Company's ability to sell certain assets without prior approval of the lender group and required the Company to accrue two additional percentage points of interest on the outstanding loan balances.

        On October 28, 2005, the Company filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. The Company's Plan was confirmed on December 15, 2005 with the confirmation order entered by the Bankruptcy Court on December 16, 2005. Under the terms of the Plan, $677.3 million of debt outstanding under the Credit Agreement and $50.8 million of accrued interest was discharged in exchange for 100% of the equity of Reorganized McLeodUSA.

        On January 6, 2006, the Company restructured its Exit Facility into the Term Loans. The Company used the proceeds from the sale of the Company's headquarters building totaling $27.3 million to reduce the amount outstanding from $100.0 million to $72.7 million. The Term Loans consisted of $72.7 million outstanding under a Tranche A borrowing and $10.0 million outstanding under a Tranche B borrowing.

        On September 28, 2006, the Company completed a private placement of notes with a principal amount of $120.0 million (the "Notes"). The Notes bear interest at 10.5% per annum, payable semi-annually in arrears, and mature on October 1, 2011. No principal payments are due until maturity. In connection with the private placement of the Notes, the Company entered into a registration rights agreement in which the Company agreed to, among other things, file a registration statement with the SEC within 180 days of the issuance of the Notes and use its best efforts to cause the registration statement to be declared effective within 270 days after the issuance of the Notes. If there is a registration default, the annual interest rate on the Notes will increase by 0.25%. The annual interest rate on the Notes will increase by 0.25% for any subsequent 90-day period during which the registration default continues, up to a maximum additional interest rate of 1.00% per year. The Company used the proceeds from the Notes to pay off the $82.7 million outstanding under the Term Loans and cash collateralize outstanding letters of credit at 105% of their face value totaling $8.8 million. The remaining proceeds will be used for general corporate purposes.

        The Notes are collateralized by substantially all of the Company's tangible and intangible assets and include restrictions as to, among other things, additional indebtedness, payment of cash dividends, liens, investments and asset sales. The Notes do not contain financial covenants. The Company may, at its option, choose to redeem a portion of the Notes in an aggregate principal amount not exceeding the amount of the proceeds from the sale of the Company's ATS cable and telephony business of approximately $16 million. The Notes also allow for the redemption of up to 35% of the aggregate principal amount of the Notes prior to October 1, 2009 subject to certain prepayment premiums. The holders of the Notes may require the Company to repurchase the notes at 101% of the principal amount upon the occurrence of a change of control.

        The Company's debt consists of the following at December 31, (in millions):

	2006	2005
Revolving Credit Facility, variable rate due May 31, 2007	$—	$150.0
Revolving Exit Facility, variable rate due May 31, 2007	—	100.0
Tranche A Term Facility, variable rate due in various installments through May 31, 2007	—	150.8
Tranche B Term Facility, variable rate due in various installments through May 30, 2008	—	376.5
10 1/2% Senior Second Secured Notes due 2011	120.0	—

	$120.0	$777.3
Less current maturities of long-term debt	—	(100.0)
Less liabilities subject to compromise	—	(677.3)

Total long-term debt	$120.0	$—

Note 7. Fair Value of Financial Instruments

        At December 31, 2006 and 2005, the financial instruments of the Company consist of cash and cash equivalents, restricted cash, receivables, current liabilities and debt. The carrying value of these financial instruments approximates their fair value at December 31, 2006 and 2005 with the exception of the Company's debt at December 31, 2005. Utilizing data derived for December 31, 2005 from the adoption of fresh start accounting, the estimated fair value of the outstanding debt balance as of December 31, 2005 was $340.4 million, as compared to the carrying amount of $777.3 million.

Note 8. Leases and Commitments

        Leases:    The Company leases certain of its office and network facilities under noncancelable agreements that expire at various times through September 2016. These agreements require various monthly rentals plus the payment of applicable property taxes, maintenance and insurance.

        The total minimum commitment at December 31, 2006 under such operating leases is as follows (in millions):

Operating Leases
2007	28.9
2008	21.1
2009	12.7
2010	5.8
2011	3.2
Thereafter	4.3

$76.0

        The total rental expense included in the consolidated statements of operations for the years ended December 31, 2006, 2005 and 2004 is $18.2 million, $23.7 million and $24.8 million, respectively. Included in the commitments above are long-term service arrangements with telecommunication companies where the Company leases special access. These charges are not included in rent expense but are classified as cost of service in the consolidated statements of operations. The Company received sublease payments that reduced rent expense by $1.4 million, $0.9 million, and $0.4 million for the years ended December 31, 2006, 2005 and 2004.

        McLeodUSA, the parent company, has various guarantees related to subsidiary commitments under operating leases. The guarantees total $8.3 million and expire over various periods through December 2014, corresponding with the termination of the lease agreement. The underlying contractual commitment of the subsidiaries is included in the minimum commitment table above. At December 31, 2006, the Company had standby letters of credit outstanding of $8.3 million.

        McLeodUSA has indemnification obligations to its current and former Directors and Officers. The terms of the indemnification obligations provide for no limitation to the maximum potential future payments under such indemnifications. McLeodUSA maintains insurance, subject to limitations set forth in the policies, which is intended to cover the costs of claims made against its Directors and Officers.

Note 9. Capital Stock

        The Predecessor Company's Class A Common Stock, Class B Common Stock, Class C Common Stock, Series A Preferred Stock, Series B Preferred Stock and the Predecessor McLeodUSA Warrants were all canceled upon the Effective Date of the Plan.

        The Reorganized Company's Third Amended and Restated Certificate of Incorporation authorize the Company to issue 37,500,000 shares of common stock. On the Effective Date,

30,000,000 shares of Reorganized McLeodUSA Common Stock were distributed to the impaired debt holders under the Credit Facilities in accordance with the Plan.

Note 10. Change-of-Control Agreements

        At December 31, 2006, the Company had agreements with certain of its executive employees, which provide for certain additional severance payments as defined in the individual agreements upon a change of control. In addition, the Company has a severance plan covering certain other management employees whereby participants in the severance plan are entitled to receive certain severance benefits upon a qualifying termination, as defined in the severance plan, following a change of control.

Note 11.    Employee Benefit Plan

        The Company has a contributory retirement plan (the "401(k) Plan") for its employees (including executive officers) age 21 and over with at least three months of service with the Company. The 401(k) Plan provides that each participant may contribute up to 50% of his or her salary (not to exceed the annual statutory limit). The Company may make matching contributions to each participant's account equal to 50% of the participant's contribution up to 2% of the participant's annual compensation. In addition, The Company may make a discretionary annual match of up to another 50% of the participant's contribution up to 2% of the participant's annual compensation. Thus, the total matching contribution can be up to 4% of the participant's annual compensation. Employees are not permitted to purchase McLeodUSA common stock with their own contributions to the 401(k) Plan. No matching contributions or discretionary annual match was made for the years ended December 31, 2006, 2005 and 2004.

Note 12. Restructuring Charges

        As discussed in Note 1, during 2005 the Company entered into a forbearance agreement with its lenders. During the forbearance period the Company explored the possibility of selling all or pieces of the Company and solicited interest from potential acquirers. All indications of interest received were for a level of net sale proceeds below the amounts required to pay obligations under the Credit Facilities in full. Only one indication of interest for the entire Company was received, and that indication of interest was withdrawn at an early stage. As a result, the majority of the lenders indicated that they did not support continuation of the sale process and desired to have the Company proceed with a restructuring. After taking such views into account, the Company determined not to pursue the continuation of the sale process. The Company decided to proceed with a financial restructuring that would convert the $677.3 million of debt outstanding under the Credit Agreement into equity and transfer ownership of the Company to the lenders under the Credit Agreement. In connection with this process, the Company incurred charges of $2.4 million and $23.9 million during the years ended December 31, 2006 and 2005, respectively, comprised of the following (in millions):

	2006	2005
Professional fees and related expenses	$0.9	$17.5
Severance	1.5	6.4

	$2.4	$23.9

        Changes in the carrying amount of the restructuring liability for the years ended December 31, 2006 and 2005 are summarized as follows (in millions):

Facility Closure Costs
Liability at December 31, 2004	$15.2
Cash payments through December 31, 2005	(10.5)
Reserve additions	1.8

Liability at December 31, 2005	$6.5
Cash payments through December 31, 2006	(6.2)
Reserve reductions	(0.1)

Liability at December 31, 2006	$0.2

Note 13. Impairment Charges

        In accordance with SFAS 142, goodwill and other indefinite lived intangible assets are not amortized but reviewed annually for impairment or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. SFAS 142 requires the identification of reporting units and the application of a two-step approach to assess goodwill impairment. In order to identify potential impairment, the Company performed annual impairment tests of goodwill by comparing the fair value of its reporting unit with its carrying amount, including goodwill. If the carrying amount of its reporting unit exceeds its fair value, the impairment loss is measured in the second step by comparing the implied fair value of goodwill, determined in the same manner as in a business combination, with its carrying amount. The Company defined reporting units during its transitional and annual goodwill impairment tests as an operating segment comprised of McLeodUSA's consolidated operations.

        For other indefinite lived intangible assets SFAS 142 requires that the impairment test consist of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company has established July 1 as the date for its annual impairment test for both goodwill and its other indefinite lived intangible assets. The Company performed its annual goodwill impairment and other indefinite lived intangible assets evaluations using the July 1 test date. During 2004, the evaluations based on a discounted cash flow analysis indicated full impairment in the carrying amount of the Company's goodwill of $245.1 million and partial impairment in the McLeodUSA trade name of $18.0 million, resulting in a non-cash impairment charge of $263.1 million in the Company's consolidated statement of operations for the year ended December 31, 2004.

        In accordance with SFAS 144, a long-lived asset group shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. During the second quarter of 2005, the Company concluded there was not an acceptable strategic partner or buyer for all or portions of the Company and proceeded to work with its lender group to complete a capital restructuring. As a result, the Company performed an evaluation of the recoverability of its property and equipment that indicated that certain of its long-lived assets were impaired. The Company used a probability-weighted discounted cash flow analysis to estimate the fair value of the Company's property and equipment and recorded a non-cash impairment charge of $174.8 million to reduce the carrying amount to estimated fair value. The Company also performed an evaluation of the McLeodUSA trade name during the second quarter of 2005 as a result of the capital restructuring process described above. The Company performed the evaluation of the McLeodUSA trade name utilizing a "relief from royalty" method of valuation. The results of this evaluation indicated partial impairment of the McLeodUSA trade name and the Company recorded a non-cash impairment charge of $27.7 million to reduce its carrying value to estimated fair value of $37.2 million.

        In connection with the Company's bankruptcy filing in October 2005 and the results of valuations performed on the Company's noncurrent tangible and intangible assets in connection with the adoption of fresh start accounting, as described in Note 3, the Company recorded an incremental impairment charge of $75.3 million in the fourth quarter of 2005. This incremental impairment charge consisted primarily of revisions to the valuation assumptions related to the McLeodUSA trade name, the value of the customer lists as well as adjustments to the carrying value of deferred line installation costs.

Note 14. Assets Held for Sale

        In conjunction with the Plan, certain assets of the Company were identified for sale to raise cash. The Company's ATS cable and telephony business ("ATS"), which provides cable television services in and around Cedar Rapids and Marion, Iowa was identified as one of these assets because it was not considered to be core to the continuing competitive telecommunications business. The Company completed the sale of its ATS operations on March 9, 2007 for approximately $16 million. Assets held for sale and liabilities related to assets held for sale have been presented separately in the asset and liabilities sections of the consolidated balance sheet as of December 31, 2006. The assets held for sale are recorded at fair market value based on the contract value. The liabilities related to assets held for sale represent the liabilities of ATS.

        In connection with the Company's strategic plan, it may divest certain assets or markets that it no longer deems core to its business strategy. Currently, the Company is in discussions with a potential buyer for certain property and equipment and customers in North Dakota and has classified the related property and equipment, totaling $1.6 million, as held for sale in the consolidated balance sheet as of December 31, 2006. The Company expects the sale will occur sometime during 2007.

        The carrying amounts of the major classes of assets held for sale and liabilities related to assets held for sale as of December 31, 2006 were as follows (in millions):

Reorganized McLeodUSA
December 31, 2006
Current assets	$0.9
Property & equipment, net	18.7

19.6

Liabilities related to assets held for sale	$1.6

Note 15. Intangible Assets

        Intangible assets with finite lives at December 31, 2005 and 2006 are summarized as follows (in millions):

December 31, 2005:	Gross	Accumulated Amortization	Net
Deferred line installation costs	$178.5	$164.8	$13.7
Customer base	19.2	17.8	1.4
McLeodUSA trade name	3.3	—	3.3

	$201.0	$182.6	$18.4

December 31, 2006:	Gross	Accumulated Amortization	Net
Deferred line installation costs	$30.2	$7.1	$23.1
Customer base	1.4	0.3	1.1
McLeodUSA trade name	3.3	0.8	2.5

	$34.9	$8.2	$26.7

        Annual estimated amortization expense for intangible assets above is $9.6 million during each of 2007 and 2008, $7.2 million in 2009 and $0.3 million in 2010.

Note 16. Accounting for Asset Retirement Obligations

        SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the legal or contractual removal obligation is incurred and capitalized as part of the carrying amount of the long-lived asset. Over time, the liability is recorded at its present value each period through accretion expense, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company recognizes a gain or loss for any difference between the settlement amount and the obligation.

        Changes in the carrying amount of the asset retirement obligation for the years ended December 31, 2006 and 2005 are summarized as follows (in millions):

Balance, January 1, 2005	$61.4
Interest accretion	3.8
Revisions	(33.7)
Payments	(0.2)

Balance, December 31, 2005	$31.3
Fresh start accounting adjustment	(18.5)
Interest accretion	1.4

Balance, December 31, 2006	$14.2

        The asset retirement obligations are estimated based on various assumptions reviewed periodically by the Company. If information becomes known that is different than the assumptions in use, revisions are made using the more precise information. During 2005, such revisions principally related to timing of the settlement of asset retirement obligations and the likelihood of retirement provisions being enforced. As a result of the Company's adoption of fresh start accounting as of January 1, 2006, the discount rate used to determine the present value of the asset retirement obligation was changed to reflect current discount rates resulting in a decrease in the liability of $18.5 million classified as an reorganization item in the Company's consolidated statement of operations for the one day ended January 1, 2006. If actual results differ from the assumptions used, the amount of the obligations will differ, perhaps significantly, from the amounts reflected in the accompanying consolidated financial statements.

Note 17. Related Party Transactions

        Jefferies & Company, Inc. and certain of its affiliates at December 31, 2006, beneficially owned approximately 8.4% of our common stock. Jefferies & Company, Inc. was the initial purchaser in the offering of the Notes and was paid $3.6 million in fees for acting in such capacity in connection with the Notes offering.

        JPMorgan Chase and certain of its affiliates at December 31, 2006, beneficially owned approximately 7.8% of our common stock. JPMorgan Chase Bank, N.A. acted as administrative agent under the Credit Facilities and received customary fees for acting in such capacity. At December 31, 2006, the Company had $8.3 million of outstanding letters of credit with JPMorgan Chase Bank, N.A, which are cash collateralized at 105% of face value. At December 31, 2006, JPMorgan Chase also held $2.4 million as escrow agent for the Company's dispute with AT&T.

        Jefferies & Company, Inc., JPMorgan Chase and Wayzata Investment Partners LLC, or their affiliates, were among the lenders under the Company's Exit Facility and were paid $0.7 million, $3.5 million and $0.7 millions in interest, respectively. The Exit Facility was paid off on September 28, 2006. Wayzata Investment Partners LLC and certain of its affiliates own approximately 26.1% of the Company's common stock.

        During 2006, the Company made payments totaling less than $0.1 million to Birch Telecom, Inc. for telecommunication services. A director of McLeodUSA is also a director of Birch Telecom, Inc.

        During 2005 and 2004, the Predecessor Company provided and purchased services from various companies, the principals of which were stockholders or directors of McLeodUSA or affiliates. Revenues from services provided totaled $1.5 million and $2.0 million for the years ended December 31, 2005 and 2004, respectively. Services purchased during the years ended December 31, 2005 and 2004, primarily professional services, totaled $0.2 million and $3.5 million, respectively. In addition, the Company paid Forstmann Little & Co., a majority owner of the Predecessor Company, $0.1 million for the year ended December 31, 2004, for expenses incurred by Forstmann Little & Co. on behalf of the Predecessor Company.

Note 18. Income Tax Matters

        Net deferred taxes consist of the following components (in millions):

	December 31,
	2006	2005
Deferred tax assets
Net operating loss carryforwards	$1,328.1	$1,482.3
Property and equipment	145.5	348.4
Accruals and reserves not currently deductible	33.3	29.1
Intangibles and other assets	2.9	11.2
Deferred revenues	11.2	10.5
Non-qualified stock option expense	1.9	—
Other	3.4	2.7

	1,526.3	1,884.2
Less valuation allowance	(1,517.1)	(1,878.7)

	$9.2	$5.5

Deferred tax liabilities:
Deferred line installation cost	8.8	5.0
Other	0.4	0.5

	9.2	5.5

	$—	$—

        In assessing the future utilization of deferred tax assets, management considers whether it is "more likely than not" that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. No benefit for federal income taxes has been recorded for the years ended December 31, 2004 through December 31, 2006 as the net deferred tax assets generated, primarily from temporary differences related to net operating losses, were offset by a full valuation allowance because it is considered "more likely than not" that these benefits will not be realized due to the Company's historic continued losses since inception.

        In January 2006, the Company emerged from bankruptcy and adopted the provisions of its Plan of reorganization. The Company realized substantial cancellation of debt, or "COD," income as a result of the implementation of the Plan. Because the Company was a debtor in a bankruptcy case at the time it realized the COD income, it was not required to include such COD income in its taxable income for federal income tax purposes. Instead, the Company was required to reduce certain of its tax attributes (including net operating loss ("NOL") carry forwards) by the amount of COD income so excluded. The Company's NOL carry forwards at December 31, 2006 have been adjusted for this impact.

        An "ownership change" (as defined in Internal Revenue Code Section 382 ("Section 382")) generally occurs if certain persons or groups increase their aggregate ownership percentage in a corporation's stock by more than 50 percentage points in the shorter of any three-year period or the period beginning the day after the day of the last ownership change. A Section 382 ownership change occurred with respect to the Company's stock in connection with its emergence from bankruptcy pursuant to the Plan. As a result, the Company's NOL carry forwards allocable to periods prior to the Effective Date, and certain subsequently recognized "built-in" losses and deductions, if any, may be subject to limitation under the provisions of Section 382. The amount of this annual limitation is approximately $10.5 million. If a loss corporation (or consolidated group) has a "net unrealized built-in loss" at the time it incurs an ownership change (taking into account most assets and items of "built-in" income and deduction), then any built-in losses that are recognized during the following five years (up to the amount of the original net unrealized built-in loss) generally will be treated as prechange losses and will be subject to the annual limitation discussed above. For this purpose, depreciation and amortization deductions that arise during such five-year period are treated as recognized built-in losses (and, accordingly, are subject to the annual limitation under Section 382) to the extent that such deductions are attributable to unrealized built-in losses that exist at the time of the ownership change

        An exception to the annual limitation rules generally applies where existing stockholders and qualified creditors of a debtor receive, in respect of their stock and debt claims, at least 50% of the vote and value of the stock of the reorganized debtor pursuant to a confirmed chapter 11 plan. Under this exception, a debtor's prechange NOL carry forwards and built-in losses are not limited on an annual basis, but instead are required to be reduced by the amount of any interest deductions claimed during the three taxable years preceding the effective date of the reorganization, and during the part of the taxable year that is prior to and includes the reorganization, in respect of all debt that is converted into stock in the bankruptcy proceeding. Management estimates that, under the bankruptcy exception, the Company's available NOL carry forwards would be reduced by approximately $120 million as a result of the reduction in such interest deductions with respect to such COD income (as discussed above). If the special bankruptcy exception applies, any further ownership change (as defined above) of the Company within a two-year period after the consummation of the Plan will preclude the Company's future utilization of any pre-change losses existing at the time of the subsequent ownership change. Management continues to evaluate whether such election will be made with their 2006 federal income tax return, which will be filed prior to September 15, 2007.

        It has yet to be determined which election the Company will make regarding its alternatives under IRC Section 382, however management believes the Company will qualify for the Section 382 exception. Accordingly, the deferred taxes associated with the NOL carry forwards are reflected in the above schedule at gross value, without regard to any annual limitations that would be applicable if the Company did not qualify for the Section 382 exception. In addition, net deferred tax assets associated with property and equipment have been decreased to reflect the entire limitation on future recognized "built-in" losses and deductions. At December 31, 2006, the Company has NOL carry forwards for federal income tax purposes of approximately $3 billion, which are available to offset future taxable income through 2025.

        The Company's ability and that of its subsidiaries to utilize new NOL carry forwards arising after the ownership change will not be affected.

        The income tax rate differs from the U.S. Federal income tax rate due to the following:

	2006	2005	2004
Expected tax rate	35%	(35)%	(35)%

Percent increase (decrease) in income taxes resulting from:
Effect of Reorganization	8
Other	1	2
Change in valuation allowance	(44)	33	35

	—%	—%	—%

Note 19. Litigation

      The Company is involved in numerous regulatory proceedings before state public utility commissions and the Federal Communications Commission (the "FCC"), particularly in connection with actions by the regional Bell operating companies (the "RBOCs"), which include AT&T, Qwest and Verizon. The Company anticipates that the RBOCs will continue to pursue litigation, changes in regulations and legislation in states within the Company's 20-state footprint, as well as before the FCC and Congress, to reduce regulatory oversight and regulation over their rates, operations and access by others to their networks. This includes the pursuit of major changes in the Telecommunications Act of 1996, which may adversely affect competitive local exchange carriers ("competitive local exchange carriers"), including the Company. If adopted, these changes could make it more difficult for the Company to challenge the RBOCs' competitive actions and to compete with the RBOCs generally.

        The Company is one of several defendants in a lawsuit brought by AT&T and its affiliates in the U.S. District Court in the Eastern District of Missouri in February 2005. AT&T alleges that the Company conspired with one or more of Global Crossing and its affiliates, certain named competitive local exchange carriers, and/or certain unnamed Least Cost Router entities ("LCRs"), to breach AT&T's state or federal tariffs, unjustly enrich themselves and commit fraud on AT&T. AT&T alleges that the defendants knowingly disguised long distance calls that were terminated to AT&T so that they appeared to AT&T to be local calls thereby depriving AT&T of the difference between the access charge rate owed for termination of long distance calls and the reciprocal compensation rate owed for termination of local calls. The Company filed its answer on April 1, 2005, denying all liability. No discovery has been conducted in the case. On February 7, 2006, the court entered an order staying the case on the grounds that primary jurisdiction regarding the obligations of the defendants rests with the FCC. AT&T did not quantify its damages, and the case was stayed. The claims remain pending with the FCC. As this case is in an early stage and no specific claim of damages has been made against the Company, the risk of damages against the Company, if any, cannot be estimated at this time. The Company intends to vigorously defend against these claims.

        The Company has been sued in two actions brought in May 2003 in the Circuit Court of Cook County, Illinois, consolidated as Telecommunications Network Design, Inc. vs. McLeodUSA, No. 03 CH 8477, and certified as a class action, for allegedly sending unsolicited faxes in violation of 47 U.S.C. section 227(b)(3). The complaints do not quantify the alleged damages. Under the statute, recipients of unsolicited facsimile advertisements are entitled to damages of up to $500 per facsimile for inadvertent violations and up to $1,500 per facsimile for knowing or willful violations. The Company has demanded coverage from its insurance carrier, AIG, which has denied coverage. The Company is currently in litigation with AIG over coverage for these claims. The court has held that the insurance policy imposed a duty to defend these actions, but has expressed no opinion on AIG's duty to indemnify the Company for losses. The complaints do not quantify their damages. While the Company is vigorously defending against liability in the class action and pursuing its claim against AIG for insurance coverage, there can be no assurance that it will be successful in its defense or that a negative outcome would not have a material adverse effect on the Company. The Company believes it has an adequate reserve related to this dispute based on its assessment of the likely outcome, and that the risk of loss beyond the reserved amount is remote.

        The Company has protested and appealed various sales and use tax assessments levied in January 2002 by the Iowa Department of Revenue with respect to the purchase of certain equipment from 1996 through 2000. These assessments total approximately $8 million, excluding interest and penalties. The Company believes it has meritorious defenses against these assessments and intends to vigorously defend itself during this appeal process. The Company has reserved what it believes to be an adequate amount related to this dispute based on its assessment of the likely outcome. However, there can be no assurance that its business will not be materially adversely affected by a negative outcome of this dispute.

        On March 8, 2007, the Universal Service Administrative Company ("USAC"), which administers the federal universal service program on behalf of the FCC, completed an audit of the Company's contributions to the federal universal service program based upon the Company's 2005 revenues. The audit report, which is not yet final, tentatively concludes that the Company underreported or misclassified certain telecommunications service revenues, resulting in a contribution shortfall of approximately $4.4 million. The Company has identified what it believes are errors in the audit report, and intends to seek modification of the audit findings before the report is finalized. For example, the Company asserts that the audit did not recognize that a significant portion of allegedly underreported interstate revenues are from services sold to other carriers for incorporation into their own telecommunications services. Additionally, a significant portion of the allegedly underreported interstate revenues are associated with high capacity digital T-1 and primary rate interface services that are local in nature, and therefore, not interstate services. In each of these examples, the Company believes that the services are not end-user interstate services subject to universal service fee contributions. The Company expects the USAC to finalize its audit report during the first half of 2007. The Company believes it has an adequate reserve related to this dispute based on its assessment of the likely outcome. If the Company's efforts are unsuccessful, the Company has the right to appeal the audit findings to the FCC.

        In December 2005, shortly before the Company's confirmation hearing, AT&T petitioned the Bankruptcy Court for a cure payment of $35 million or a $24 million permanent deposit as adequate assurance. AT&T agreed to withdraw its objection to confirmation of the Company's plan of reorganization in exchange for subsequent consideration by the court of AT&T's claim. The Company filed a reply to the AT&T claim in January 2006. In March 2006, AT&T filed its reply to the response and amended its claim to $20 million in requested adequate assurance. After hearing arguments on AT&T's motion, the Bankruptcy Court referred the matter of deposits to state public utility commissions and the FCC for initial determinations as to whether AT&T is entitled to deposits from the Company under state and federal telecommunications law. The Bankruptcy Court reserved its rights to award a deposit under Section 365 of the Bankruptcy Code once the appropriate state agencies and the FCC have rendered their decisions. To date, AT&T has not initiated proceedings before any state or federal agency, but continues to have the right to pursue such action in the future should AT&T believe it has grounds to seek deposits under the terms of the respective interconnection agreements. There can be no assurance that the Company's business will not be materially adversely affected by adverse rulings by state agencies, the FCC or ultimately the Bankruptcy Court that AT&T is entitled to adequate assurance in an amount that would materially reduce its cash reserves.

        As a result of AT&T's insistence of a deposit as a condition of purchasing services under a commercial agreement, the Company and AT&T have never agreed on a price for services where it uses AT&T's local switching facilities to provide local service to its customers after RBOCs were permitted to withdraw the unbundled network element platform. In March 2006, AT&T unilaterally increased the price to $37 per line, which the Company has disputed. The Company has paid AT&T a lesser amount and deposited the difference between the billed and paid amount into an escrow account. The Company recorded expense for the entire amount billed. The Company filed a complaint in February 2007 asking the Illinois Commerce Commission to rule that the price AT&T has been charging since March 2006 is unreasonable and is seeking to have the disputed amount related to Illinois lines withdrawn from the escrow. The Company will be required to pursue similar complaints in other AT&T region states to resolve the remaining disputed escrow balance. There can be no assurance that the Company's business and cash reserves will not be materially adversely affected by adverse state agency and court rulings in this pending matter.

        As a result of a settlement reached with Qwest prior to the Company's emergence from Chapter 11, the Company filed complaints against Qwest during the first quarter of 2006 with several state utility commissions related to a collocation billing dispute. The Company had withheld payments due to Qwest because it believed Qwest had not properly implemented the parties' amended interconnection agreement. In July 2006, the Iowa Utilities Board agreed with Qwest's interpretation of the 2004 amendment, which would require the Company to pay Qwest the disputed payments. In August 2006, the Company filed a petition with the Iowa Utilities Board requesting reconsideration of its decision, which application was granted for purposes of further consideration. Cases filed by the Company against Qwest are pending in three other states. The Company believes it has an adequate reserve related to this dispute based on its assessment of the likely outcome.

        Also as a result of the settlement with Qwest, on March 14, 2006, the Company filed an action against Qwest in the U.S. District Court for the Northern District of Iowa seeking recovery of damages related to numerous other billings between the parties. Qwest filed a counterclaim for amounts it believes the Company owes it. This lawsuit encompasses billing disputes involving access billing for 800 toll-free calls made by the Company's customers and 800 toll-free calls made by third-party wireless carrier customers, access charges related to VoIP traffic, billing disputes related to the parties unbundled network element platform agreement, backbilling for collocation space and related disputes for fiber maintenance fees under an IRU agreement between the parties, reimbursement of third-party access charges and other issues. In addition, Qwest alleges that the Company improperly entered into revenue-sharing arrangements with wireless carriers in order to charge Qwest for access services provided to such carriers whose customers made 800 toll-free calls that were routed through Qwest's network. The Company is also seeking a declaratory judgment that it is not responsible for reimbursing Qwest for terminating access charge payments that Qwest allegedly made to rural incumbent local exchange carriers for calls that were originated by its end user customers. Qwest claims its damages exceed $14 million, and the Company's claims against Qwest exceed $12 million.

        On July 24, 2006, the Company moved to dismiss Qwest's negligent misrepresentation, conversion, trespass, fraud, fraudulent concealment and negligence counterclaims. On August 24, 2006, Qwest amended its counterclaims both by making additional factual allegations and by interposing a limited number of new legal theories. The Company filed a motion to dismiss Qwest's amended counterclaims on September 11, 2006. On January 16, 2007, the court dismissed the negligence and negligent misrepresentation claims. The court declined to dismiss the remaining counterclaims. The Company filed its response to Qwest's amended counterclaims, including the tort claims that were not dismissed on February 21, 2007. The Company believes that its billing was and remains consistent with industry practice, FCC regulations, its tariffs and interconnection agreements, and that it has good defenses to Qwest's counterclaims. The Company intends to aggressively pursue its claims against Qwest and vigorously contest the Qwest counterclaims. The Company's business and cash reserves could be adversely affected by adverse rulings by the court in this lawsuit, and the Company's loss could be as high as the total amount of damages Qwest has claimed. The Company believes it has an adequate reserve related to this dispute based on its assessment of the likely outcome.

        The Company, along with a number of other telecommunications carriers, filed suit in March 2006 against AT&T Corp. in the U.S. District Court in the District of New Jersey for unpaid and underpaid access charges. This suit claims that AT&T deliberately disguised the nature of certain calls so that the Company was unable to assess and bill the applicable access charges. AT&T has asserted a counterclaim alleging that the Company improperly billed AT&T terminating intrastate access charges on wireless roaming traffic, a portion of which should have been billed at the lower interstate rate. The Company intends to pursue its claims and to contest the AT&T counterclaim vigorously.

        The Company's former Chairman Clark E. McLeod, former President and Chief Executive Officer Stephen C. Gray, former Chairman and Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, Chris A. Davis, and former Chief Financial Officer, J. Lyle Patrick, whom are referred to together as the individual defendants, were defendants in a number of putative class action complaints filed in January 2002 that have been consolidated into a single complaint entitled In Re McLeodUSA Incorporated Securities Litigation C.O. 2-0001 (N. Iowa). The Company refers to this matter as the Iowa class action. Putative class plaintiff, New Millennium Growth Fund LLC, has also filed proofs of claim against the Company in the Company's Chapter 11 case on behalf of all class claimants in the Iowa Class Action. The Company refers to these claims as the bankruptcy claims, and together with the Iowa class action, are referred to as the securities claims. In February 2006, the plaintiffs and the Company jointly filed a stipulation of dismissal, which effectively dismissed it as a defendant in the securities claims. In September 2006, the remaining parties to the Iowa class action, including the individual defendants, filed a settlement agreement with the court, which held a fairness hearing on November 29, 2006. On January 5, 2007, the court approved the settlement agreement. On January 8, 2007, the court entered an Order and Final Judgment in this matter. The Company has no payment or other obligations in connection with this settlement.

        The Company is not aware of any other material litigation against them. It is, however, party to a number of legal actions and proceedings arising from its provision and marketing of telecommunications services (including matters involving do-not-call and billing regulations), as well as certain legal actions and regulatory matters arising in the ordinary course of business. The Company believes that the ultimate outcome of the foregoing actions will not result in a liability that would have a material adverse effect on its financial condition or results of operations.

Note 20. Subsequent events

Sale of ATS

        On March 9, 2006, the Company completed the sale of ATS to ImOn Communications, LLC.

Authorization of new shares

        In March 2007, the Company's board of directors approved an increase to the number of authorized shares of common stock to 250,000,000, to be effective immediately prior to the Company's initial public offering of common stock.

Stock option grants

        In February 2007, the Company granted options to purchase 659,200 shares of common stock to its employees and non-employee directors.

Note 21. Condensed Consolidating Financial Information

        On September 28, 2006, McLeodUSA Incorporated ("Issuer") issued the Notes. The Notes are fully, unconditionally and irrevocably guaranteed by each of the Company's existing and future subsidiaries ("Subsidiary Guarantors"), jointly and severally. All of the Company's subsidiaries are wholly-owned. Substantially all of the Issuer's cash flow is generated by the Subsidiary Guarantors. As a result, funds necessary to meet the Issuer's debt service obligations are provided by the Subsidiary Guarantors.

        The following information sets forth the Company's Condensed Consolidating Balance Sheets as of December 31, 2006 and 2005, Condensed Consolidating Statements of Operations for the years ended December 31, 2006, 2005 and 2004 and Condensed Consolidating Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004.

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2006

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$58.7	$6.1	$—	$64.8
Restricted cash	10.6	—	—	10.6
Trade receivables, net	—	32.1	—	32.1
Prepaid expenses and other	3.7	7.1	—	10.8
Assets held for sale	—	19.6	—	19.6

Total current assets	73.0	64.9	—	137.9

Property and equipment, net	—	306.3	—	306.3
Investment in subsidiaries	320.0	352.1	(672.1)	—
Intangibles, net	2.5	24.2	—	26.7
Other	7.0	1.1	—	8.1

Total assets	$402.5	$748.6	$(672.1)	$479.0

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable	$0.5	$35.1	$—	$35.6
Accrued payroll and payroll related expenses	10.8	2.4	—	13.2
Other accrued liabilities	6.8	42.0	—	48.8
Deferred revenue, current portion	0.2	8.5	—	8.7
Liabilities related to assets held for sale	—	1.6	—	1.6

Total current liabilities	18.3	89.6	—	107.9
Long-term liabilities
Due (from)/due to affiliates	47.1	(47.1)	—	—
Long-term debt, less current maturities	120.0	—	—	120.0
Deferred revenue, less current portion	—	19.8	—	19.8
Other long-term liabilities	—	14.2	—	14.2

Total liabilities	185.4	76.5	—	261.9

Stockholders' equity (deficit)	217.1	672.1	(672.1)	217.1

Total liabilities and stockholders' equity (deficit)	$402.5	$748.6	$(672.1)	$479.0

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2005

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$13.9	$6.1	$—	$20.0
Restricted cash	43.4	—	—	43.4
Trade receivables, net	—	40.7	—	40.7
Prepaid expenses and other	6.4	7.4	—	13.8

Total current assets	63.7	54.2	—	117.9

Property and equipment, net	—	346.4	—	346.4
Intangibles, net	3.3	15.1	—	18.4
Other	1.1	2.4	—	3.5

Total assets	$68.1	$418.1	$—	$486.2

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Liabilities subject to compromise	$728.1	$—	$—	$728.1
Current maturities of long-term debt	100.0	—	—	100.0
Accounts payable	0.4	33.3	—	33.7
Accrued payroll and payroll related expenses	11.5	2.2	—	13.7
Other accrued liabilities	40.3	17.3	—	57.6
Deferred revenue, current portion	—	9.4	—	9.4

Total current liabilities	880.3	62.2	—	942.5
Long-term liabilities
Losses in subsidiary in excess of investment	(1,250.1)	(3,294.6)	4,544.7	—
Due to (due from) affiliates	944.1	(944.1)	—	—
Deferred revenue, less current portion	—	18.6	—	18.6
Other long-term liabilities	—	31.3	—	31.3

Total liabilities	574.3	(4,126.6)	4,544.7	992.4

Preferred stock	42.4	—	—	42.4
Stockholders' equity (deficit)	(548.6)	4,544.7	(4,544.7)	(548.6)

Total liabilities and stockholders' equity (deficit)	$68.1	$418.1	$—	$486.2

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

For the Year Ended December 31, 2006

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$544.7	$—	$544.7
Operating expenses:
Cost of service (exclusive of depreciation and amortization expense shown separately below)	—	315.8	—	315.8
Selling, general and administrative	24.8	156.9	—	181.7
Depreciation and amortization	0.8	59.3	—	60.1
Impairment charge	—	—	—	—
Reorganization items	—	—	—	—
Restructuring charges	2.4	—	—	2.4

Total operating expenses	28.0	532.0	—	560.0

Operating (loss) income	(28.0)	12.7	—	(15.3)
Nonoperating (expense) income:
Interest expense, net of amounts capitalized	(11.0)	(1.7)	—	(12.7)
Other income (expense)	(1.2)	0.9	—	(0.3)

Total nonoperating expense	(12.2)	(0.8)	—	(13.0)

Net (loss) income before equity in undistributed earnings (losses) of subsidiaries	(40.2)	11.9	—	(28.3)
Equity in undistributed earning (losses) of subsidiaries	11.9	—	(11.9)	—

Net (loss) income	$(28.3)	$11.9	$(11.9)	$(28.3)

Other comprehensive income:
Unrealized holding gains arising during the period	$0.1	$—	$—	$0.1

Comprehensive (loss) income	$(28.2)	$11.9	$(11.9)	$(28.2)

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2005

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$635.0	$—	$635.0
Operating expenses:
Cost of service (exclusive of depreciation and amortization expense shown separately below)	—	362.1	—	362.1
Selling, general and administrative	29.2	188.2	—	217.4
Depreciation and amortization	1.3	211.6	—	212.9
Impairment charge	63.1	214.7		277.8
Reorganization items	20.2	—		20.2
Restructuring charges	23.9	—	—	23.9

Total operating expenses	137.7	976.6	—	1,114.3

Operating (loss) income	(137.7)	(341.6)	—	(479.3)
Nonoperating (expense) income:
Interest expense, net of amounts capitalized	(61.3)	(4.0)	—	(65.3)
Other income (expense)	—	9.8	—	9.8

Total nonoperating expense	(61.3)	5.8	—	(55.5)

Net (loss) income before equity in undistributed earnings (losses) of subsidiaries	(199.0)	(335.8)	—	(534.8)
Equity in undistributed earning (losses) of subsidiaries	(335.8)	—	335.8	—

Net (loss) income	$(534.8)	$(335.8)	$335.8	$(534.8)

McLEODUSA INCORPORATED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2004

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$716.2	$—	$716.2
Operating expenses:
Cost of service (exclusive of depreciation and amortization expense shown separately below)	—	393.8	—	393.8
Selling, general and administrative	39.3	229.1	—	268.4
Depreciation and amortization	1.5	355.3	—	356.8
Impairment charge	263.1	—	—	263.1
Reorganization items	—	—	—	—
Restructuring charges	(0.2)	—	—	(0.2)

Total operating expenses	303.7	978.2	—	1,281.9

Operating (loss) income	(303.7)	(262.0)	—	(565.7)
Nonoperating (expense) income:
Interest expense, net of amounts capitalized	(44.5)	(3.7)	—	(48.2)
Other income (expense)	3.2	(13.8)	—	(10.6)

Total nonoperating expenses	(41.3)	(17.5)	—	(58.8)

Net (loss) income before equity in undistributed earnings (losses) of subsidiaries	(345.0)	(279.5)	—	(624.5)
Equity in undistributed earning (losses) of subsidiaries	(279.5)	—	279.5	—

Net (loss) income	$(624.5)	$(279.5)	$279.5	$(624.5)

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

	Issuer	Combined Guarantor Subsidiaries	Consolidated
Cash Flow from Operating Activities
Net (loss) income	$(40.2)	$11.9	$(28.3)
Depreciation and amortization	0.8	51.1	51.9
Stock compensation expense	4.9	—	4.9
Changes in operating assets and liabilities	(29.7)	46.9	17.2

Net cash provided by (used in) operating activities	(64.2)	109.9	45.7

Cash Flows from Investing Activities
Purchase of property and equipment	—	(31.9)	(31.9)
Deferred line installation costs	—	(17.0)	(17.0)
Proceeds from sale of assets	—	2.7	2.7
Decrease in restricted cash	31.7	—	31.7

Net cash provided by (used in) investing activities	31.7	(46.2)	(14.5)
Cash Flows from Financing Activities
Principal repayments of long-term debt	(110.0)	—	(110.0)
Proceeds from issuance of long-term debt	130.0	—	130.0
Deferred financing fees	(6.4)	—	(6.4)
Change in due to/due from affiliates	63.7	(63.7)	—

Net cash provided by (used in) financing activities	77.3	(63.7)	13.6

Net increase in cash and cash equivalents	44.8	—	44.8
Cash and cash equivalents
Beginning	13.9	6.1	20.0

Ending	$58.7	$6.1	$64.8

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2005

	Issuer	Combined Guarantor Subsidiaries	Consolidated
Cash Flow from Operating Activities
Net loss	$(209.4)	$(325.4)	$(534.8)
Depreciation and amortization	1.3	211.6	212.9
Impairment charges	63.1	214.7	277.8
Changes in operating assets and liabilities	52.0	6.5	58.5

Net cash provided by (used in) operating activities	(93.0)	107.4	14.4

Cash Flows from Investing Activities
Purchase of property and equipment	—	(35.9)	(35.9)
Deferred line installation costs	—	(26.3)	(26.3)
Proceeds from sale of assets	29.9	31.3	61.2
Increase in restricted cash	(43.4)	—	(43.4)

Net cash used in investing activities	(13.5)	(30.9)	(44.4)
Cash Flows from Financing Activities
Principal repayments of long-term debt	—	—	—
Proceeds from issuance of long-term debt	—	—	—
Deferred financing fees	—	—	—
Change in due to/due from affiliates	74.0	(74.0)	—

Net cash provided by (used in) financing activities	74.0	(74.0)	—

Net increase (decrease) in cash and cash equivalents	(32.5)	2.5	(30.0)
Cash and cash equivalents
Beginning	46.4	3.6	50.0

Ending	$13.9	$6.1	$20.0

McLEODUSA INCORPORATED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2004

	Issuer	Combined Guarantor Subsidiaries	Consolidated
Cash Flow from Operating Activities
Net loss	$(344.9)	$(279.6)	$(624.5)
Depreciation and amortization	1.5	355.3	356.8
Impairment charges	263.1	—	263.1
Changes in operating assets and liabilities	(10.0)	31.3	21.3

Net cash provided by (used in) operating activities	(90.3)	107.0	16.7

Cash Flows from Investing Activities
Purchase of property and equipment	—	(49.4)	(49.4)
Deferred line installation costs	—	(28.8)	(28.8)
Proceeds from sale of assets	5.0	19.8	24.8
Decrease in restricted cash	—	—	—

Net cash provided by (used in) investing activities	5.0	(58.4)	(53.4)
Cash Flows from Financing Activities
Principal repayments of long-term debt	—	(27.0)	(27.0)
Proceeds from issuance of long-term debt	—	60.0	60.0
Deferred financing fees	—	(2.8)	(2.8)
Change in due to/due from affiliates	81.0	(81.0)	—

Net cash provided by (used in) financing activities	81.0	(50.8)	30.2

Net decrease in cash and cash equivalents	(4.3)	(2.2)	(6.5)
Cash and cash equivalents
Beginning	50.7	5.8	56.5

Ending	$46.4	$3.6	$50.0

Note 22. Quarterly Data—(Unaudited)

        The following table includes summarized quarterly financial data for the years ended December 31, 2006 and 2005 (in millions, except per share data):

	Predecessor McLeodUSA	Reorganized McLeodUSA
	January 1, 2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006
Revenues	$—	$145.7	$139.7	$132.5	$126.8
Operating (loss) income	18.5	(1.6)	(3.7)	(4.2)	(5.8)
Net (loss) income	746.6	(4.8)	(6.5)	(7.9)	(9.1)
(Loss) income per common share	2.36	(0.16)	(0.21)	(0.26)	(0.31)
	Predecessor McLeodUSA
2005
Revenues	$160.5	$159.7	$154.4	$160.4
Operating loss	(82.8)	(248.0)	(46.6)	(101.9)
Net loss	(97.5)	(268.0)	(63.9)	(105.4)
Net loss applicable to common shares	(98.0)	(268.4)	(64.2)	(105.5)
Loss per common share	(0.32)	(0.86)	(0.20)	(0.33)

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Special Note Regarding Forward-Looking Statements
Use of Proceeds
Dividend Policy
Capitalization
Dilution
Selected Consolidated Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Regulatory Environment
Management
Compensation Discussion and Analysis
Related Party Transactions
Principal and Selling Stockholders
Description of Capital Stock
Shares Eligible for Future Sale
Material U.S. Federal Tax Considerations for Non-U.S. Holders of Our Common Stock
Underwriting
Legal Matters
Experts
Where You Can Find More Information
Index to Consolidated Financial Statements

Until                           , 2007 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                             Shares

Common Stock

Deutsche Bank Securities

Jefferies & Company

Prospectus

                           , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses, other than the underwriting discounts and commission, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the fees payable to the Securities and Exchange Commission and the NASD.

Securities and Exchange Commission registration fee		$5,296
NASD fee		17,750
Nasdaq Stock Market listing fee		100,000
Accountants' fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent fees		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

        McLeodUSA Incorporated is incorporated under the laws of the state of Delaware.

        Section 145(a) of the Delaware General Corporation Law, or the DGCL, grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of being or having been in any such capacity, if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

        In the case of an action by or in the right of the corporation, Section 145(b) permits the corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which the action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery or such other court shall deem proper.

        To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding two paragraphs, Section 145(c) requires that he or she be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection therewith.

        Section 145(e) provides that expenses, including attorneys' fees, incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit, or proceeding may be paid by the corporation in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in Section 145.

        Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for violations of the directors' fiduciary duty of care, except (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (4) for any transaction from which a director derived an improper personal benefit.

        The bylaws of McLeodUSA Incorporated that will be in effect upon the completion of this offering provide that the corporation shall indemnify every person who is or was a party or is or was threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the corporation or, while a director or officer or employee of the corporation, is or was serving at the request of the corporation as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including counsel fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, to the full extent permitted by applicable law.

        The certificate of incorporation of McLeodUSA Incorporated that will be in effect upon the completion of this offering provides that the corporation is authorized, to the fullest extent permitted by applicable law, to provide indemnification of (and advancement of expenses to) agents of the corporation (and any other persons to which the DGCL permits the corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, by vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by the DGCL and applicable decisional law, with respect to actions for breach of duty to the corporation, its stockholders, and others.

Item 15.    Recent Sales of Unregistered Securities

        Set forth below is information regarding our issuance of securities by the Registrant within the past three years without registration under the Securities Act of 1933. These securities were offered and sold by us in reliance upon exemptions from the registration requirements provided by Rule 701 under the Securities Act relating to transactions occurring under compensatory benefit plans and Section 1145(a) of the U.S. Bankruptcy Code.

        In January 2006, in connection with our emergence from bankruptcy, we issued an aggregate of 30,000,000 shares of common stock to certain of our former creditors in satisfaction and retirement of their claims. The issuance of such shares and the distribution thereof was exempt from registration under applicable securities laws pursuant to Section 1145(a) of the U.S. Bankruptcy Code.

        In January 2006, we issued to our Chief Executive Officer 750,000 shares of restricted common stock pursuant to our 2006 Omnibus Equity Plan.

        On September 28, 2006, we completed the private placement of $120.0 million in aggregate principal amount of 10 1/2% senior second secured notes due 2011. Our 10 1/2% notes were offered and sold only to qualified institutional buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A. Jefferies & Company, Inc. was the initial purchaser of our 10 1/2% notes.

        Since January 2006, we have issued to certain of our directors and employees options to purchase 2,370,500 shares of common stock pursuant to our 2006 Omnibus Equity Plan.

        The issuance to directors and employees of shares of common stock and options to purchase shares of common stock, as described in this Item 15, were issued pursuant to written compensatory plans or arrangements with our employees and directors in reliance on the exemption provided by Rule 701 promulgated under Section 3(b) of the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16.    Exhibits.

  (a)
  Exhibits

1.1*	Form of Underwriting Agreement
2.1**	Joint Prepackaged Plan of Reorganization of McLeodUSA Incorporated and its Affiliated Debtors, dated October 19, 2005 and effective January 6, 2006
3.1**	Third Amended and Restated Certificate of Incorporation of McLeodUSA Incorporated
3.2**	Third Amended and Restated Bylaws of McLeodUSA Incorporated, as amended
3.3*	Form of Certificate of Amendment to Third Restated Certificate of Incorporation of McLeodUSA Incorporated
4.1**	Indenture, dated as of September 28, 2006, among McLeodUSA Incorporated, as Issuer, the Guarantors named therein, as Guarantors, and U.S. Bank National Association, as Trustee and Collateral Agent, relating to the 10 1/2% Senior Second Secured Notes due 2011, including the form of 10 1/2% Senior Second Secured Notes due 2011
4.2**	Security and Pledge Agreement, dated as of September 28, 2006, among McLeodUSA Incorporated, the Guarantors party thereto, and U.S. Bank National Association, as Collateral Agent, relating to the 10 1/2% Senior Second Secured Notes due 2011
4.3**	Registration Rights Agreement, dated as of September 28, 2006, among McLeodUSA Incorporated, the Guarantors named therein, and Jefferies & Company, Inc., as the Initial Purchaser, relating to the 10 1/2% Senior Second Secured Notes due 2011
4.4**	Form of Intercreditor Agreement, to be entered into if McLeodUSA Incorporated establishes a senior secured credit facility or incurs certain other senior secured indebtedness, as permitted by the Indenture relating to the 10 1/2% Senior Second Secured Notes due 2011

4.5**	Registration Rights Agreement, dated as of January 6, 2006, among McLeodUSA Incorporated and the holders of Common Stock listed on Schedule I thereto, as amended
4.6**	Stockholders Agreement, dated as of January 6, 2006, among McLeodUSA Incorporated and the holders of Common Stock listed on Schedule I thereto
4.7**	Specimen certificate evidencing shares of common stock
5.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10.1**	2006 Omnibus Equity Plan, as amended
10.2**	Form of Stock Option Agreement with Richard J. Buyens, Joseph H. Ceryanec, Christopher W. MacFarland and James C. Ryan
10.3**	Form of Stock Option Agreement with directors
10.4**	Employment Agreement, dated as of January 1, 2006, between McLeodUSA Incorporated and Royce J. Holland
10.5**	Stock Option Agreement, dated as of January 1, 2006, between McLeodUSA Incorporated and Royce J. Holland, as amended
10.6**	Restricted Stock Award Agreement, dated as of January 1, 2006, between McLeodUSA Incorporated and Royce J. Holland
10.7**	Form of Indemnity Agreement with directors and executive officers
10.8**	Employment Security Severance Plan, as amended
10.9**	Form of Severance Agreement with Richard J. Buyens, Joseph H. Ceryanec, Christopher W. MacFarland and James C. Ryan
10.10**	Director Compensation Policy
10.11**	Agreement, dated January 31, 2005, between Qwest Corporation and McLeodUSA Telecommunications Services, Inc.
10.12*	Network Agreement dated November 24, 1999 between Alliant Energy Companies and McLeodUSA Telecommunications Services, Inc.
10.13*	Commercial Agreement between Illinois Bell Telephone Company d/b/a AT&T Illinois, Indiana Bell Telephone Company Incorporated d/b/a AT&T Indiana, Michigan Bell Telephone Company d/b/a AT&T Michigan, Nevada Bell Telephone Company d/b/a AT&T Nevada, The Ohio Bell Telephone Company d/b/a AT&T Ohio, Pacific Bell Telephone Company d/b/a AT&T California, The Southern New England Telephone Company d/b/a AT&T Connecticut, Southwestern Bell Telephone, L.P. d/b/a AT&T Arkansas, AT&T Kansas, AT&T Missouri, AT&T Oklahoma and/or AT&T Texas, Wisconsin Bell, Inc. d/b/a AT&T Wisconsin and McLeodUSA Telecommunications Services, Inc.
21**	Subsidiaries of McLeodUSA Incorporated
23.1	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
23.2	Consent of McGladrey & Pullen, LLP
23.3	Consent of Deloitte & Touche LLP
23.4	Consent of Bingham McCutchen LLP
24	Powers of Attorney (included in the signature pages to this registration statement)

*
To be filed by amendment.

**
Previously filed.

(b)
Financial Statement Schedules

        None.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Hiawatha, State of Iowa, on this 4th day of May, 2007.

MCLEODUSA INCORPORATED
By:	/s/ ROYCE J. HOLLAND Royce J. Holland Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ ROYCE J. HOLLAND Royce J. Holland	Chief Executive Officer and Director (Principal Executive Officer)	May 4, 2007
/s/ JOSEPH H. CERYANEC Joseph H. Ceryanec	Chief Financial Officer (Principal Financial and Accounting Officer)	May 4, 2007
* John H. Bonde	Director	May 4, 2007
* Donald C. Campion	Director	May 4, 2007
* Eugene I. Davis	Director	May 4, 2007
* John D. McEvoy	Director	May 4, 2007
* Alex Stadler	Director	May 4, 2007

* D. Craig Young	Director	May 4, 2007
*By:	/s/ ROYCE J. HOLLAND Royce J. Holland Attorney-in-Fact

EXHIBIT INDEX

1.1*	Form of Underwriting Agreement
2.1**	Joint Prepackaged Plan of Reorganization of McLeodUSA Incorporated and its Affiliated Debtors, dated October 19, 2005 and effective January 6, 2006
3.1**	Third Amended and Restated Certificate of Incorporation of McLeodUSA Incorporated
3.2**	Third Amended and Restated Bylaws of McLeodUSA Incorporated, as amended
3.3*	Form of Certificate of Amendment to Third Restated Certificate of Incorporation of McLeodUSA Incorporated
4.1**	Indenture, dated as of September 28, 2006, among McLeodUSA Incorporated, as Issuer, the Guarantors named therein, as Guarantors, and U.S. Bank National Association, as Trustee and Collateral Agent, relating to the 10 1/2% Senior Second Secured Notes due 2011, including the form of 10 1/2% Senior Second Secured Notes due 2011
4.2**	Security and Pledge Agreement, dated as of September 28, 2006, among McLeodUSA Incorporated, the Guarantors party thereto, and U.S. Bank National Association, as Collateral Agent, relating to the 10 1/2% Senior Second Secured Notes due 2011
4.3**	Registration Rights Agreement, dated as of September 28, 2006, among McLeodUSA Incorporated, the Guarantors named therein, and Jefferies & Company, Inc., as the Initial Purchaser, relating to the 10 1/2% Senior Second Secured Notes due 2011
4.4**	Form of Intercreditor Agreement, to be entered into if McLeodUSA Incorporated establishes a senior secured credit facility or incurs certain other senior secured indebtedness, as permitted by the Indenture relating to the 10 1/2% Senior Second Secured Notes due 2011
4.5**	Registration Rights Agreement, dated as of January 6, 2006, among McLeodUSA Incorporated and the holders of Common Stock listed on Schedule I thereto, as amended
4.6**	Stockholders Agreement, dated as of January 6, 2006, among McLeodUSA Incorporated and the holders of Common Stock listed on Schedule I thereto
4.7**	Specimen certificate evidencing shares of common stock
5.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10.1**	2006 Omnibus Equity Plan, as amended
10.2**	Form of Stock Option Agreement with Richard J. Buyens, Joseph H. Ceryanec, Christopher W. MacFarland and James C. Ryan
10.3**	Form of Stock Option Agreement with directors
10.4**	Employment Agreement, dated as of January 1, 2006, between McLeodUSA Incorporated and Royce J. Holland
10.5**	Stock Option Agreement, dated as of January 1, 2006, between McLeodUSA Incorporated and Royce J. Holland, as amended
10.6**	Restricted Stock Award Agreement, dated as of January 1, 2006, between McLeodUSA Incorporated and Royce J. Holland
10.7**	Form of Indemnity Agreement with directors and executive officers
10.8**	Employment Security Severance Plan, as amended
10.9**	Form of Severance Agreement with Richard J. Buyens, Joseph H. Ceryanec, Christopher W. MacFarland and James C. Ryan
10.10**	Director Compensation Policy
10.11**	Agreement, dated January 31, 2005, between Qwest Corporation and McLeodUSA Telecommunications Services, Inc.

10.12*	Network Agreement dated November 24, 1999 between Alliant Energy Companies and McLeodUSA Telecommunications Services, Inc.
10.13*	Commercial Agreement between Illinois Bell Telephone Company d/b/a AT&T Illinois, Indiana Bell Telephone Company Incorporated d/b/a AT&T Indiana, Michigan Bell Telephone Company d/b/a AT&T Michigan, Nevada Bell Telephone Company d/b/a AT&T Nevada, The Ohio Bell Telephone Company d/b/a AT&T Ohio, Pacific Bell Telephone Company d/b/a AT&T California, The Southern New England Telephone Company d/b/a AT&T Connecticut, Southwestern Bell Telephone, L.P. d/b/a AT&T Arkansas, AT&T Kansas, AT&T Missouri, AT&T Oklahoma and/or AT&T Texas, Wisconsin Bell, Inc. d/b/a AT&T Wisconsin and McLeodUSA Telecommunications Services, Inc.
21**	Subsidiaries of McLeodUSA Incorporated
23.1*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
23.2	Consent of McGladrey & Pullen, LLP
23.3	Consent of Deloitte & Touche LLP
23.4	Consent of Bingham McCutchen LLP
24**	Powers of Attorney (included in the signature pages to this registration statement)

*
To be filed by amendment.

**
Previously filed.